3.

Follow-Up Materials

06014797

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shenzhen Special Economic Zone Real Estate

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 03 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3783

FISCAL YEAR 12-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 7/3/06



SPG

深圳经济特区房地产（集团）股份有限公司

SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE&PROPERTIES (GROUP).CO., LTD.

20 年度报告

重要提示

本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

董事许振汉因公务未能出席董事会，委托董事长邵志和表决；董事谢光亮因个人原因未出席董事会，未授权其他人表决。

本公司董事长邵志和、主管会计工作负责人罗坤权、会计机构负责人陈金才保证年度报告中财务报告的真实、完整。

目 录

第一节 公司基本情况简介

(一)	公司法定中文名称:	深圳经济特区房地产(集团)股份有限公司
	公司法定英文名称:	SHENZHEN Special Economic Zone Real Estate&Properties (Group)Co., Ltd.
	中文缩写:	深房集团
	英文缩写:	SPG
(二)	公司法定代表人:	邵志和
(三)	公司董事会秘书:	陈 继
	证券事务代表:	涂志刚
	联系地址:	深圳市人民南路深房广场47楼
	电话:	(0755)82293000-4718、4715
	传真:	(0755)82294024
	电子信箱:	spg@163.net
(四)	公司注册地址:	深圳市人民南路深房广场47楼
	公司办公地址:	深圳市人民南路深房广场45—48楼
	邮政编码:	518001
	电子信箱 :	spg@163.net
(五)	公司选定的信息披露报纸	
	境内:	《中国证券报》
	境外:	《大公报》
	登载公司年度报告的中国证监会指定的国际互联网址:	http://www.cninfo.com.cn
	公司年度报告备置地点:	深圳市人民南路深房广场47楼
(六)	股票上市交易所:	深圳证券交易所
	股票简称及股票代码:	G深深房(代码000029) 深深房B(代码200029)
(七)	其他有关资料	
	公司首次注册登记日期:	1980年1月8日
	登记地点:	深圳市工商行政管理局
	营业执照注册号:	4403011002426
	税务登记号码:	440301192179585
	公司聘请的会计师事务所名称:	深圳南方民和会计师事务所
	地址:	深圳市深南中路2007号电子大厦8楼

第二节 会计数据和业务数据摘要

(一) 公司年本度主要利润指标情况

单位:元

公司本年度实现的利润总额:	11,006,158.35
净利润:	12,100,200.79
扣除非经常性损益后的净利润:	-40,482,937.48
主营业务利润:	84,995,947.27
其他业务利润:	664,478.90
营业利润:	-33,205,891.85
投资收益:	46,536,393.47
补贴收入:	0.00
营业外收支净额:	-2,324,343.27
经营活动增加的现金流量净额:	266,270,984.93
现金及现金等价物净增加额:	106,328,933.05

非经营性损益扣除项目包括处置股权债权损益46,507,481.54元、营业外收入573,931.83元、营业外支出2,898,275.10元、存货跌价准备转回8,400,000.00元，合计52,583,138.27元。由于本公司需弥补以前年度亏损，本年度无需缴纳所得税，故不存在非经常性损益所产生的所得税影响数。

A、B股差异:

因使用国际会计准则对净利润和净资产产生的影响及所作出的调整:

	净利润(千元)	净资产(千元)
按国际会计准则	62,442	975,671
转回投资物业的折旧及摊销费用	(26,993)	121,509
短期投资市价的调整	(363)	(1,718)
上年费用确认的时间性差异		(522)
固定资产成本确认的差异	--	202,148
冲销购入子公司而导致的商誉	(1,397)	2,902
债务重组收益确认差异	(21,587)	
其 他	(2)--	--
按<企业会计制度>	12,100	1,056,972

(二)本公司最近三年的主要会计数据和财务指标

	2005 年	2004 年	2003 年(调整后)	2003 年(调整前)
主营业务收入(万元)	85,214.12	57,054.17	96,238.35	96,238.36
净利润(万元)	1,210.02	-14,230.78	435.61	1,135.17
总资产(万元)	228,030.67	251,899.27	275,888.89	274,681.14
股东权益(不含少数股东权益、单位万元)	105,697.21	100,206.94	114,446.40	113,938.21
每股收益 -- 摊薄(元)	0.0120	-0.1407	0.0043	0.0112
每股收益 -- 加权(元)	0.0120	-0.1407	0.0043	0.0112
每股收益 -- 扣除非经常损益(元)	-0.0400	-0.1271	0.01459	0.0215
每股净资产(元)	1.0448	0.9905	1.1313	1.1263
调整后的每股净资产(元)	0.9840	0.9304	1.0388	1.0861
每股经营活动产生的现金流量净额(元)	0.2632	0.0078	0.1862	0.1862
净资产收益率 -- 摊薄(%)	1.14	-14.20	0.38	1.00
净资产收益率 -- 加权(%)	1.20	-13.26	0.38	1.00
扣除非经常性损益后净资产收益率 -- 加权(%)	-4.02	-11.98	1.91	1.91

(三)报告期内股东权益变动情况及变化原因

项　目	股本(万股)	资本公积(万元)	盈余公积(万元)	其中：公益金(万元)	未分配利润(万元)	外币报表折算差额(万元)	股东权益合计(万元)
期初数	101,166	95,665.79	11,891.07	11,559.44	-105,381.42	-3,134.50	100,206.94
本期增加	0	2,158.70	0	0	1,210.020	2121.55	5,490.27
本期减少	0	0	0	0			
期末数	101,166	97,824.49	11,891.07	11,559.44	-104,171.40	-1012.95	105,697.21
变动原因					年度盈利		

第三节 股本变动及股东情况

一、股本变动情况表

(一) 报告期内，公司股份总数及股本结构未发生变动。

(二) 2006 年 2 月 15 日，公司实施股权分置改革方案，公司股权结构调整为：

	本次变动前		本次变动增减(+，-)					本次变动后	
	数量(万股)	比例(%)	发行新股	送股(万股)	公积金转股	其他	小计	数量	比例(%)
一、有限售条件股份									
1、国家持股	74,382	73.52		-7,095.58			-7,095.58	67,286.42	66.51
2、国有法人持股									
3、其他内资持股									
其中:									
境内法人持股									
境内自然人持股									
4、外资持股									
其中:									
境外法人持股									
境外自然人持股									
二、无限售条件股份									
1、人民币普通股	14,784	14.61		7,095.58			7,095.58	21,879.58	21.63
2、境内上市的外资股	12,000	11.86						12,000	11.86
3、境外上市的外资股									
4、其他									
三、股份总数	101,166	100.00						101,166	100.00

二、股票发行与上市情况

1、到报告期末为止的前三年，本公司未发行过股票及衍生证券。

2、2006 年 1 月 23 日，公司召开股权分置改革相关股东会议，审议通过股权分置改革方案，即以公司现有流通 A 股股本 14,784 万股为基数，流通 A 股股东每持有 10 股流通 A 股获付 4.8 股对价股份。本次股改方案实施前，公司非流通股股份为 74,382 万股，占总股本的 73.52%；流通股份为 26,784 万股，占总股本的 26.47%。本次股改方案实施后，公司总股本不变，所有股份均为流通股，其中：有限售条件的流通股股份为 67,286.42 万股，占总股本的 66.51%，无限售条件的流通股份为 33,879.58 万股，占总股本的 33.49%。

3、公司内部职工股已于 1994 年 8 月 26 日获准上市交易，目前本公司无内部职工股。

三、股东情况

1、股东数量和持股情况：
股东总数：99785

前10名股东持股情况

股东名称	股东性质	持股比例	持股总数	持有非流通股数量	质押或冻结的股份数量
深圳市建设投资控股公司	国有股东	73.52%	743,820,000	743,820,000	
中国建设银行－博时裕富证券投资基金	其他	0.09%	859,918		
CHU KOON YUK	外资股东	0.07%	720,000		
ORE BURNS(AUSTRALIA)	外资股东	0.06%	600,000		
胡燕芬	外资股东	0.06%	600,000		
LAI KONG SUNG 黎抗生	外资股东	0.06%	558,100		
SHUM YIP KWAN WING DEVELOPMENT LTD	外资股东	0.05%	480,800		
杨耀初	外资股东	0.05%	477,000		
朱丽容	外资股东	0.04%	397,800		
马泽琪	外资股东	0.04%	392,000		

前10名流通股东持股情况

股东名称	持有流通股数量	股份种类
中国建设银行－博时裕富证券投资基金	859,918	人民币普通股
CHU KOON YUK	720,000	境内上市外资股
ORE BURNS(AUSTRALIA) PTY.LINITED	600,000	境内上市外资股
胡燕芬	600,000	境内上市外资股
LAI KONG SUNG 黎抗生	558,100	境内上市外资股
SHUM YIP KWAN WING DEVELOPMENT LTD	480,800	境内上市外资股
杨耀初	477,000	境内上市外资股
朱丽容	397,800	境内上市外资股
马泽琪	392,000	境内上市外资股
邵子钦	376,630	境内上市外资股
上述股东关联关系或一致行动的说明		未知

2、公司控股股东情况：

2004年10月13日,本公司控股股东由深圳市建设投资控股公司变更为深圳市投资控股有限公司(股权过户于2006年2月14日办理完毕),深圳市投资控股有限公司为国有独资有限责任公司，成立于2004年10月13日，注册资本40亿，法定代表人陈洪博，经营范围：为市属国有企业提供担保、国有股权管理、所属企业资产重组、改制和资本运作、股权投资等。本公司最终控制人为深圳市国有资产管理委员会。深圳国资委办公地址为深圳市福田区深南大道投资大厦，邮编518029。

公司与实际控制人之间产权和控制关系方框图：


深圳市国有资产监督管理委员会
深圳市投资控股有限公司
本公司

第四节 董事、监事、高级管理人员和员工情况

一、董事、监事和高级管理人员基本情况：

姓　名	职务	性别	年龄	任期起止日期	年初持股数	年末持股数	变动原因
邵志和	董事长	男	55	2002年12月28日 至今	5,000	5,000	
庄创辉	监事会主席	男	51	2003年1月28日 至今	0	0	
许振汉	董事	男	52	2003年1月28日 至今	0	0	
彭乃店	董事	男	57	1996年9月28日 至今	0	0	
谢光亮	董事	男	47	2005年2月2日 至今	0	0	
李秋生	独立董事	男	42	2005年2月2日 至今	0	0	
宗德纯	独立董事	男	64	2004年6月28日 至今	0	0	
侯莉颖	独立董事	女	51	2004年6月28日 至今	0	0	
吴志勇	监事	男	34	2003年1月28日 至今	0	0	
林慧媚	监事	女	50	2004年6月28日 至今	0	0	
熊兴农	监事	男	49	2004年6月28日 至今	0	0	
邓康诚	监事	男	39	2004年6月28日 至今	0	0	
罗坤权	副总经理	男	50	2003年1月28日 至今	0	0	
沈跃生	副总经理	男	46	2003年1月28日 至今	0	0	
罗自超	副总经理	男	45	2003年8月12日 至今	0	0	
陈　继	董事会秘书	男	33	2003年1月28日 至今	0	0	
陈武华	董事	男	53	2003年1月28日 至2006.3	0	0	
梁　松	董事	男	42	2003年1月28日 至2006.3	0	0	
杨绍家	独立董事	男	73	2002年6月28日 至2006.3	0	0	

注：董事谢光亮、许振汉、监事邓康诚在股东单位任职，职务及任职期间见后。

二、现任董事、监事、高级管理人员主要工作经历

1、邵志和：1981.8—1983.9 基建工程兵302团四营十三连连长；1983.9—1995.10 深圳市市政工程公司安装分公司经理；1995.10—1999.5 深圳市天健集团副总经理；1999.5—2002.12 深圳市城建投资发展公司总经理、党委副书记；2002.12-今 任本公司党委书记、董事长。

2、庄创辉：1983.2—1986.3任42军直属炮团宣传股长(正营级)；1986.3-1987.12 惠阳地委经济工作部干部科副科长、办公室副主任；1987.12—1989.7 惠阳地区工商局办公室副主任、统计科科长；1989.7—1997.2 深圳市纪委检查一室副主任科员、主任科员、副处级纪检员、室副主任(正处级)；1997.2—1999.5 深圳市建设投资控股公司纪委副书记；1999.5—2003.01 深房集团党委委副书记、董事。2003年1月至今任本公司党委副书记、监事会主席。

3、许振汉：曾任：基建工程兵802团正连职干事；深圳市机电设备安装公司干事、纪委副书记、党办主任、纪委书记、党委副书记；深圳市建设投资控股公司纪委副书记；2004年10月起任深圳市投资控股有限公司纪委副书记。

4、彭乃店：1973.7—1984.12 广东团省委秘书组青农部宣传部秘书科科长、副部长、常委兼宣传部部长；1985.1—1992.5 广东省对外经济贸易发展研究所副所长、党组成员；1992.6—1996.9 深圳汇华集团有限公司总经理助理、工会主席；1996.9至今任本公司董事、党委副书记、纪委书记。

5、谢光亮：男，汉族，中共党员，1958年8月出生，籍贯江苏丰县，大专学历，工程师。曾任：深圳市机电设备安装公司经理助理、副经理；深圳市建安集团股份有限公司党委书记、董事长；深圳市建设投资控股公司副总裁，现任深圳市投资控股有限公司副总经理。

6、李秋生：男，汉族，中共党员，1963年7月生，籍贯湖南，大专学历，注册会计师，注册税务师。曾任：湖南省衡山县审计局股长、深圳特区审计师事务所审计员、深圳市民正会计师事务所副所长，现任深圳中衡会计师事务所副所长。

7、宗德纯：1981.1—1983.8 基建工程兵 304 团任政治处主任；1983.9—1986.2 深圳市第五建筑工程公司任党委副书记；1986.3—1996.11 深圳市建设集团任人事处处长、工会主席、监事会主席；1996.12—2002.6 深圳市建设投资控股公司任纪委书记、监事会主席；2002.7 起退休；2004 年 6 月被聘为本公司独立董事。

8、侯莉颖：1982. 8-1984.8 中国海洋石油总公司开发设计研究院任助理经济师；1984. 9 至今在深圳大学管理学院任副教授、硕导。2004 年 6 月被聘为本公司独立董事。

9、吴志勇：1996.07--1999.08 深房集团企业发展部科员；1999.08—2004.04 深房集团团委副书记；深房集团监事、办公室副主任兼总经理秘书；2004.04 至今任深房集团深圳海燕大酒店有限公司董事长、党支部书记、总经理；2003 年 1 月起任本公司监事。

10、林慧媚：1986 年 7 月 --1990 年 10 月 深房集团南洋大酒店财务部经理、副总经理；1990 年 10 月—1995 年 8 月深房集团香港新峰企业公司、财务部经理；1995 年 8 月—1999 年 8 月 深房集团计划财务部经理；1999 年 8 月—2000 年 3 月深房集团证券事务部经理；2000 年 3 月—2003 年 8 月深房集团投资管理部工作；2003 年 8 月至今深房集团审计部经理。2004 年 6 月起任本公司监事。

11、熊兴农：1982.01—1983.01 广州铁路局党校学员；1983.01—1995.12 广州铁路局办公室秘书、调研员、科长；1996.01—2004.03 深房集团办公室主办；2004.03 至今任监事会办公室副主任。2004 年 6 月起任本公司监事。

12、邓康诚：1991 年 7 月—1991 年 12 月，深圳市罗湖物资贸易中心任技术员；1991 年 12 月至 1997 年 3 月，深圳市建设土石方机械工程公司任助理工程师、副科长、科长；1997 年 4 月至 2004 年 9 月，深圳市建设投资控股公司纪检监察室任监察员、副主任、主任；2004 年 10 月至今在深圳市投资控股有限公司任办公室副主任(部门正职待遇)。2004 年 6 月当选本公司监事。

13、罗坤权：1987.10—1990.9 广东兴宁县酿造机械厂副厂长；1990.9—1993.7 广东兴宁县外商投资企业物资公司经理；1993.8—1993.12 深圳市共青工业城实业公司总经理；1993.12—1994.6 深圳市深华企业公司经理；1994.6—1998.11 深圳市深华物业发展公司经理；1998.11—2002.12 深圳市深华集团公司副总经理;2002.12 起至今任本公司副总经理、常务副总经理。

14、沈跃生：1983.9—1984.4 深圳市第三建筑工程公司一队技术员；1984.4—1987.10 深圳市东部开发(集团)公司开发部技术员；1987.10—1991.5 深圳市东部工程公司工程技术部副部长、部长；1991.5—1993.12 深圳市东部工程公司副经理；1993.12—1999.05 深圳市东部实业股份有限公司副总经理、常务董事、总经理兼党支部书记、董事长；1999.5 至今任本公司副总经理。

15、罗自超：1984.10—1993.05 深圳市设计装饰工程公司助工、室主任、总助；1993.05—2003.07 深圳市设计装饰工程公司总经理、党委副书记；1999.05—2003.07 深圳市建筑工程总承包公司总经理；1999.05—2002.07 深圳市建艺实业股份有限公司董事长；2003.07 至今任本公司 副总经理。

16、陈继：1995.07—1996.07 天健汽车运输公司综合办公室干事；1996.07—2001.03 市建设投资控股公司党委办公室干事；2001.03—2002.12 市城市建设投资发展公司党委办公室主任；2002.12 至今任本公司董事会秘书、董办主任、办公室主任。

17、陈武华：1979.1—1983.9 基建工程兵十九团任工程连长；1983.9—1989.3 深圳市第三建筑工程公司副经理、经理；1989.3—1998.5 深圳市第三建筑工程公司总经理兼党委书记；1998.6—1999.4 深圳市东部开发(集团)公司副总经理兼建三公司董事长；1999.4—2005.12 任本公司董事、总经理、党委副书记，2005 年 12 月被免去总经理职务。

18、梁松：1985.7—1996.8 深房集团工程设计部副经理、工程部经理助理、工程部经理；1996.9—1999.8 深房集团总经理助理兼工程管理部经理；1999.8—2003.2 深房集团副总经理兼房地产开发部经理；2003.3—2005.12 至今任本公司董事、副总经理，2005 年 12 月被免去副总经理职务。

19、杨绍家：曾任吉林大学教员，中国有色金属总公司管理学院咨询室主任，北京中业管理咨询公司专家委员主任，深圳一致医药集团公司教授，现任深圳市高级经理评价推荐中心教授，市商贸投资控股公司董事局财经顾问、罗湖区酒店集团独立董事、市企业家协会专家委员等职务。2002.6-2006.3 月被聘为本公司独立董事。

三、年度报酬情况

董事、监事和高级管理人员的报酬执行年薪制，其中董事长、总经理年薪数额由市有关部门核定，其他高管人员根据公司相关制度确定。

姓 名	职务	性别	年龄	任期起止日期	报告期内从公司领取的报酬总额(万元)	是否在股东单位或其他关联单位领取报酬
邵志和	董事长	男	55	2002年12月28日至今	25.34	否
庄创辉	监事会主席	男	51	2003年1月28日至今	25.82	否
许振汉	董事	男	52	2003年1月28日至今	0	是
彭乃店	董事	男	57	1996年9月28日至今	20.58	否
谢光亮	董事	男	47	2005年2月2日至今	0	是
李秋生	独立董事	男	42	2005年2月2日至今	3.6	否
宗德纯	独立董事	男	64	2004年6月28日至今	3.6	否
侯莉颖	独立董事	女	51	2004年6月28日至今	3.6	否
吴志勇	监事	男	34	2003年1月28日至今	0	是
林慧媚	监事	女	50	2004年6月28日至今	15.530	否
熊兴农	监事	男	49	2004年6月28日至今	12.450	否
邓康诚	监事	男	39	2004年6月28日至今	0	是
罗坤权	副总经理	男	50	2003年1月28日至今	20.52	否
沈跃生	副总经理	男	46	2003年1月28日至今	20.54	否
罗自超	副总经理	男	45	2003年8月12日至今	20.49	否
陈 继	董事会秘书	男	33	2003年1月28日至今	15.49	否
陈武华	董事	男	53	2003年1月28日至今	23.54	否
梁 松	董事	男	42	2003年1月28日至今	19.71	否
杨绍家	独立董事	男	73	2002年6月28日至今	3.6	否
总 计					234.41	

董事谢光亮、许振汉，监事邓康诚不在本公司领薪，在控股股东单位领薪，监事吴志勇在二级企业深圳海燕大酒店有限公司领取报酬。

独立董事2005年度津贴为3.6万元(含税)，此外无领取其他报酬。

四、离任、聘任和解聘情况：

1、报告期内，离任的董事、监事、高管有：

(1)董事周复申调离本公司；

(2)董事麻建华因个人原因被免职；

(3)总经理陈武华因个人原因被免职；

(4)副总经理梁松因个人原因被免职；

(5)董事姚瑞生因退休辞去董事职务；

(6)独立董事郑天伦因个人原因辞去独立董事职务。

2、报告期内，新增董事谢光亮和独立董事李秋生。

五、公司员工数量、专业构成、教育程度及退休职工人数情况

至2005年末，本集团员工总数2421人。其中生产人员1253人，销售人员139人，技术人员491人，财务人员225人，行政人员313人；另本科及以上人员233人，大专275人，中专337人，高中及以下1576人，离退休职工247人。

第五节 公司治理结构

一、公司治理结构现状

公司始终努力坚持按照《公司法》、《证券法》及其他有关法律法规的要求，不断完善治理结构，坚持规范运作，积极建立健全现代企业制度。报告期内，公司及时修订《公司章程》、《股东大会议事规则》、《董事会议事规则》等规范性文件，为完善公司治理和各项机制的规范运作提供了有力的保障。

1、股东与股东大会：

公司股东大会的筹备、召开及会议的披露均按规定规范进行，所有股东均处于平等地位，可充分行使合法权利。

2、董事与董事会：

公司董事会会议的筹备、召开及会议的披露均按公司章程和《董事会议事规则》的规定进行，董事会决策权力正常行使。全体董事和独立董事均能诚信、勤勉地履行职责。

3、监事和监事会：

公司监事会成员构成合理，严格按照《监事会议事规则》规定，对公司重要事项进行监督检查，有效行使监督权，充分发挥监督功能。

4、关于信息披露：

董事会严格按照有关法律、法规及公司章程的有关规定，认真履行信息披露义务，能够真实、准确、完整、及时地披露各项重大信息。

二、独立董事履行职责情况：

报告期内，公司独立董事充分履行法律及公司章程赋予的职责，认真审议各项议案，并就聘任和解聘高级管理人员情况、选举新增董事情况等发表了独立意见，未对公司任何事项提出异议。其中，独立董事李秋生任期(2005年2月2日)以来，参加了所有以通讯表决方式召开的临时会议审议事项的审议和表决;独立董事宗德纯参加了全部董事会会议的审议事项并表决，独立董事侯莉颖参加了全部现场表决的董事会会议的审议事项并表决。

三、公司与控股股东在业务、人员、资产、机构和财务方面完全独立，具有面向市场自主经营的能力。

1、业务方面：

公司具有独立的供、产、销系统。

2、人员方面：

公司劳动、人事、工资管理完全独立，公司高级管理人员不在控股股东单位担任职务和领取报酬。

3、资产方面：

公司资产独立完整、权属清晰。

4、机构方面：

公司董事会、监事会独立运作，控股股东及其职能部门与公司并无上下级关系。

5、财务方面：

公司独立核算，具有独立的财务部门，依法独立纳税，建立独立的财务核算体系、财务会计制度和财务管理制度，开设独立的银行帐户。

四、公司对高级管理人员的股权激励计划正在筹划中。

第六节 股东大会情况简介

一、2005年第一次临时股东大会情况：

公司于2005年2月1日上午9:00召开2005年第一次临时股东大会，会议决议刊登在2005年2月2日的《中国证券报》和《大公报》和中国证监会指定的网站上。

二、公司2004年度股东大会(第13届股东大会)情况：

公司于2005年6月30日上午9:00召开2004年度股东大会(第13届股东大会)，会议决议刊登在2005年7月2日的《中国证券报》和《大公报》和中国证监会指定的网站上。

第七节 董事会报告

一、报告期整体经营情况分析

2005年本公司实现主营业务收入85,214万元，比上年同期57,054万元增加28,160万元，增幅49.36%；主营业务利润8,500万元，比上年同期2,794万元大幅度增加2倍有余;利润总额1,100.6万元，比上年同期增加15,270.2万元；净利润1,210.02万元，比上年同期增加15,440.79万元。各行业主营业务收入增减情况：

(1)公司的主导产业房地产销售收入增长幅度较大，比上年同期增长201.16%，其主要原因是:集团本部本年推出两个新楼盘，碧桐海苑、星湖花园和加大力度销售历史楼盘，怡泰中心、兴业大厦、熙龙大厦及付楼、其他楼盘。(2)房屋租赁收入比上年同期减少17.7%,主要是下属公司的租赁收入减少。(3)建筑施工安装收入、物业管理收入比上年同期略有减少。(4)商品流通业收入比上年同期减幅较大为34.14%，主要是下属保税贸易有限公司本年停止进口甲苯业务的经营。(5)酒店饮食服务收入比上年同期增长65.32%，是下属海燕大酒店本年度市场好转，住房率的增加使客房旅业收入呈现增长趋势；以及本年自营二十九楼中餐厅等。

二、主营业务范围及状况

1、公司属于房地产行业，经营范围为房地产开发及商品房销售、物业租赁及管理、建筑装饰安装、商品零售及贸易、酒店及餐饮服务。

2、主营业务收入、主营业务利润分行业构成情况：

行　业	营业收入		营业成本		营业毛利	
	2005年	2004年	2005年	2004年	2005年	2004年
房地产开发	531,061,153.71	176,341,059.29	451,687,250.23	176,285,784.03	79,373,903.48	55,275.26
房屋租赁收入	55,377,640.94	67,322,238.83	27,312,385.67	30,469,558.85	28,065,255.27	36,852,679.98
建筑施工安装	98,446,923.89	109,940,750.27	92,404,217.83	101,182,331.06	6,042,706.06	8,758,419.21
物业管理	64,047,096.58	70,066,379.04	57,260,870.63	63,191,717.53	6,786,225.95	6,874,661.51
旅游酒店饮食服务	25,577,582.81	15,471,212.90	14,966,455.12	10,501,266.87	10,611,127.69	4,969,946.03
商品流通	92,151,416.61	139,932,079.13	91,170,799.58	148,091,683.36	980,617.03	(8,159,604.23)
其　他	7,320,366.38	6,456,019.90	980,709.33	2,298,326.54	6,339,657.05	4,157,693.36
内部抵销	(21,840,982.71)	(14,988,004.16)	(7,374,075.12)	(10,900,191.02)	(14,466,907.59)	(4,087,813.14)
合　计	852,141,198.21	570,541,735.20	728,408,613.27	521,120,477.22	123,732,584.94	49,421,257.98

3、主营业务收入、主营业务利润分地区构成情况：

单位：(人民币)万元

地区	主营业务收入	主营业务收入比上年增减(%)
境内	84,877.84	46.02%
境外	2,520.38	493.38%

4、主营业务盈利能力变化说明

报告期公司主营业务利润8,500万元，比上年同期2,794万元大幅度增加，主要原因是，主营业务收入同比增长49.36%和综合毛利率同比增长8.66%。综合毛利率的同比增长，主要是房地产市场价格呈平稳增长势头，公司房地产业毛利率同比增长了14.95个百分点。

三、主要控股公司及参股公司经营情况及业绩

单位名称	经营范围	主营业务收入(元)	利润总额(元)	净利润(元)	注册资本(万元)
深圳海燕大酒店有限公司	酒店服务	25,577,582.81	94,773.41	94,773.41	3000
深圳市物业管理有限公司	物业管理服务	75,315,678.85	1,680,347.67	1,236,077.85	725
深圳圳通工程有限公司	工程安装维修	98,446,923.89	-3,170,574.78	-3,170,574.78	1000
深圳市竹园通小汽车出租有限公司	小汽车出租	3,513,453.00	906,102.55	770,187.17	1029
深圳市深房保税贸易有限公司	进出口贸易及保税业务	92,151,416.61	-9,475,060.36	-9,475,060.36	500
深圳经济特区房地产(集团)广州房地产有限公司	房地产开发经营	7,920,304.05	1,048,863.04	647,609.04	2000
新峰置业有限公司	投资控股	6,388,961.22	-19,046,549.87	-20,638,788.64	HKD100
新峰企业有限公司	投资、管理、咨询	24,986,494.63	33,397,936.67	33,397,936.67	HKD100
深圳市华展建设监理有限公司	建设监理	3,252,154.00	134,398.98	134,398.98	800

四、主要供应商和客户情况

单位：(人民币)万元

前五名销售客户销售金额合计	25,358.93	占销售总额比重	29.76%
前五名供应商采购金额合计	13,685.71	占采购总额比重	26.83%

五、经营中问题、困难及解决方案

1、经营中的问题和困难：

(1)资金瓶颈有待突破。房地产投资周期长，投入量大，风险较高的特点，决定了公司的竞争能力还比较弱。(2)品牌形象有待重塑。房地产经济越来越讲求品牌效应，因此，重塑品牌将是我们面临的重大课题和任务。(3)历史遗留的重点难点问题有待继续努力去解决。一是还有少量沉淀资产有待处理，二是停业、倒闭等名存实亡企业因盘根错节的债权债务关系而无法彻底清理、注销；三是结案的胜诉案件遭遇“执行难”问题；四是大量的空置楼宇(尾盘)亟待租售得以变现。(4)资源储备仍显不足，发展空间受到限制。(5)宏观调控和国民经济增长进入新周期使得企业经营的宏观环境较为复杂。

2、针对上述问题和困难，公司应对及解决方案是：

(1)强化领导班子和管理人员队伍建设，打造一支高素质的业务团队；(2)集中优势资源,能快则快，抓好主业开发；(3)花大力气努力盘活资产，为新项目开发输送血液；(4)稳中求进，正确处理好所属企业发展和稳定工作；(5)狠抓管理，增收节支，开源节流；(6)加大企业文化建设的力度，重塑深房的企业精神。

六、投资情况

1、报告期内公司没有募集资金，也没有之前募集资金使用延续到报告期之情况。

2、非募集资金投资情况

单位：(人民币)万元

项目名称	项目金额	项目进度	项目收益情况
碧桐海苑	17,394.00	已竣工	结转销售收入6618万元，成本4519万元，毛利2099万元
星湖花园三期(3#、8#楼)	18,152.00	8#楼已竣工，3#楼计划2006年10月开工	结转销售收入10729万元，成本8623万元，毛利2106万元
怡泰中心	52,138.00	已竣工	结转销售收入15607万元，成本19180万元，转回存货跌价准备冲减管理费用5602万元、转入资本公积金2159万元
合计	87,684.00	-	-

七、报告期财务状况和经营成果分析

(一)财务状况分析

项 目	年末数(万元)	年初数(万元)	增减额(万元)	增减幅度
总资产	228,031	251,899	-23,868	-9.46%
总负债	124,147	153,161	-29,014	-18.94%
所有者权益	105,697	100,207	5,490	5.48%

影响总资产、总负债、股东权益变动的主要原因是:

(1)应收账款减少16.33%，主要原因是报告期收回部分应收账款。

(2)其他应收款减少主要原因是计提坏账准备、及收回部分应收款。

(3)预付账款增加主要原因是下属保税公司增加的代理出口货款。

(4)应收补贴款增加是下属保税公司应收的出口退税。

(5)存货减少的主要原因是结转售楼成本大于投入。集团本部报告期结转了新楼盘星湖花园和碧桐海苑部分销售成本。

(6)待摊费用增加的主要原因是已交预收楼款营业税及附加的增加。

(7)长期股权投资减少的主要原因是结转公司对深圳竹园企业有限公司、哈尔滨建峰科技发展公司的投资和结转公司所持吉林制药股份有限公司股权。

(8)长期债权增加的主要原因是对沈阳同新房产开发有限公司不合并其会计报表，而产生的对该公司的债权转入长期债权中。

(9)在建工程减少是结转了竹园公寓详情见投资收益说明。

(10)无形资产减少的主要原因是，汕头金叶岛土地报告期重新规划并开发，将其土地使用权余额转入开发成本。

(11)预收账款期末余额较期初大幅增加76.53%，原因是报告期内预售楼款增加。

(12)应付股利减少是归还了欠深圳市投资控股有限公司以前年度的分红款。

(13)本期预提费用余额较上期增加126.96%，主要是由于报告期计提了碧桐海苑项目工程款及星湖花园三期项目工程款。

(14)股东权益(净资产)增加主要原因是报告期内实现的净利润、因汇率变动外币报表折算差额增加;及资本公积增加，其原因是本公司本年度将怡泰大厦裙楼1-5层商业房产面积11,931.54平方米及怡泰大厦B座9-11层48套商品房产2,812.05平方米，作价人民币11,876万元出售给深圳市投资控股有限公司。售楼款直接抵付了本公司欠深圳市投资控股有限公司的分红款。此次关联交易对净利润未产生影响，但增加了2,158.7万元的资本公积。

(二)经营成果分析

1、2005年本公司实现利润总额1,101万元，比上年同期增加15,270万元;净利润1,210万元，比上年同期增加15,441万元，实现扭亏为盈。

2、2005年本公司实现主营业务收入85,214万元，比上年同期57,054万元增加28,160万元，增幅49.36%;

3、主营业务利润8,500万元，比上年同期2,794万元大幅度增加，主要原因是，主营业务收入同比增长49.36%和综合毛利率同比增长8.66%。综合毛利率的同比增长，主要是房地产市场价格呈平稳增长势头，公司房地产业毛利率同比增长了14.95个百分点。

4、管理费用，本期管理费用6,641万元，较上期减少38.42%，主要是(1)本报告期销售怡泰大厦，转销以前年度计提的存货跌价准备5,602万元;冲回以前年度对碧桐海苑计提的存货跌价准备840万元;(2)计提坏账准备3,657.71万元，其中:①本部对国兴大厦诉讼案补计提坏账准备2,748.1万元，本部对下属深房百货计提坏账准备13.97万元，本部对下属联华公司计提坏账准备200万元，②下属保税公司对甲苯业务计提坏账准备684.56万元，下属海燕大酒店对应收账款计提坏账准备11.07万元。

5、本报告期财务费用较上期增加48.41%，主要原因系本报告期汇率变动导致汇兑净损失增加671万元，利息收入减少392万元所致。

6、投资收益4,653.6万元，较上年同期大幅增加，分类明细如下：

项　　目	2005年	2004年
股票投资收益	69,753.49	58,084.29
联营或合营企业分配来的利润	1,660,097.38	1,068,628.88
年末调整的被投资公司权益净增减的金额	(1,278,060.58)	(13,583,346.89)
股权投资差额摊销	(1,397,348.64)	(1,397,348.64)
股权、债权投资处置收益	46,507,481.54	3,100,744.01
计提长期投资减值准备	(3,069,704.88)	--
其他投资收益	4,044,175.16	--
合　　计	46,536,393.47	(10,753,238.35)

7、营业外支出

项　　目	2005年	2004年
违约金及罚款支出	197,933.89	3,317,727.97
诉讼仲裁赔偿损失	1,164,150.94	13,966,176.24
处置固定资产净损失	1,385,716.78	20,715.66
捐赠支出	69,000.00	20,000.00
其　　他	81,473.49	395,940.97
合　　计	2,898,275.10	17,720,560.84

本报告期营业外支出较上期减少83.64%，主要原因系本报告期诉讼仲裁赔偿损失较上期大幅减少所致。

8、经营活动产生的现金流量净额为26,627万元，比上年同期793万元，增加25,834万元。主要是销售商品、提供劳务收到的现金94,032.3万元比上年同期增加35,141万元增幅59.67%。购买商品、接受劳务支付的现金49,987.6万元比上年同期增加827万元幅1.77%。现金流收入增幅远大于现金流支出增幅，公司的现金流呈良好的趋势，有利于公司今后的发展。

八、对公司未来发展的展望

2006年是我国“十一五”规划的开局之年，房地产业特别是住宅产业仍是我国建设和谐社会的重要支柱产业。为此，公司经营工作将以企业经济效益再上新台阶为目标，重塑企业品牌效益，深入开展品牌效益年活动，以精品促品牌，以品牌促效益，强化营销服务，重塑深房的企业品牌和形象；以“和谐、责任、创新、诚信”为主题重塑深房的企业精神，增强企业的凝聚力和向心力；强化企业管理，以制度建设为核心建立配套的管理流程，重构现代企业管理模式与运作方式；高度重视规划设计和项目管理，推出与时俱进、富有时代气息的精品楼盘，打造深房在业界的企业形象，力争企业的效益水平和品牌形象逐年提升，为深房重归深圳特区主流开发商的骨干行列而努力奋斗。

1、集中优势资源,能快则快，抓好主业开发

今年开发业务的主战场是汕头项目、广州项目和星湖花园三期，广州项目要力争今年5月份实现销售，星湖三期要争取一年之内达到销售条件。

2、花大力气努力盘活资产

(1)推动剩余无力或不宜开发项目的退出。(2)大量空置楼宇尾盘尽可能变现。今年要力争盘活4-5万m^2，改变存货比重过大的不良结构。(3)继续做好个别已退出项目的善后工作。(4)坚持两条腿走路，逐步探索生产经营与资本经营相结合的路子。

3、狠抓管理，增收节支，开源节流

一是要完善各项管理制度，并建立相关的业务工作流程，推动企业管理提升到一个新的水平。二是坚定不移地推行全面预算管理，强化内部审计的独立性并扩大审计范围，规范财务、资金管理，从严控制成本费用。三是继续推行“收支两条线”管理，实行集团资源的集中管理和使用。四是年内要重点加强追讨各类应收账款的工作，尤其要加大对胜诉案件的执行力度，追讨应收账款将成为本年度业绩考核的一项内容。五是要在完善制度、机制的基础上，进一步加强成本与费用的控制，进一步降低成本费用。

九、董事会日常工作情况

(一)报告年度内董事会的会议情况及决议内容

2005年董事会召开情况如下：

1、第一次会议于4月22日在集团公司会议室召开，出席会议董事10人，1名董事委托其他董事表决。会议审议通过了《2004年年度报告及摘要》、《2004年年度利润分配方案》、《2005年第一季度报告》等议案，

有关董事会决议刊登在4月26日的《中国证券报》、《大公报》上。

2、第二次会议于5月30日召开，出席会议董事9人，3名董事委托其他董事表决。会议审议通过了关联交易协议《房屋销售协议》、《股东大会议事规则》、《董事会议事规则》、《关于修改公司章程的议案》等议案。

有关董事会决议刊登在5月31日的《中国证券报》、《大公报》上。

3、第三次会议于6月20日召开，出席会议董事9人，3名董事缺席。会议审议通过了《关于参加联峰水泥制造有限公司拍卖的议案》。

4、第四次会议于8月22日召开，出席会议董事8人。会议审议通过了《2005年半年度报告及摘要》议案。

有关董事会决议刊登在8月24日的《中国证券报》、《大公报》上。

5、第五次会议于10月25日召开，出席会议董事7人，3名董事缺席。会议审议通过了《2005年第三季度报告》、《关于我司汕头金叶岛新峰大厦项目纠纷调解的议案》。

6、第六次会议于12月9日召开，出席会议董事6人，2名董事委托其他董事表决。会议审议通过了《关于聘任高级管理人员的议案》、《关于解聘陈武华总经理职务和解聘梁松副总经理职务的议案》。

有关董事会决议刊登在12月13日的《中国证券报》、《大公报》上。

(二)董事会对股东大会决议的执行情况

1、本公司第十三届股东大会形成了有关2004年利润分配、修改公司章程、制定董事会议事规则等决议，董事会根据股东大会授权严格执行了以上决议。报告期内，公司无利润分配和公积金转增股本方案，也没有配股和增发新股。

2、董事会严格执行股权分置改革相关股东会议决议，实施了股权分置改革方案。

十、本年度利润分配预案

本公司2005年度财务决算已经深圳南方民和会计师事务所有限责任公司审计，按照国内会计准则计算，经审计后的净利润为12,100,200.79元，按国际会计准则为62,442,000元。可供分配利润为-1,041,713,963.52元。经本公司董事会讨论决定，本公司2005年度利润不分配。

十一、本公司选定的信息披露的境内外报刊无变更,境内为《中国证券报》，境外为《大公报》。

十二、独立董事对公司担保情况及执行《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》规定情况的专项说明及独立意见：

我们审阅了深圳经济特区房地产(集团)股份有限公司2005年度报告、财务报告中关于公司对外担保、关联方资金占用的情况及其他相关材料，现对对外担保、关联方资金占用情况说明如下：

1、公司当期无对外担保。

报告期内尚有尚未结清之对业主楼宇按揭担保余额20,142万元未履行完，该类担保承担连带清偿责任可能性较小。

2、公司没有大股东占用上市公司资金情况。

公司目前存在一些应收关联方款项绝大部分为以前较早年度对下属公司投资借款所形成的。

因此，我们认为：公司能较好执行《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》。

第八节 监事会报告

2005年，监事会按照《证券法》、《公司法》和《公司章程》的规定，在公司董事会、经营班子和广大股东的大力支持下，忠实履行法律、法规赋予的监督职责。报告期内召开监事会4次，参加股东大会2次，列席董事会6次。

一、报告期内召开的会议情况

1、第一次会议于2005年4月22日召开，审议通过董事会2004年度报告及摘要、监事会2004年度报告、财务报告及利润分配方案、董事会2005年一季度报告。

2、第二次会议于2005年5月30日召开，审议通过《监事会议事规则》。

3、第三次会议于2005年8月22日召开，审议通过董事会2005年半年度报告及摘要。

4、第四次会议于2005年10月25日召开，审议通过董事会2005年三季度报告。

二、监事会独立意见

1、报告期内公司决策程序合法，内部管理机制和控制制度进一步健全完善，公司董事、高级管理人员没有发生违反公司章程和损害公司利益及股东利益的行为。但公司总经理和一名副总经理因个人原因被免职。

2、报告期间，公司经济效益有明显好转，资源整合和成本控制取得突出成效，资产质量有显著提高，资金实力逐渐增强，对财务的审计管理进一步规范，内部管理机制不断健全完善，为后三年发展奠定了基础。报告期间，南方民和会计事务所出具的无保留意见报告准确真实，分析切合实际，客观反映了公司财务状况和经营现状。

3、公司在报告期内的关联交易公平，无损害上市公司利益。报告期内公司无收购和出售资产交易，未募集资金。

第九节 重要事项

一、重大诉讼、仲裁事项

报告期内公司涉及的重大诉讼、仲裁事项见财务报表附注八。

二、报告期内公司无重大收购和出售资产事项。

三、报告期内公司关联方及关联交易事项见财务报表附注七。

四、报告期内公司未签定托管、承包、租赁等方面的重大合同，无委托理财事项。

五、担保情况

单位：(人民币)万元

公司对外担保情况(不包括对控股子公司的担保)						
担保对象名称	发生日期(协议签署日)	担保金额	担保类型	担保期	是否履行完毕	是否为关联方担保(是或否)
报告期内担保发生额合计						
报告期末担保余额合计						
公司对控股子公司的担保情况						
报告期内对控股子公司担保发生额合计						2200
报告期末对控股子公司担保余额合计						2200
公司担保总额情况(包括对控股子公司的担保)						
担保总额						2200
担保总额占公司净资产的比例						2.08%
公司违规担保情况						
为控股股东及公司持股50%以下的其他关联方提供担保的金额						0.00
直接或间接为资产负债率超过70%的被担保对象提供的债务但保金额						1000(2006年2月已还清)
担保总额是否超过净资产的50%(是或否)						否
违规担保总额						1000

报告期内尚有尚未结清之对业主楼宇按揭担保余额20,142万元未履行完，该类担保承担连带清偿责任可能性较小。

六、公司控股股东在股权分置改革中的承诺：

1、控股股东就深深房股权分置改革有关事项承诺：

"1、本公司将遵守法律、法规和规章的规定，履行法定承诺义务；2、本公司声明：本承诺人将忠实履行承诺，承担相应的法律责任。除非受让人同意并有能力承担承诺责任，本承诺人将不转让所持有的股份；3、本公司声明：本承诺人未按承诺文件的规定履行其承诺时，应赔偿其他股东因此而遭受的损失。"目前未触及承诺事项的条件。

2、股份过户支付对价的承诺：

鉴于深深房控股股东建设投资所持有的深深房股份尚未过户到投控公司名下，且股权过户手续正在办理之中，若股权划转过户手续在深深房股权分置改革方案实施之日前完成，则由投控公司执行对价安排；若股权划转过户手续在深深房股权分置改革方案实施之日前未能完成，则由建设投资执行对价安排。投控公司承诺在股权过户完成后，将继续履行建设投资就本次股权分置改革所做出的承诺。2006年2月15中按承诺事项履行完毕。

3、限售条件的承诺：

自改革方案实施之日起，在十二个月内不上市交易或者转让；在前项规定期满后，通过证券交易所挂牌交易出售原非流通股股份，出售数量占该公司股份总数的比例在十二个月内不得超过百分之五，在二十四个月内不得超过百分之十。目前未触及承诺事项的条件。

七、公司聘任深圳南方民和会计师事务所负责公司的2005年年审，该事务所自2001年起为本公司提供年审服务。根据协议，本公司将支付给深圳南方民和会计师事务所审计费用88万元。

第十节 财务报告

审计报告

深南财审报字(2006)第 CA488 号

深圳经济特区房地产(集团)股份有限公司全体股东:

我们审计了后附的深圳经济特区房地产(集团)股份有限公司 (以下简称"深深房公司")2005年12月31日的合并资产负债表和资产负债表、2005年度的合并利润表和利润表以及合并现金流量表和现金流量表。这些会计报表的编制是深深房公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了深深房公司 2005 年 12 月 31 日的财务状况以及 2005 年度的经营成果和现金流量。

深圳南方民和会计师事务所
有限责任公司

中国注册会计师

中国注册会计师

中国 . 深圳

2006 年 4 月 22 日

深圳经济特区房地产(集团)股份有限公司

合并资产负债表

2005年12月31日

金额单位：人民币元

资 产 类	附注	2005-12-31	2004-12-31
流动资产			
货币资金	五.1	310,856,949.28	197,620,770.19
短期投资	五.2	1,704,214.79	1,704,214.79
应收账款	五.3	30,691,905.02	36,681,455.21
其他应收款	五.4	128,507,309.91	191,302,872.31
预付账款	五.5	11,667,789.13	993,894.75
应收补贴款	五.6	4,186,557.27	-
存　货	五.7	1,326,105,743.84	1,477,487,210.44
待摊费用	五.8	14,169,079.43	7,862,217.66
流动资产合计		1,827,889,548.67	1,913,652,635.35
长期投资			
长期股权投资	五.9	164,643,553.06	233,043,490.35
长期债权投资	五.9	85,093,435.25	49,505,363.86
长期投资合计		249,736,988.31	282,548,854.21
固定资产			
固定资产原值	五.10	357,721,392.41	380,467,462.18
减：累计折旧	五.10	154,617,219.39	156,991,765.99
固定资产净值		203,104,173.02	223,475,696.19
减：固定资产减值准备	五.10	1,400,491.00	1,400,491.00
固定资产净额		201,703,682.02	222,075,205.19
在建工程	五.11	-	38,950,783.15
固定资产合计		201,703,682.02	261,025,988.34
无形资产及其他资产			
无形资产	五.12	35,782.60	60,170,599.85
长期待摊费用	五.13	940,746.69	1,594,671.11
无形资产及其他资产合计		976,529.29	61,765,270.96
递延税项			
递延税款借项		-	-
资产总计		2,280,306,748.29	2,518,992,748.86

深圳经济特区房地产(集团)股份有限公司

合并资产负债表(续)

2005年12月31日

金额单位：人民币元

负债及股东权益	附注	2005-12-31	2004-12-31
流动负债			
短期借款	五.14	291,474,378.56	503,988,350.00
应付票据		-	-
应付账款	五.15	45,093,987.01	73,175,786.19
预收账款	五.16	302,259,671.44	171,226,371.83
应付工资		16,517,761.36	6,735,344.48
应付福利费		10,506,303.98	7,668,795.49
应付股利	七.3	-	138,764,000.00
应交税金	五.17	8,295,637.00	2,538,549.67
其他未交款		187,356.70	112,051.22
其他应付款	五.18	315,966,218.35	377,733,868.23
预提费用	五.19	94,010,642.58	41,422,216.70
一年内到期的长期负债	五.20	26,500,000.00	22,000,000.00
流动负债合计		1,110,811,956.98	1,345,365,333.81
长期负债			
长期借款	五.21	110,000,000.00	167,000,000.00
长期应付款	五.22	20,659,024.96	19,240,058.47
其他长期负债		-	-
长期负债合计		130,659,024.96	186,240,058.47
负债合计		1,241,470,981.94	1,531,605,392.28
少数股东权益		-18,136,335.52	-14,682,040.42
股东权益			
股本	五.23	1,011,660,000.00	1,011,660,000.00
资本公积	五.24	978,244,858.10	956,657,875.93
盈余公积	五.25	118,910,686.94	118,910,686.94
其中：法定公益金	五.25	115,594,426.18	115,594,426.18
未分配利润	五.26	-1,041,713,963.52	-1,053,814,164.31
外币报表折算差额		-10,129,479.65	-31,345,001.56
股东权益合计		1,056,972,101.87	1,002,069,397.00
负债及股东权益总计		2,280,306,748.29	2,518,992,748.86

所附附注为本会计报表的组成部分

深圳经济特区房地产(集团)股份有限公司

合并利润表

2005 年度

金额单位:人民币元

项　目	附注	2005 年度	2004 年度
一、主营业务收入	五.27	852,141,198.21	570,541,735.20
减:主营业务成本	五.27	728,408,613.27	521,120,477.22
主营业务税金及附加		38,736,637.65	21,480,728.12
二、主营业务利润		84,995,947.29	27,940,529.86
加:其他业务利润	五.28	664,478.90	998,223.39
减:营业费用		16,090,229.01	10,679,207.97
管理费用	五.29	66,405,980.08	107,837,364.83
财务费用	五.30	36,370,108.95	24,507,210.81
三、营业利润		-33,205,891.85	-114,085,030.36
加:投资收益	五.31	46,536,393.47	-10,753,238.35
补贴收入	五.32	-	30,000.00
营业外收入	五.33	573,931.83	833,452.92
减:营业外支出	五.34	2,898,275.10	17,720,560.84
四、利润总额		11,006,158.35	-141,695,376.63
减:所得税		2,587,339.78	1,528,768.95
少数股东损益		-3,681,382.22	-916,392.98
五、净利润		12,100,200.79	-142,307,752.60
加:年初未分配利润		-1,053,814,164.31	-911,506,411.71
其他转入		-	-
六、可供分配利润		-1,041,713,963.52	-1,053,814,164.31
减:提取法定盈余公积		-	-
提取法定公益金		-	-
七、可供股东分配的利润		-1,041,713,963.52	-1,053,814,164.31
减:应付优先股股利		-	-
提取任意盈余公积		-	-
应付普通股股利		-	-
转作股本的普通股股利		-	-
八、未分配利润		-1,041,713,963.52	-1,053,814,164.31

补充资料:

项　目	2005 年度	2004 年度
1、出售、处置部门或被投资单位所得收益	46,507,481.54	3,100,744.01
2、自然灾害发生的损失	-	-
3、会计政策变更增加(或减少)利润总额	-	-
4、会计估计变更增加(或减少)利润总额	-	-
5、债务重组损失	-	-
6、其　他	-	-

所附附注为本会计报表的组成部分

深圳经济特区房地产(集团)股份有限公司

合并现金流量表

2005年度

金额单位：人民币元

项　目	附注	2005
一、经营活动产生的现金流量		
销售商品、提供劳务收到的现金		940,323,419.49
收到的税费返还		4,219,280.76
收到的其他与经营活动有关的现金	五.35	64,211,700.49
现金流入小计		1,008,754,400.74
购买商品、接受劳务支付的现金		499,875,789.74
支付给职工以及为职工支付的现金		81,797,580.94
支付的各项税费		54,955,291.00
支付的其他与经营活动有关的现金	五.36	105,854,754.13
现金流出小计		742,483,415.81
经营活动产生的现金流量净额		266,270,984.93
二、投资活动产生的现金流量		
收回投资所收到的现金		145,542,796.46
其中：出售子公司所收到的现金		-
取得投资收益所收到的现金		2,072,597.38
处置固定资产、无形资产和其他长期资产所收回的现金净额		190,165.16
收到的其他与投资活动有关的现金		-
现金流入小计		147,805,559.00
购建固定资产、无形资产和其他长期资产所支付的现金净额		3,974,429.13
投资所支付的现金		15,112,000.00
支付的其他与投资活动有关的现金		-
现金流出小计		19,086,429.13
投资活动产生的现金流量净额		128,719,129.87
三、筹资活动产生的现金流量		
吸收投资所收到的现金		-
借款所收到的现金		482,823,600.00
收到的其他与筹资活动有关的现金		-
现金流入小计		482,823,600.00
偿还债务所支付的现金		732,198,208.54
分配股利、利润或偿付利息所支付的现金		37,591,632.78
支付的其他与筹资活动有关的现金		-
现金流出小计		769,789,841.32
筹资活动产生的现金流量净额		-286,966,241.32
四、汇率变动对现金的影响		-1,694,940.43
五、现金及现金等价物净增加额		106,328,933.05

深圳经济特区房地产(集团)股份有限公司

合并现金流量表(补充资料)

2005 年度

金额单位：人民币元

项　目	附注	2005
将净利润调节为经营活动的现金流量		
净利润		12,100,200.79
加：少数股东损益		-3,681,382.22
计提的资产减值准备		-31,274,266.70
固定资产折旧		12,717,314.82
无形资产摊销		268,455.28
长期待摊费用摊销		1,109,032.76
待摊费用的减少		-6,306,861.77
其他货币资金减少		-6,907,246.04
预提费用的增加		52,588,425.88
处置固定资产、无形资产和其他长期资产损失		1,303,611.38
固定资产报废损失		-
财务费用		38,570,429.78
投资损失		-46,536,393.47
存货的减少		173,281,837.12
递延税款贷项		-
经营性应收项目的减少		25,274,962.74
经营性应付项目的增加		43,762,864.58
其他		-
经营活动产生的现金流量净额		266,270,984.93
不涉及现金收支的投资和筹资活动		
债务转为股本		-
一年内到期的可转换债券		-
融资租入固定资产		-
现金及现金等价物净增加情况		
现金的期末余额	五.37	233,307,785.04
减：现金的期初余额	五.37	126,978,851.99
现金等价物的期末余额		-
减：现金等价物的期初余额		-
现金及现金等价物净增加额		106,328,933.05

所附附注为本会计报表的组成部分

深圳经济特区房地产(集团)股份有限公司

资产负债表

2005 年 12 月 31 日

金额单位：人民币元

资 产 类	附注	2005-12-31	2004-12-31
流动资产			
货币资金		232,112,611.55	103,650,574.14
短期投资		403,211.25	403,211.25
应收账款	六.1	24,108,795.35	25,509,511.79
其他应收款	六.2	612,067,308.46	770,669,115.37
预付帐款		250,000.00	-
存货	六.3	930,275,930.54	1,121,246,006.80
待摊费用		11,686,359.97	7,663,148.84
流动资产合计		1,810,904,217.12	2,029,141,568.19
长期投资			
长期股权投资	六.4	200,389,415.15	246,599,056.40
长期债权投资		-	-
长期投资合计		200,389,415.15	246,599,056.40
固定资产			
固定资产原值		253,936,243.55	116,497,074.45
减：累计折旧		95,711,834.83	42,630,338.36
固定资产净值		158,224,408.72	73,866,736.09
减：固定资产减值准备		1,400,491.00	1,400,491.00
固定资产净额		156,823,917.72	72,466,245.09
在建工程		-	38,950,783.15
固定资产合计		156,823,917.72	111,417,028.24
无形资产及其他资产			
无形资产		-	-
长期待摊费用		254,920.72	905,175.22
无形资产及其他资产合计		254,920.72	905,175.22
递延税项			
递延税款借项		-	-
资产总计		2,168,372,470.71	2,388,062,828.05

深圳经济特区房地产(集团)股份有限公司

资产负债表(续)

2005年12月31日

金额单位：人民币元

负债及股东权益	附注	2005-12-31	2004-12-31
流动负债			
短期借款		262,474,378.56	443,148,350.00
应付票据		-	-
应付账款		17,290,032.34	45,160,161.14
预收账款		224,622,684.36	151,749,790.26
应付工资		11,621,904.33	2,276,367.00
应付福利费		6,934,954.14	6,401,955.83
应付股利		-	138,764,000.00
应交税金		8,601,273.82	4,853,957.94
其他未交款		121,780.00	8,145.64
其他应付款		355,649,346.45	362,560,243.89
预提费用		75,551,744.85	36,926,020.31
一年内到期的长期负债		10,000,000.00	-
流动负债合计		972,868,098.85	1,191,848,992.01
长期负债			
长期借款		110,000,000.00	160,000,000.00
长期负债合计		110,000,000.00	160,000,000.00
递延税项			
递延税项贷项		-	-
负债合计		1,082,868,098.85	1,351,848,992.01
股东权益			
股本		1,011,660,000.00	1,011,660,000.00
减：已归还投资		-	-
股本净额		1,011,660,000.00	1,011,660,000.00
资本公积		978,244,858.10	956,657,875.93
盈余公积		113,936,295.79	113,936,295.79
其中：法定公益金		113,936,295.79	113,936,295.79
未分配利润		-1,018,336,782.03	-1,046,040,335.68
股东权益合计		1,085,504,371.86	1,036,213,836.04
负债及股东权益总计		2,168,372,470.71	2,388,062,828.05

所附附注为本公司报表的组成部分

深圳经济特区房地产(集团)股份有限公司

利润表

2005 年度

金额单位：人民币元

项　　目	附注	2005 年度	2004 年度
一、主营业务收入	六.5	534,793,320.35	175,332,657.40
减：主营业务成本	六.5	444,718,604.05	167,701,858.28
主营业务税金及附加		28,219,681.19	9,058,976.87
二、主营业务利润		61,855,035.11	−1,428,177.75
加：其他业务利润		−	512,271.28
减：营业费用		7,260,189.55	1,720,972.10
管理费用	六.6	5,883,802.09	78,235,324.07
财务费用		31,687,480.98	21,287,145.09
三、营业利润		17,023,562.49	−102,159,347.73
加：投资收益	六.7	10,800,863.79	−21,486,639.87
补贴收入		−	−
营业外收入		109,356.83	82,586.18
减：营业外支出		216,567.65	12,577,831.64
四、利润总额		27,717,215.46	−136,141,233.06
减：所得税		13,661.81	−
五、净利润		27,703,553.65	−136,141,233.06
加：年初未分配利润		−1,046,040,335.68	−909,899,102.62
其他转入		−	−
六、可供分配利润		−1,018,336,782.03	−1,046,040,335.68
减：提取法定盈余公积		−	−
提取法定公益金		−	−
七、可供股东分配的利润		−1,018,336,782.03	−1,046,040,335.68
减：应付优先股股利		−	−
提取任意盈余公积		−	−
应付普通股股利		−	−
转作股本的普通股股利		−	−
八、未分配利润		−1,018,336,782.03	−1,046,040,335.68

补充资料

项　　目	2005	2004
1、出售、处置部门或被投资单位所得收益	10,443,101.88	6,820,000.00
2、自然灾害发生的损失	−	−
3、会计政策变更增加(或减少)利润总额	−	−
4、会计估计变更增加(或减少)利润总额	−	−
5、债务重组损失	−	−
6、其　　他	−	−

所附附注为本公司报表的组成部分

深圳经济特区房地产(集团)股份有限公司

现金流量表

2005 年度

金额单位：人民币元

项　　目	附注	2005
一、经营活动产生的现金流量		
销售商品、提供劳务收到的现金		521,149,931.99
收到的税费返还		-
收到的其他与经营活动有关的现金		126,230,285.28
现金流入小计		647,380,217.27
购买商品、接受劳务支付的现金		142,967,641.33
支付给职工以及为职工支付的现金		22,383,616.99
支付的各项税费		36,301,416.47
支付的其他与经营活动有关的现金		200,905,510.60
现金流出小计		402,558,185.39
经营活动产生的现金流量净额		244,822,031.88
二、投资活动产生的现金流量		
收回投资所收到的现金		145,542,796.46
其中：出售子公司所收到的现金		-
取得投资收益所收到的现金		412,500.00
处置固定资产、无形资产和其他长期资产所收回的现金净额		-
收到的其他与投资活动有关的现金		-
现金流入小计		145,955,296.46
购建固定资产、无形资产和其他长期资产所支付的现金净额		222,013.50
投资所支付的现金		15,112,000.00
支付的其他与投资活动有关的现金		-
现金流出小计		15,334,013.50
投资活动产生的现金流量净额		130,621,282.96
三、筹资活动产生的现金流量		
吸收投资所收到的现金		-
借款所收到的现金		452,823,600.00
收到的其他与筹资活动有关的现金		-
现金流入小计		452,823,600.00
偿还债务所支付的现金		670,998,208.54
分配股利、利润或偿付利息所支付的现金		33,383,415.49
支付的其他与筹资活动有关的现金		-
现金流出小计		704,381,624.03
筹资活动产生的现金流量净额		-251,558,024.03
四、汇率变动对现金的影响		-1,227,882.38
五、现金及现金等价物净增加额		122,657,408.43

深圳经济特区房地产(集团)股份有限公司

现金流量表(补充资料)

2005 年度

金额单位：人民币元

项　　目	附注	2005
将净利润调节为经营活动的现金流量		
净利润		27,703,553.65
加：计提的资产减值准备		-44,459,639.06
固定资产折旧		3,326,513.55
无形资产摊销		236,619.28
长期待摊费用摊销		750,000.00
待摊费用的减少		-4,023,211.13
其他货币资金减少		-5,804,628.98
预提费用的增加		38,625,724.54
处置固定资产、无形资产和其他长期资产损失		13,843.00
固定资产报废损失		-
财务费用		28,372,099.18
投资损失		-10,800,863.79
存货的减少		281,609,381.82
递延税款贷项		-
经营性应收项目的减少		9,837,447.91
经营性应付项目的增加		-80,564,808.09
其他		-
经营活动产生的现金流量净额		244,822,031.88
不涉及现金收支的投资和筹资活动		
债务转为股本		-
一年内到期的可转换债券		-
融资租入固定资产		-
现金及现金等价物净增加情况		
现金的期末余额	六.8	171,968,675.30
减：现金的期初余额	六.8	49,311,266.87
现金等价物的期末余额		-
减：现金等价物的期初余额		-
现金及现金等价物净增加额		122,657,408.43

深圳经济特区房地产(集团)股份有限公司

合并资产减值准备明细表

2005 年度

资产负债表附表 1　金额单位：人民币元

项　目	年初余额	本期增加数	本期转回数 因资产价值回升转回数	本期转回数 其他原因转出数	本期转回数 合计	期末余额
一、坏账准备合计	308,848,648.28	28,649,698.20	-	-	-	337,498,346.48
其中：应收账款	18,905,457.25	835,629.47	-	-	-	19,741,086.72
其他应收款	289,943,191.03	27,814,068.73	-	-	-	317,757,259.76
二、短期投资跌价准备合计	-	-	-	-	-	-
其中：股票投资	-	-	-	-	-	-
债券投资	-	-	-	-	-	-
三、存货跌价准备合计	499,617,012.71	273,628,246.00	8,400,000.00	429,799,800.59	438,199,800.59	335,045,458.12
其中：库存商品	257,832.08	-	-		-	257,832.08
开发成本 *1	458,502,163.00	-	8,400,000.00	347,560,495.03	355,960,495.03	102,541,667.97
开发产品 *2	10,742,017.63	273,628,246.00	-	82,239,305.56	82,239,305.56	202,130,958.07
出租开发产品	30,115,000.00	-	-	-	-	30,115,000.00
四、长期投资减值准备合计	406,801,074.97	46,324,600.10	-	211,860,228.98	211,860,228.98	241,265,446.09
其中：长期股权投资 *3	212,052,011.01	-	-	39,122,158.50	39,122,158.50	172,929,852.51
长期债权投资 *4	194,749,063.96	46,324,600.10	-	172,738,070.48	172,738,070.48	68,335,593.58
五、固定资产减值准备合计	1,400,491.00	-	-	-	-	1,400,491.00
其中：房屋及建筑物	1,268,763.04	-	-	-	-	1,268,763.04
运输设备	48,134.41	-	-	-	-	48,134.41
机器设备	67,587.58	-	-	-	-	67,587.58
电子及其他设备	16,005.97	-	-	-	-	16,005.97
六、无形资产减值准备合计	4,170,147.33	-	-	4,170,147.33	4,170,147.33	-
其中：土地使用权 *5	4,170,147.33	-	-	4,170,147.33	4,170,147.33	-
七、在建工程减值准备	-	-	-	-	-	-
八、委托贷款减值准备	-	-	-	-	-	-

*1："本期转回数－其他原因转出数"，其中 71,750,000.00 元是由于合并范围减少而转出期初数，273,628,246.00 元转入开发产品的跌价准备，2,182,249.03 元是由于汇率变动引起的。

*2："本期转回数－其他原因转出数"，系本期实现销售而转销数。

*3："本期转回数－其他原因转出数"，其中 37,691,953.24 元系如会计报表附注五.31*1、*3 所述由于处置股权而将原计提长期投资减值准备转销，另有 1,430,205.26 元是由于汇率变动引起的。

*4："本期增加数"，系合并范围减少而增加的减值准备数。"本期转回数－其他原因转出数"，其中 172,343,320.72 元是由于处置投资而将原计提的长期投资减值准备转销，394,749.76 是由于汇率变动引起的。

*5："本期转回数－其他原因转出数"，系如会计报表附注五、12*1 所述转入开发成本而转销。

深圳经济特区房地产(集团)股份有限公司

合并股东权益增减变动表

2005年度

资产负债表附表2　金额单位：人民币元

项　目	2005	2004
一、股本		
期初余额	1,011,660,000.00	1,011,660,000.00
本期增加数	-	-
其中：资本公积转入	-	-
盈余公积转入	-	-
利润分配转入	-	-
新增股本	-	-
本期减少数	-	-
期末余额	1,011,660,000.00	1,011,660,000.00
二、资本公积		
期初余额	956,657,875.93	956,657,875.93
本期增加数	21,586,982.17	-
其中：股本溢价	-	-
接受捐赠非现金资产准备	-	-
接受现金捐赠	-	-
股权投资准备	-	-
拨款转入	-	-
外币资本折算差额	-	-
其他资本公积	21,586,982.17	-
本期减少数	-	-
其中：转增股本	-	-
期末余额	978,244,858.10	956,657,875.93
三、法定和任意盈余公积		
期初余额	3,316,260.76	3,316,260.76
本期增加数	-	-
其中：从净利润中提取数	-	-
其中：法定盈余公积	-	-
任意盈余公积	-	-
储备基金	-	-
企业发展基金	-	-
法定公益金转入数	-	-
本期减少数	-	-
其中：弥补亏损	-	-
转增股本	-	-
分派现金股利或利润	-	-
分派股票股利	-	-
期末余额	3,316,260.76	3,316,260.76
其中：法定盈余公积	3,316,260.76	3,316,260.76
储备基金	-	-
企业发展基金	-	-
四、法定公益金		
期初余额	115,594,426.18	115,594,426.18
本期增加数	-	-
其中：从净利润中提取数	-	-
本年减少数	-	-
其中：集体福利支出	-	-
期末余额	115,594,426.18	115,594,426.18
五、未分配利润		
期初未分配利润	-1,053,814,164.31	-911,506,411.71
本期净利润(净亏损以“-”号填列)	12,100,200.79	-142,307,752.60
本期利润分配	-	-
期末未分配利润(未弥补亏损以“-”号填列)	-1,041,713,963.52	-1,053,814,164.31

深圳经济特区房地产(集团)股份有限公司

会计报表附注

截至2005年12月31日止会计期间

金额单位：人民币元

一、公司基本情况

深圳经济特区房地产(集团)股份有限公司(以下简称“本公司”)系于一九九三年七月经深圳市人民政府办公厅深府办复(1993)724号文批准，在原深圳经济特区房地产总公司的基础上改组设立的股份有限公司。本公司发行的A股及B股分别于一九九三年九月十五日及一九九四年一月十日在深圳证券交易所挂牌交易，一九九四年八月三十一日，本公司发行的B股作为一级有保荐ADR在纽约柜台市场挂牌交易。本公司股本总额为1,011,660,000股，其中：A股891,660,000股，B股120,000,000股。本公司企业法人营业执照号为“深司字N23387”，注册资本为1,011,660,000.00元。

二零零四年十月十三日，根据深圳市人民政府国有资产监督管理委员会(深国资委[2004]223号《关于成立深圳市投资控股有限公司的决定》，本公司原大股东--深圳市建设投资控股公司与其他两家市资产管理公司合并组建深圳市投资控股有限公司，深圳市投资控股有限公司为国有独资有限责任公司。由此引起本公司的股权划转变更，业经国务院国有资产监督管理委员会“国资产权[2005]689号”文批准，并经中国证券监督管理委员会“证监公司字[2005]116号”文批准豁免其要约收购义务，并于2006年2月15日在中国证券登记结算有限责任公司深圳分公司办理过户登记手续。

本期，本公司已进入股权分置改革程序，改革方案要点为：本公司唯一非流通股股东向流通A股股东每持有10股流通A股付4.8股对价股份；并向本公司管理层实施股权激励计划。该股权分置改革方案业经深圳市国有资产监督管理委员会“深国资委[2006]26号文批准，并于2006年1月23日经本公司“A股市场股权分置改革相关股东会议”表决通过，于2006年2月16日实施。唯本公司的管理层股权激励计划的详细方案目前尚在制定之中。

本公司主要从事房地产开发及商品房销售、物业租赁及管理、商品零售及贸易、酒店业务、设备安装及维修、建筑、室内装修等业务。

二、公司主要会计政策、会计估计和合并会计报表的编制方法

1、会计制度

本公司执行中华人民共和国财政部颁布的企业会计准则和《企业会计制度》及其补充规定。

2、会计年度

会计年度为公历1月1日至12月31日。

3、记账本位币

除香港特别行政区以港币为记账本位币外，本公司中国境内公司以人民币为记账本位币，本公司注册于其他国家的子公司以注册地币种为记账本位币。

4、记账基础和计价原则

会计核算以权责发生制为记账基础，资产在取得时以实际成本为计价原则。

5、外币业务核算方法

会计年度内涉及外币的经济业务，按业务发生年初中国人民银行公布的市场汇率折合人民币记账。年末各外币货币性资产和负债项目按中国人民银行公布的年末市场汇率进行调整，汇兑损益计入当期损益。汇兑损益如属筹建期间的，计入长期待摊费用；属于与购建固定资产有关的借款产生的汇兑损益，则将其资本化。

6、外币会计报表的折算方法

在编制合并会计报表时，本公司已将境外子公司的会计报表折算为人民币，折算方法如下：

资产负债表：

资产及负债类项目均按年末中国人民银行公布的年末市场汇率折算为人民币；未分配利润以折算后的利润及利润分配表中的该项目的数额列示；其他所有者权益类项目按发生时中国人民银行公布的市场汇率折算为人民币；会计报表折算差额在股东权益中列示。

利润及利润分配表：

所有发生额均按当年度中国人民银行公布的市场汇率的平均汇率折算为人民币；年初未分配利润按上年度所折算的数额列示。

7、 现金等价物的确定标准

指持有的期限短、流动性强、易于转换为已知金额现金、价值变动风险很小的投资。

8、 短期投资核算

短期投资系指公司购入能随时变现并且持有时间不准备超过一年(含一年)的投资。

短期投资在取得时，以实际成本计价，即实际支付的全部价款扣除支出的价款中包含的已宣告或已到期尚未领取的现金股利或利息而确定的。短期投资持有期间收到的现金股利或利息，冲减投资的账面值，但已记入应收项目的现金股利或利息冲减原应收项目。

期末，短期投资采用成本与市价孰低法计价，以投资单项来计算并确定计提短期投资跌价损失准备。

9、 坏账核算方法

坏账确认标准：a.债务人破产或死亡，以其破产财产或者遗产清偿后，仍然不能收回；b.债务人逾期未履行偿债义务超过三年仍然不能收回的应收款项。

坏账核算，采用备抵法。于每年年末在对逾期的应收款项相应的债务单位的实际财务状况和现金流量等相关信息进行合理估计的基础上，对那些预计可能发生的坏账损失提取坏账准备。

10、存货的核算方法

存货分为开发成本、开发产品、出租开发产品、库存商品、原材料、工程施工、低值易耗品等。

房地产的开发成本包括土地开发成本、房屋开发成本、配套设施开发成本等。本公司将尚未开发的土地使用权账面价值从土地开发成本中扣除，作为无形资产进行核算，待工程项目开发时再从无形资产中按账面价值转入开发成本核算。公共配套设施如属于非经营性配套设施，其成本由商品房和商品性建设场地承担，非经营性配套设施的建设如滞后于商品房的建设，在商品房完工时，则对非经营性配套设施的建设成本进行预提。

出租开发产品：本公司对本公司有意出售而临时出租的开发产品，在“存货”项目中核算；对本公司意图以出租为目的的开发产品，则在“其他长期资产”项目核算。出租开发产品的摊销以出租开发产品的账面价值除以剩余使用年限计算。

零售商品按售价核算，月末按综合差价率计算分摊进销差价。

其他各类存货的购入与入库按实际成本计价，发出按加权平均法计价，低值易耗品在领用时按一次摊销法核算。

年末，在对存货进行全面清查的基础上，对存货遭受毁损、全部或部分陈旧过时或销售价格低于成本的，以成本与可变现净值孰低法计价，并按单个存货项目的可变现净值低于成本的差额计提存货跌价准备。

11、长期股权投资核算方法

① 长期股权投资

长期股权投资

长期股权投资包括对子公司投资、合营公司投资、联营公司投资和其他股权投资。

子公司是指被本公司持有50% 以上权益性资本或虽不持有50% 以上权益性资本但被本公司控制的公司。本公司对子公司的投资按权益法核算，并合并其会计报表。

合营公司是指按合同规定经营性活动由投资双方或若干方共同控制的企业。本公司对合营企业具有重大影响的采用权益法核算，不具有重大影响的，采用成本法核算。

联营公司是指本公司持有 20% 至 50% 之间的权益性资本且对其具有重大影响或虽持有不足 20% 权益性资本，但对其具有重大影响，不是本公司的子公司或合营公司的公司。本公司对联营公司采用权益法核算。

其他股权投资是指本公司持有20% 以下权益性资本或虽持有20% 以上权益性资本但对其不具有重大影响的公司。本公司对其他股权投资采用成本法核算。

股权投资差额

对采用权益法核算的长期股权投资，若长期股权投资取得时的成本与在被投资单位所有者权益中所占的份额有差额以及对长期股权投资由成本法改为权益法时，如果投资成本大于享有被投资公司所有者权益份额的差额，则将该差额按合同规定的投资期限摊销，合同没有规定投资期限的按十年的期限平均摊销；如果投资成本小于享有被投资公司所有者权益份额的差额，则将该差额直接计入资本公积。

② 长期债权投资

长期债权投资核算本公司全资附属公司香港新峰企业有限公司对联营、合作公司之长期债权。

③ 长期投资减值准备

年末，对长期投资逐项进行检查，如果长期投资的市价持续下跌或被投资单位经营状况恶化等原因导致其可收回金额低于投资的账面价值，则对可收回金额低于长期投资账面价值的部分计提长期投资减值准备，并确认为当期投资损失。对已确认损失的长期投资的价值又得以恢复的，则在原已确认的投资损失的数额内转回。

12、固定资产计价及其折旧方法

固定资产是指使用期限在一年以上的房屋、建筑物、机器、机械、运输工具以及其他与生产、经营有关的设备、器具、工具等，以及不属于生产、经营主要设备的，单位价值在人民币2000元以上并且使用年限在两年以上的资产。

固定资产按实际成本计价。

固定资产折旧采用直线法计算，并按各类固定资产的原值和估计的使用年限扣除残值(原值的5%)确定其折旧率，预计使用年限及年分类折旧率如下：

资产类别	预计使用年限	年折旧率
房屋建筑物	30年	3.17%
机器设备	7年	13.57%
运输工具	6年	15.83%
电子设备及其他	5年	19%

年末对由于技术陈旧、损坏、长期闲置等原因导致其可收回金额低于账面价值的固定资产，将其可收回金额低于其账面价值的差额作为固定资产减值准备，并计入当期损益。固定资产减值准备按单项资产计提。

13、在建工程

在建工程是指兴建中的厂房与设备及其他固定资产，在发生时按实际成本入账。在建工程的成本包括直接建筑及安装成本，以及于兴建、安装及测试期间的有关借款利息支出及外汇汇兑损益。年末，对在建工程进行全面检查，如果有证据表明在建工程已发生了减值，则计提相应的减值准备。

14、借款费用的会计处理方法:

(1) 借款费用包括借款账面发生的利息、折价或溢价的摊销和辅助费用以及因外币借款而发生的汇兑差额，因专门借款而发生的利息、折价或溢价的摊销和汇兑差额，在同时具备下列三个条件时，借款费用予以资本化：

a. 资产支出已经发生；

b. 借款费用已经发生；

c. 为使资产达到预定可使用状态所必要的购建活动已经开始。

其他的借款利息、折价或溢价的摊销和汇兑差额，在发生当期确认费用。

(2) 暂停资本化

若固定资产的购建活动发生非正常中断，并且时间连续超过3个月，则暂停借款费用的资本化，将其确认为当期费用，直至资产的购建活动重新开始。

(3) 停止资本化

当所购建的固定资产达到预定可使用状态时，停止其借款费用的资本化，以后发生的借款费用于发生当期确认费用。

15、 无形资产计价和摊销方法

对购入或按法律程序申请取得的无形资产，按实际支付金额入账；对接受投资转入的无形资产，按投资各方确认的价值入账。

年末，按账面价值与可收回金额孰低计量，对可收回金额低于账面价值差额计提无形资产减值准备。

各种无形资产在其受益期和法律或合同规定的有效期之较短者内按直线法摊销。无明确受益期和法律或合同规定的有效期的按不超过10年摊销。其中软件按5年摊销，出租小汽车营运牌照按10年摊销，土地使用权按剩余可使用年限摊销。

16、 长期待摊费用核算方法

开办费：在公司开始生产经营的当月起一次计入开始生产经营当月的损益；

租入固定资产改良：在租赁期限与租赁资产尚可使用年限两者孰短的期限内平均摊销。

17、 收入确认原则

房地产销售收入：在与买方签定房地产买卖合同且合同已生效，房地产已移交买方，且预计相关的价款能够流入时，确认收入实现。其中以分期付款方式销售的房地产，按合同约定的收款进度确认收入实现。

物业出租收入：以合同约定的租赁时间和方法计算，且预计租金收入能够流入时，确认收入实现。

商品销售收入：已将商品所有权上的主要风险和报酬转移给买方，不再对该商品实施继续管理权和实际控制权，与交易相关的经济利益能够流入，相关的收入和成本能够可靠地计量时，确认营业收入的实现。

物业管理收入：按合同约定或提供物业管理的期限和收费标准计算，且预计相关的价款能够流入时确认收入的实现。

建筑安装工程收入：在同一会计年度开始并完成的工程，在完成工程时确认收入；跨年度工程按照完工百分比法确认相关的收入。在确认收入时，以工程合同的总收入与完工程度能够可靠的确定，与交易相关的价款能够流入，并且已经发生的成本和为完成工程将要发生的成本能够可靠的计量时确认收入的实现。

其他业务收入：在业务已经发生，实际收到价款或取得收取价款凭证，相关成本能够可靠计量时确认收入的实现。

18、所得税的会计处理方法：

本公司的所得税费用系采用应付税款法核算。

19、合并会计报表的编制方法

合并会计报表原则：对持有被投资单位有表决权资本总额50%以上，或虽不超过50%但具有实际控制权的子公司合并其会计报表。唯对已关停并转；按破产程序已宣告被清理整顿；已宣告破产；准备近期出售以及非持续经营的所有者权益为负数的子公司不合并其会计报表。

合并会计报表编制方法：以母公司及纳入合并范围的各子公司的会计报表为合并依据，合并时将母公司与各子公司相互间的重要投资、往来、存货购销等内部交易及其未实现利润抵销后逐项合并，并计算少数股东权益和少数股东损益，对抵销时发生的合并价差，在合并资产负债表中以"合并价差"项目在长期投资项目中单独反映；对符合比例合并法的合营公司的资产、负债、收入、费用、利润等按所占比例份额予以合并。

如子公司执行的会计政策与本公司不一致的，在编制合并会计报表时，已按本公司之会计政策调整一致。

三、 税 项

本公司适用的主要税种和税率：

税种	计税依据	税率
营业税	房屋销售收入、租赁收入、物业管理收入	5%
	建筑工程、安装工程收入	3%
增值税	商品销售收入	17%
城建税	应纳营业税和增值税额	1%
教育费附加	应纳营业税和增值税额	3%
土地增值税	房屋销售收入	*1
企业所得税	应纳税所得额	*2

*1 按税务局相关文件规定，自2005年11月1日起，对销售房产所收到的款项，按0.5%预缴土地增值税。

*2 企业所得税税率如下：

项目	所得税税率
境内企业	
-- 注册于深圳的企业	15%
-- 注册于深圳外境内其他地区的企业	33%
注册于香港的企业	17.50%

四、子公司及合营企业

1、纳入合并报表范围的子公司情况

公司名称	注册地	注册资本	经营范围	投资金额		投资比例	
				直接投资	间接投资	直接投资比例	间接投资比例
深圳经济特区房地产(集团)广州房地产有限公司	广州	¥20,000,000	房地产开发、水电、空调、安装、建筑设计	¥20,000,000	--	100%	--
深圳市物业管理有限公司	深圳	¥7,250,000	物业管理服务	¥6,887,500	¥362,500	95%	5%
深圳市深房保税贸易有限公司	深圳	¥5,000,000	经营钢材、建材、装饰及机电设备的保税业务	¥4,750,000	¥250,000	95%	5%
深圳市深房投资有限公司	深圳	¥10,000,000	投资、管理、兴办实业、国内商业	¥9,000,000	¥1,000,000	90%	10%
深圳市竹园通小汽车出租有限公司	深圳	¥10,290,000	小汽车出租	¥11,809,500	--	100%	--
深圳圳通工程有限公司	深圳	¥10,000,000	安装、维修	¥7,300,000	¥2,700,000	73%	27%
深圳海燕大酒店有限公司	深圳	¥30,000,000	酒店服务	¥20,430,000	¥9,570,000	68.1%	31.9%
深圳市华展建设监理有限公司	深圳	¥8,000,000	建设监理服务	¥6,000,000	¥2,000,000	75%	25%
新峰企业有限公司	香港	HKD1,000,000	投资、管理、咨询	HKD1,000,000	--	100%	--
新峰置业有限公司	香港	HKD1,000,000	投资控股	HKD820,000	--	82%	--
美国长城地产有限公司	美国	USD500,000	房地产开发	USD350,000	--	70%	--
启禄有限公司	香港	HKD1,000,000	投资控股	HKD200,000	HKD1,000,000	20%	80%
依烈有限公司	香港	*HKD10,000*	集团公司融资	--	*HKD10,000*	--	*100%*
启怡发展有限公司	香港	HKD1,000,000	投资兴办实业	--	¥744,171	--	100%
柏伟置业有限公司	香港	HKD10,000	物业投资	--	HKD8,000	--	80%
新峰投资有限公司	香港	HKD1,000,000	物业投资	--	HKD550,000	--	55%
新峰房地产开发建筑(武汉)有限公司	武汉	US$4,000,000	房地产经营开发租赁	--	US$4,000,000	--	55%
广州黄埔新邨房地产开发有限公司	广州	HKD39,800,000	建造经营商品房	--	HKD39,800,000	--	100%
华林有限公司	香港	HKD10,000	投资控股	--	HKD10,000	--	82%
汕头市华林房产开发有限公司	汕头	US$6,000,000	厂房建设、销售、出租	--	US$6,000,000	--	82%
北京新峰房地产开发经营有限公司	北京	US$10,000,000.00	房地产经营	¥55,483,888.90	¥21,228,000.00	75%	25%

2、未纳入合并报表范围的子公司情况：

公司名称	注册地	注册资本	经营范围	投资金额		投资比例		未合并原因
				直接投资	间接投资	直接投资比例	间接投资比例	
深圳市深房集团宝安开发有限公司	深圳	¥20,000,000	房地产开发及商品房销售	¥19,000,000	¥1,000,000	95%	5%	已无实质性经营且规模较小
深圳市深房百货有限公司	深圳	¥10,000,000	国内商业物资供销	¥9,500,000	¥500,000	95%	5%	停业待清算
深圳深房停车场有限公司	深圳	¥42,500,000	建设经营停车场	¥29,750,000	¥12,750,000	70%	30%	已无实质性经营且规模较小
深圳市数码港投资有限公司	深圳	¥20,000,000	投资兴办实业、信息技术咨询	¥14,000,000	--	70%	--	已无实质性经营且规模较小
深圳市罗湖区社区信息资讯服务中心	深圳	¥500,000.00	资讯服务	--	¥500,000.00	--	70%	已无实质性经营且规模较小
深圳市数码港信息技术培训中心	深圳	¥600,000.00	人才培训	--	¥600,000.00	--	70%	已无实质性经营且规模较小
深圳市数码港通信有限公司	深圳	¥2,000,000.00	网络、计算机产品开发销售	--	¥1,800,000.00	--	63%	已无实质性经营且规模较小
深圳市房地产综合服务公司	深圳	¥13,710,000.00	建筑材料、日用百货等	¥5,958,305.26	--	100%	--	停业待清算
深圳市深房实业发展公司	深圳	¥3,000,000.00	物业管理、投资兴办各种经济实体	¥4,500,000.00	--	100%	--	停业待清算
深圳市特发房产建筑装修公司	深圳	¥2,210,000.00	建筑、装修	¥6,542,164.49	--	100%	--	停业待清算
深圳市联华企业有限公司	深圳	¥10,000,000.00	机械机电设备安装工程	¥10,000,000.00	--	100%	--	停业待清算
深圳市深房集团龙岗开发有限公司	深圳	¥30,000,000.00	房地产开发及商品房销售、楼宇租赁管理	¥30,000,000.00	--	100%	--	停业中
北京深房物业管理有限责任公司	北京	¥500,000.00	物业管理服务	¥500,000.00	--	100%	--	停业待清算
澳洲柏克顿有限公司	澳大利亚	US$200,000.00	房地产开发	¥906,630.00	--	60%	--	停业待清算
百立有限公司	香港	HKD500,000.00	分包承建及买卖建材	¥201,100.00	--	100%	--	停业待清算
加拿大长城(温哥华)有限公司	加拿大	JOD1,000.00	房地产开发	¥4,526.25	--	75%	--	停业待清算
深圳市深房建筑装饰材料公司	深圳	¥2,680,000.00	建筑材料、百货	¥2,680,000.00	--	100%	--	停业待清算
广东省封开县联峰水泥制造有限公司	广东封开	US$8,000,000.00	生产经营水泥及制品	--	¥121,265,000.00	--	90%	*1
深圳市圳通新机电实业发展有限公司	深圳	¥20,000,000.00	投资兴办与机电有关项目	¥2,965,985.64	--	95%	5%	停业待清算
沈阳同新房产开发有限公司	沈阳	HKD40,000,000	房地产开发	--	HKD37,250,000	--	93.1%	附注四、4

本公司对上述未合并报表之被投资单位已计提相应长期投资减值准备，详见附注五.9。

* 1 广东省封开县联峰水泥制造有限公司，该公司之全部经营性资产本期已被拍卖偿还债务，截止期末实质已处于停业和待清算状态中，本公司自 1998 年度起未合并其报表。详见附注五、9**(*3)。

3、合营企业情况：

公司名称	注册地	经营范围	初始投资金额	投资比例
深圳竹园企业有限公司 *1	深圳	住宿、饮食、娱乐等	¥70,153,339.19	合作
深圳市沙头角南天商场	深圳	商品销售	¥2,500,000.00	50.00%
深圳润华汽车贸易公司	深圳	汽车贸易	¥2,000,000.00	50.00%
罗浮山矿泉水饮料公司	惠州	饮料	¥9,969,206.09	合作
封开杏花宾馆	广东封开	旅游	¥9,455,465.38	合作
昆山调峰电力有限公司	江苏	发电	¥29,510,979.87	50.00%
江门新江房地产有限公司	广东江门	房地产开发	¥9,494,754.18	合作
西安新峰物业商贸有限公司	西安	房地产开发	¥25,473,600.00	合作
哈尔滨建峰科技发展公司 *2	哈尔滨	科技开发	¥18,799,905.25	合作
广东桂峰水泥有限公司 *3	广东封开	水泥的生产和销售	¥15,112,000.00	50.00%

上述合营企业，本公司本年度未合并其报表。

本公司对上述合营企业已计提相应长期投资减值准备，详见附注五.9。

*1 本期已处置，详见附注五、31*3。

*2 本期已处置，详见附注五、31*1。

*3 本期新增加，详见附注五、9*B*4。

4、合并报表范围变更情况：

沈阳同新房产开发有限公司(以下简称“沈阳公司”)，如会计报表附注八(一)4所述之原因，本公司对该公司的股权已处于司法冻结拍卖之中，故本公司本年度未合并其会计报表。

沈阳公司主要会计报表项目：

资产负债表	2005.12.31	2004.12.31
总资产	71,086,378.58	71,980,215.08
其中：流动资产	71,035,983.58	71,923,230.56
固定资产	50,395.00	56,984.52
总负债	137,808,720.98	135,632,852.60
其中：流动负债	137,808,720.98	135,632,852.60
净资产	(66,722,342.40)	(63,652,637.52)

利润表	2005 年度	2004 年度
主营业务收入	--	5,427,833.00
主营业务成本	--	4,124,342.38
营业利润	(3,040,639.65)	(3,062,112.23)
净利润	(3,069,704.88)	(3,804,249.87)

五、会计报表主要项目注释

1、货币资金

种类	2005.12.31			2004.12.31		
	原币金额	汇率	折人民币	原币金额	汇率	折人民币
现金						
RMB	667,116.58		667,116.58	1,325,107.50		1,325,107.50
HKD	855,122.73	1.0407	892,207.31	512,651.02	1.0637	544,159.68
USD	2,100.00	8.0694	17,039.01	2,100.00	8.2765	17,384.01
现金小计			1,576,362.90			1,886,651.19
银行存款						
RMB	221,096,347.87		221,096,347.87	112,497,653.74		112,497,653.74
HKD	9,105,279.26	1.0407	9,500,077.94	9,846,701.12	1.0637	10,451,415.22
USD	89,517.91	8.0694	726,058.35	82,800.22	8.2781	685,030.53
CAD	55,680.80	6.9634	387,725.42	175,451.02	6.8566	1,203,005.18
AUD	3,578.52	5.9277	21,212.56	39,659.95	6.4321	255,096.13
银行存款小计			231,731,422.14			125,092,200.80
其他货币资金						
RMB	35,788,338.18		35,788,338.18	29,438,837.26		29,438,837.26
HKD	16,341,336.84	1.0407	17,039,111.92	16,201,800.40	1.0614	17,196,590.94
USD	2,916,312.50	8.0694	23,638,462.60	2,900,000.00	8.2765	24,006,490.00
CAD	123,401.13	6.9634	859,286.92	--		--
AUD	37,782.49	5.9277	223,964.62	--		--
其他货币资金小计			77,549,164.24			70,641,918.20
合计			310,856,949.28			197,620,770.19

货币资金期末余额较期初大幅增加57.30%，原因系本期销售楼款增加所致。

2、短期投资

项目	2005.12.31		2004.12.31	
	投资金额	跌价准备	投资金额	跌价准备
股权投资	1,701,614.79	--	1,701,614.79	--
其中：股票投资	1,701,614.79	--	1,701,614.79	--
债券投资	2,600.00	--	2,600.00	--
其中：国债投资	--	--	--	--
其他债券投资	2,600.00	--	2,600.00	--
合计	1,704,214.79	--	1,704,214.79	--

* 股票投资2005年12月31日的市值为人民币3,419,767.79元。

3、应收账款

账龄	2005.12.31			2004.12.31		
	金额	比例%	坏账准备	金额	比例%	坏账准备
1年以内	21,862,364.45	43.35	1,680,339.88	33,481,253.91	60.23	2,279,770.39
1-2年	7,181,201.02	14.24	1,671,975.55	715,690.75	1.29	241,810.65
2-3年	667,851.66	1.32	241,810.85	3,872,757.51	6.97	648,828.46
3年以上	20,721,574.61	41.09	16,146,960.44	17,517,210.29	31.51	15,735,047.75
合计	50,432,991.74	100.00	19,741,086.72	55,586,912.46	100.00	18,905,457.25

应收账款本期期末余额中无持有本公司5%(含5%)以上股份的股东单位欠款，应收其他关联单位款项详见附注七.3。本期期末应收账款中前五名欠款单位金额合计为25,104,908.17元，占全部应收账款余额的49.78%。

4、其他应收款

账龄	2005.12.31			2004.12.31		
	金额	比例 %	坏账准备	金额	比例 %	坏账准备
1 年以内	9,792,872.22	2.19	1,270,000.00	192,953,246.34	40.09	75,659,151.77
1-2 年	178,127,627.00	39.92	103,188,274.69	18,538,275.04	3.85	3,752,997.29
2-3 年	5,064,774.13	1.13	1,788,514.31	11,590,954.10	2.41	4,264,791.83
3 年以上	253,279,296.32	56.76	211,510,470.76	258,163,587.86	53.65	206,266,250.14
合计	446,264,569.67	100.00	317,757,259.76	481,246,063.34	100.00	289,943,191.03

本期期末余额中无持有本公司5%(含5%)以上股份的股东单位欠款，应收其他关联单位款项详见附注七.3。本期期末其他应收款中前五名欠款单位金额合计为332,806,582.49元，占全部其他应收款余额的74.58%。

5、预付账款

账龄	2005.12.31		2004.12.31	
	金额	比例 %	金额	比例 %
1 年以内	11,667,789.13	100	993,894.75	100

6、应收补贴款

账龄	2005.12.31		2004.12.31	
	金额	比例 %	金额	比例 %
1 年以内	4,186,557.27	100	--	--

本期期末余额系应收出口退税款。

7、存货

项目	2005.12.31		2004.12.31	
	金额	跌价准备	金额	跌价准备
开发成本	373,163,582.56	102,541,667.97	1,107,269,012.38	458,502,163.00
开发产品	674,116,635.14	202,130,958.07	182,675,360.27	10,742,017.63
出租开发产品	586,821,821.55	30,115,000.00	664,689,281.19	30,115,000.00
库存商品	367,473.93	17,832.08	5,728,579.03	17,832.08
原材料	4,409,621.40	240,000.00	4,681,959.10	240,000.00
低值易耗品	45,971.59	--	8,161.30	--
工程施工	22,226,095.79	--	12,051,869.88	--
合计	1,661,151,201.96	335,045,458.12	1,977,104,223.15	499,617,012.71

存货抵押如附注九所述。

(1)开发成本

项目名称	开工时间	预计竣工时间	预计总投资	账面成本		跌价准备
			(万元)	期初余额	期末余额	期末余额
黄埔新屯阝二期		2006年6月	14,000.00	13,033,380.34	53,882,450.70	--
美国土地				127,595,910.00	124,937,052.00	102,541,667.97
怡泰中心 *1	1993年4月		53,172.52	492,976,887.20	--	--
泥岗星湖花园三期 *1	1994年5月	2005年4月	23,000.00	124,732,879.43	--	--
泥岗星湖花园3#楼				--	3,685,823.00	--
碧桐海苑 *1	1994年9月	2005年4月	10,000.00	112,553,398.83	--	--
汕头金叶岛五－九期别墅 *2	2002年12月	2007年12月	14,000.00	93,675,372.51	190,578,256.86	--
沈阳新峰商业广场 *3	1993年9月		22,726.00	142,671,184.07	--	--
海燕停车场改建	1992年12月			30,000.00	80,000.00	--
合计				1,107,269,012.38	373,163,582.56	102,541,667.97

*1 本期已完工结转开发产品；
*2 本期增加额包括从无形资产转入土地净值 60,102,981.25 元，详见附注五、12*1。
*3 本期未合并，予以转出。
(2)开发产品

项目名称	竣工时间	账面成本				跌价准备
		期初余额	本期增加	本期减少	期末余额	期末余额
华丰/华富大厦	2000年11月	12,164,798.62	--	5,436,692.44	6,728,106.18	1,706,157.57
景庭苑	1999年5月	5,188,081.77	619,045.97	468,182.76	5,338,944.98	1,400,000.00
东乐	1994年2月	21,786,346.89	--	454,465.92	21,331,880.97	4,907,450.51
绵绣大厦	1994年5月	21,730,052.45	--	12,104,648.43	9,625,404.02	--
泥岗星湖花园二期	2003年9月	4,505,825.31	--	1,213,860.96	3,291,964.35	--
翠沁阁	2004年6月	13,590,370.63	--	9,679,878.68	3,910,491.95	--
文锦仓库		19,213,650.50	--	--	19,213,650.50	--
碧桐海苑	2005年8月	--	171,452,982.04	45,187,204.74	126,265,777.30	--
泥岗星湖花园三期	2005年7月	--	180,128,919.83	86,234,336.00	93,894,583.83	--
怡泰中心		--	518,898,955.13	191,802,520.00	327,096,435.13	194,117,349.99
翠竹苑		--	43,515.76	--	43,515.76	--
汇景花园海怡阁 *		--	2,325,600.00	--	2,325,600.00	--
汕头金叶岛首期别墅	1996年7月	7,328,215.98	--	819,367.26	6,508,848.72	--
汕头金叶岛多层公寓	1997年9月	36,389,014.24	835,278.50	253,778.25	36,970,514.49	--
汕头金叶岛四期别墅	2002年12月	3,247,637.83	6,573,376.41	2,401,493.43	7,419,520.81	--
汕头金叶岛三期别墅	2002年12月	2,536,937.37	--	2,536,937.37	--	--
黄埔新邨一期	1994年10月	2,649,344.40	--	436,005.66	2,213,338.74	--
北京新峰大厦	2001年1月	32,345,084.28	554,426.00	30,961,452.87	1,938,057.41	--
合计		182,675,360.27	881,432,099.64	389,990,824.77	674,116,635.14	202,130,958.07

* 本期抵债收回资产。
(3)出租开发产品

项目名称	账面成本				跌价准备
	期初余额	本期增加	本期减少	期末余额	期末余额
湖滨新村	378,517.73	--	18,427.56	360,090.17	--
翠华花园	1,900,303.24	43,480.65	61,281.24	1,882,502.65	--
房地产大厦	15,858,117.22	--	526,896.12	15,331,221.10	--
金城大厦	7,395,223.77	--	364,419.60	7,030,804.17	--
翠田工业村	19,000,845.84	--	533,640.36	18,467,205.48	--
诗宁别墅	466,329.66	--	18,653.16	447,676.50	--
湖心大厦	195,240.12	--	195,240.12	--	--
文锦花园	4,678,533.02	--	147,036.12	4,531,496.90	--
东湖丽苑	787,933.24	--	22,148.88	765,784.36	--
文锦大厦	1,746,461.50	--	89,183.97	1,657,277.53	--
湖景大厦	14,791,089.60	--	406,986.48	14,384,103.12	--
兴业大厦 *1	50,221,731.24	2,417,083.21	52,638,814.45	--	--
宝安商场	2,743,650.13	--	24,444.00	2,719,206.13	--
深房广场	398,878,110.75	338,775.36	11,476,220.16	387,740,665.95	30,115,000.00
海燕大厦	10,850,935.53	--	7,744,319.76	3,106,615.77	--
华民大厦	3,135,983.56	--	61,949.64	3,074,033.92	--
友谊停车场	75,547,836.93	--	3,712,549.56	71,835,287.37	--
深房广场五六楼	56,112,438.11	--	2,624,587.68	53,487,850.43	--
合计	664,689,281.19	2,799,339.22	80,666,798.86	586,821,821.55	30,115,000.00

*1 本期已销售，予以结转。

(4)存货跌价准备

项目名称	期初余额	本期增加	本期减少	期末余额
过期商品	257,832.08	--	--	257,832.08
沈阳新峰商业广场 *1	71,750,000.00	--	71,750,000.00	--
怡泰中心 *2	273,628,246.00	--	79,510,896.01	194,117,349.99
深房广场	30,115,000.00	--	--	30,115,000.00
碧桐海苑 *3	8,400,000.00	--	8,400,000.00	--
美国土地 *4	104,723,917.00	--	2,182,249.03	102,541,667.97
华丰 / 华富大厦 *2	4,434,567.12	--	2,728,409.55	1,706,157.57
东乐	4,907,450.51	--	--	4,907,450.51
景庭苑	1,400,000.00	--	--	1,400,000.00
合计	499,617,012.71	--	164,571,554.59	335,045,458.12

*1 其中减少项系合并报表范围减少转出数；*2 本期减少项系因本期实现销售的转销数；*3 本期减少项系因本期价值回升而转回数；*4 本期减少项系因本期汇率变动而减少数。

8、待摊费用

项目	期初余额	本期增加	本期摊销	期末余额	结存原因
预收楼款营业税及附加	7,553,168.55	20,753,598.67	17,023,435.73	11,283,331.49	尚未确认收入
土地增值税	--	1,100,346.68	638,103.94	462,242.74	尚未确认收入
保险费	65,433.05	93,086.28	113,655.13	44,864.20	受益期内待摊
押金营业税金及附加	74,941.88	2,072,017.99	30,300.00	2,116,659.87	尚未确认收入
报刊费	136,174.18	162,694.66	152,119.98	146,748.86	受益期内待摊
其他	32,500.00	219,339.55	136,607.28	115,232.27	受益期内待摊
合计	7,862,217.66	24,401,083.83	18,094,222.06	14,169,079.43	

9、长期投资

项目	期初余额	本期增加	本期减少	期末余额
长期股权投资 *	445,095,501.36	10,863,607.72	118,385,703.51	337,573,405.57
其中：对子公司投资	145,071,915.89	(2,904,426.55)	--	142,167,489.34
对合营公司投资	192,252,649.98	14,120,167.71	99,926,735.59	106,446,082.10
对联营公司投资	17,442,452.95	(352,133.44)	--	17,090,319.51
对其他股权投资	90,328,482.54	--	18,458,967.92	71,869,514.62
长期债权投资 **	244,254,427.82	112,279,488.64	203,104,887.63	153,429,028.83
其中：国债投资	--			--
合计	689,349,929.18	123,143,096.36	321,490,591.14	491,002,434.40
减：长期投资减值准备 ***	406,801,074.97			241,265,446.09
长期投资净额	282,548,854.21			249,736,988.31

* 长期股权投资

A 股票投资

被投资单位名称	股份类别	股票数量	投资比例	初始投资成本	期末余额	期末市价
吉林制药股份有限公司 *1	法人股	18,507,500.00	13.64%	16,825,000.00	--	--

*1 本期已处置，详见附注五、31*2。

B 其他股权投资

被投资单位名称	投资期限	投资金额			期末余额	投资比例	减值准备
		初始投资额	本年权益调整	累计权益调整			
深圳市深房百货有限公司	1998.6-2008.6	10,000,000.00	--	(10,000,000.00)	-	100.00%	-
深圳市深房集团宝安开发有限公司	1993.5-2013.5	20,000,000.00	(543,477.92)	1,589,522.77	21,589,522.77	100.00%	-
深圳深房停车场有限公司	1995.4-2015.4	42,397,523.36	(209,053.10)	(74,559.75)	42,322,963.61	100.00%	-
深圳市数码港投资有限公司	2000.5-2010.5	14,000,000.00	(1,106,176.25)	(5,828,916.88)	8,171,083.12	70.00%	-
深圳市房地产综合服务公司	1983-1994.8	5,958,305.26	--	(4,917,554.18)	1,040,751.08	100.00%	1,040,751.08
深圳市深房实业发展公司	1993.10-1998.6	4,500,000.00	-	(1,945,470.91)	2,554,529.09	100.00%	2,554,529.09
深圳市特发房产建筑装修公司	1983.3-	6,542,164.49	-	1,637,839.14	8,180,003.63	100.00%	8,180,003.63
深圳市联华企业有限公司	1983.10-2013.10	10,000,000.00	-	(10,000,000.00)	-	100.00%	-
深圳市深房集团龙岗开发有限公司	1993.5-	30,000,000.00	-	(30,000,000.00)	-	100.00%	-
北京深房物业管理有限责任公司	1997.8-2012.8	500,000.00	-	(500,000.00)	-	100.00%	-
澳洲柏克顿有限公司	1988.6-	906,630.00	-	(906,630.00)	-	60.00%	-
百立有限公司	1987.9-	201,100.00	-	(201,100.00)	-	100.00%	-
加拿大长城(温哥华)有限公司	1988-2000.12	4,526.25	-	(4,526.25)	-	75.00%	-
深圳市深房建筑装饰材料公司	1989.7-	2,680,000.00	-	(2,680,000.00)	-	100.00%	-
广东省封开县联峰水泥制造有限公司 *1		121,265,000.00	(1,045,719.28)	(62,956,363.96)	58,308,636.04	90.00%	58,308,636.04
沈阳同新房产开发有限公司 *2		38,840,575.00	-	(38,840,575.00)	-		
深圳竹园企业有限公司 *3	1992.8-2022.8	70,153,339.19	(81,126,830.34)	(70,153,339.19)	-	合作	-
深圳市沙头角南天商场	1986.7-2006.5	2,500,000.00	-	350,618.06	2,850,618.06	50.00%	-
深圳润华汽车贸易公司	1992.4-	2,000,000.00	-	(554,574.44)	1,445,425.56	50.00%	1,445,425.56
罗浮山矿泉水饮料公司	1991.6-	9,969,206.09	-	-	9,969,206.09	合作	9,969,206.09
封开杏花宾馆	1990-2016	9,455,465.38	-	-	9,455,465.38	合作	9,455,465.38
广东桂峰水泥有限公司 *4	2005.12-2035.12	15,112,000.00	-	-	15,112,000.00	50.00%	-
昆山调峰电力有限公司		29,510,979.87	(603,890.78)	4,161,582.21	33,672,562.08	50.00%	-
江门新江房地产有限公司		9,494,754.18	60,858.49	(578,749.25)	8,916,004.93	合作	912,537.16
西安新峰房地产商贸有限公司		25,473,600.00	(448,800.00)	(448,800.00)	25,024,800.00	合作	21,438,691.59
哈尔滨建峰科技发展公司 *5		18,799,905.25	(18,799,905.25)	(18,799,905.25)	-	合作	-
深圳八方通铁路公司	1995.1-2025.1	10,500,000.00	-	-	10,500,000.00	35.00%	-
深圳市新峰地产顾问有限公司	1993.3-2013.3	5,140,000.00	(397,523.76)	(5,140,000.00)	-	30.00%	-
深圳市荣华机电工程有限公司	1990.10-2010.10	5,475,954.97	136,221.39	(3,950,313.72)	1,525,641.25	25.00%	1,076,954.64
云南鲲鹏航空服务有限公司		4,847,046.11	(86,156.00)	(43,042.84)	4,804,003.27	25.00%	-
东益地产有限公司		265,350.00	(4,675.07)	(4,675.01)	260,674.99	20.00%	-
汕头新峰大厦	1992.7-	69,914,657.83	(236,619.28)	(946,478.12)	68,968,179.71		58,547,652.25
合计		596,408,083.23	(104,411,747.15)	(261,736,012.57)	334,672,070.66		172,929,852.51

*1 如附注五、9**(*3)所述；*2 因不合并其会计报表而产生的对未合并子公司长期投资，原因详见附注八(一)4；*3 本期已转让，详见附注五、31*3；*4 为本期新增投资合作经营企业；*5 本期已处置，详见附注五、31*1。

C 股权投资差额

被投资单位名称	初始金额	形成原因	摊销期限	本期摊销金额	期末余额
新峰置业有限公司	13,973,496.34	溢价收购	10 年	1,397,348.64	2,901,334.91

** 长期债权投资

公司名称	投资成本	减值准备	账面价值
西安新峰物业商贸有限公司	9,030,922.30	--	9,030,922.30
沈阳同新房产开发有限公司 *1	112,802,727.20	46,324,600.10	66,478,127.10
哈尔滨建峰科技发展公司 *2	--	--	--
广东省封开县联峰水泥制造有限公司 *3	--	--	--
云南鲲鹏航空服务有限公司	856,907.53	--	856,907.53
东益地产有限公司	30,738,471.80	22,010,993.48	8,727,478.32
合计	153,429,028.83	68,335,593.58	85,093,435.25

*1 因不合并其会计报表而产生的对未合并子公司长期债权投资及相应的减值准备，详见附注八(一)4; *2 本期已处置，详见附注五、31*1; *3 上年度涉及诉讼事项，本期已执行完毕，该公司之全部经营性资产已被拍卖偿还债务，本公司在收讫拍卖抵偿款后已转销对该公司的长期债权投资及减值准备，唯因该公司的清算手续尚待办理，本公司对其长期股权投资及其减值准备尚未转销。

*** 长期投资减值准备

项目	期初余额	本期增加	本期减少	期末余额
长期股权投资	212,052,011.01	--	39,122,158.50	172,929,852.51
其中：对子公司投资 *1	71,129,639.12	--	1,045,719.28	70,083,919.84
对合营公司投资 *2	81,297,765.00	--	38,076,439.22	43,221,325.78
对联营公司投资	1,076,954.64	--	--	1,076,954.64
其他股权投资	58,547,652.25	--	--	58,547,652.25
长期债权投资	194,749,063.96	46,324,600.10	172,738,070.48	68,335,593.58
合计	406,801,074.97	46,324,600.10	211,860,228.98	241,265,446.09

*1 系因汇率变动而引起的对广东省封开县联峰水泥制造有限公司减值准备的减少；*2 本期减少包括：因深圳竹园企业有限公司股权转让而转销原计提的减值准备 18,892,047.99 元，因处置哈尔滨建峰科技发展公司股权而转销原计提的减值准备 18,799,905.25 元，以及其他因汇率变动而引起的减值准备减少。

10、固定资产及累计折旧

固定资产类别	期初余额	本期增加	合并报表范围变化转出 *1	本期减少	期末余额
原值					
房屋建筑物	348,755,475.73	--	--	23,483,524.79	325,271,950.94
运输工具	18,332,019.07	2,932,794.97	424,100.00	1,723,188.67	19,117,525.37
机器设备	282,552.24	16,663.00	--	2,100.07	297,115.17
电子设备及其他	13,097,415.14	951,527.06	300,990.19	713,151.08	13,034,800.93
合计	380,467,462.18	3,900,985.03	725,090.19	25,921,964.61	357,721,392.41
累计折旧					
房屋建筑物	132,110,362.08	12,443,102.15	--	15,195,686.25	129,357,777.98
运输工具	14,659,175.82	1,540,476.67	402,895.12	1,463,760.61	14,332,996.76
机器设备	170,075.63	71,080.31	--	2,037.21	239,118.73
电子设备及其他	10,052,152.46	1,265,606.96	265,210.55	365,222.95	10,687,325.92
合计	156,991,765.99	15,320,266.09	668,105.67	17,026,707.02	154,617,219.39
净值	223,475,696.19				203,104,173.02
减：固定资产减值准备 *2	1,400,491.00	--	--	--	1,400,491.00
净额	222,075,205.19				201,703,682.02

*1 本期转出，系如附注四.4 所述由于合并范围减少而转出的相应公司之期初固定资产余额。
固定资产抵押详见附注九。
*2 固定资产减值准备

类别	期初余额	本期增加	本期减少	期末余额
房屋建筑物	1,268,763.04	--	--	1,268,763.04
运输工具	48,134.41	--	--	48,134.41
机器设备	67,587.58	--	--	67,587.58
电子设备及其他	16,005.97	--	--	16,005.97
合计	1,400,491.00	--	--	1,400,491.00

11、在建工程

工程名称	预算数 (万元)	期初余额	本期增加额	本期转入固定资产	其他减少额	期末余额	资金来源	工程投入占预算比例
竹园公寓 *	2,840	38,950,783.15	--	--	38,950,783.15	--	自筹	
减:减值准备		--	--	--	--	--		
净额		38,950,783.15				--		

* 详见附注五、31*3。

12、无形资产

类别	取得方式	原值	期初余额	本期增加额	本期转出	本期摊销额	累计摊销额	期末余额	剩余摊销年限
汕头金叶岛土地使用权 *1	购置	67,632,780.19	64,273,128.58	--	64,273,128.58	--	3,359,651.61	--	
软件	购置	174,652.94	67,618.60	--	--	31,836.00	138,870.34	35,782.60	1年
合计			64,340,747.18	--	64,273,128.58	31,836.00	3,498,521.95	35,782.60	
减:减值准备 *2			4,170,147.33	--	4,170,147.33			--	
净额			60,170,599.85					35,782.60	

*1 本期转出系因本期重新规划并开发而转入开发成本。
*2 无形资产减值准备

项目	期初余额	本期增加	本期转出	本期减少	期末余额
汕头金叶岛土地使用权 *1	4,170,147.33	--	4,170,147.33	--	--

13、长期待摊费用

项目	原始发生额	期初余额	本期增加额	本期摊销额	累计摊销额	期末余额
装修费	1,327,936.69	572,410.21	355,362.84	317,086.93	717,250.57	610,686.12
临时建筑	3,558,006.54	905,175.22	99,745.50	750,000.00	3,303,085.82	254,920.72
其他	305,375.31	117,085.68	--	41,945.83	230,235.46	75,139.85
合计	5,191,318.54	1,594,671.11	455,108.34	1,109,032.76	4,250,571.85	940,746.69

14、短期借款

借款条件及币种	月利率	2005.12.31		2004.12.31	
		原币	折人民币	原币	折人民币
抵押借款:					
人民币	4.425‰-6.6375‰	92,470,000.00	92,470,000.00	158,570,060.00	158,570,060.00
美元	7.858‰	2,900,000.00	23,506,240.00	2,900,000.00	24,006,490.00
港币	4.425‰	58,979,705.15	61,498,138.56	137,000,000.00	145,411,800.00
保证借款:					
人民币	6.045‰-6.3‰	94,000,000.00	94,000,000.00	126,000,000.00	126,000,000.00
信用借款:					
人民币	4.65‰	20,000,000.00	20,000,000.00	50,000,000.00	50,000,000.00
合计			291,474,378.56		503,988,350.00

期末余额中无逾期借款。

短期借款期末余额较期初大幅减少42.17%，原因系本期偿还借款所致。

15、应付账款

本公司无三年以上的大额应付账款。应付账款本期期末余额中无应付持本公司5%以上表决权资本的股东款项，应付其他关联单位款项详见附注七.3。

应付账款期末余额较期初大幅减少38.38%，原因系本期偿还工程款所致。

16、预收账款

账龄	2005.12.31		2004.12.31	
	金额	比例 %	金额	比例 %
1年以内	194,053,345.11	64.20	82,945,538.39	48.44
1-2年 *	68,720,773.33	22.74	2,111,358.00	1.23
2-3年	--	--	7,022,207.14	4.10
3年以上	39,485,553.00	13.06	79,147,268.30	46.23
合计	302,259,671.44	100.00	171,226,371.83	100.00

预收账款期末余额较期初大幅增加76.53%，原因系本期预售楼款增加所致。

超过一年以上的大额预收账款结存的主要原因在于预售的楼宇尚未办妥验收交接手续，预收账款未能结转收入。

本期主要预收房款:

项目名称	期初余额	期末余额	预计竣工时间	预售比例
怡泰中心	72,970,092.40	35,936,349.00	已竣工	8.47%
泥岗星湖花园二期	6,134,122.92	4,741,629.92	已竣工	--
泥岗星湖花园三期	--	34,778,428.00	已竣工	14.06%
碧桐海苑	--	74,136,563.60	已竣工	28.82%
翠沁阁	1,969,741.00	--	已竣工	--
汕头金叶岛国际花园第五期	--	42,354,630.60	2006年2月	--
国兴大厦项目 *	68,720,773.33	68,720,773.33		--
小计	149,794,729.65	260,668,374.45		

* 国兴大厦项目款68,720,773.33元，详见附注八(一)1。

17、应交税金

税种	2005.12.31	2004.12.31
增值税	(1,523,026.08)	(1,578,078.08)
营业税金及附加	4,884,100.58	4,135,324.64
企业所得税	372,817.62	(2,071,170.57)
个人所得税	888,659.16	136,761.69
房产税	2,954,978.95	1,897,657.40
土地增值税	718,106.77	--
其他	--	18,054.59
合计	8,295,637.00	2,538,549.67

18、其他应付款

大额其他应付款如下：

债权人	金额	账龄	款项性质或内容	未偿还原因	期后是否偿还
沈阳春天百货有限公司服饰礼品工艺品商场	60,000,000.00	一年以内	沈阳项目转让款		否
业主及租户押金往来金等	34,656,572.24	历年形成	押金及往来款	未结算	否
深圳市投资控股有限公司	10,000,000.00	三年以上	国有股配股准备金	*1	否

*1 应付持本公司 5% 以上表决权资本的股东款项。

应付其他关联单位款项详见附注七.3。

19、预提费用

项目	2005.12.31	2004.12.31
诉讼及仲裁损失	5,807,533.26	13,471,221.89
工程配套款	84,771,724.57	24,102,456.67
利息	2,050,000.00	1,820,000.00
其他	1,381,384.75	2,028,538.14
合计	94,010,642.58	41,422,216.70

本期预提费用余额较上期增加 126.96%，主要系由于本期计提了碧桐海苑项目工程款及星湖花园三期项目工程款。

20、一年内到期的长期负债

项目	2005.12.31	2004.12.31
一年内到期的长期借款	26,500,000.00	22,000,000.00

一年内到期的长期借款明细如下：

借款单位	借款类别	月利率	币种	原币	折人民币
工商银行汕樟支行 *	抵押	5.2613‰	人民币	1,500,000.00	1,500,000.00
广发行汕头分行 *	抵押	5.2813‰	人民币	15,000,000.00	15,000,000.00
中国建设银行深圳市分行	抵押	5.280‰	人民币	10,000,000.00	10,000,000.00
合计				26,500,000.00	26,500,000.00

* 已于期后偿还。

21、长期借款

借款条件及币种	月利率	借款期限	2005.12.31		2004.12.31	
			原币	折人民币	原币	折人民币
抵押借款:						
人民币			--	--	7,000,000.00	7,000,000.00
人民币	4.575‰	2004.9.30-2007.9.29	70,000,000.00	70,000,000.00	70,000,000.00	70,000,000.00
人民币	4.8‰	2004.12.24-2007.12.23	40,000,000.00	40,000,000.00	40,000,000.00	40,000,000.00
人民币			--	--	50,000,000.00	50,000,000.00
合计				110,000,000.00		167,000,000.00

本期长期借款余额较上期减少 34.13%，主要系本期偿还长期借款所致。

22、长期应付款

项目	币种	原币	折人民币
AutoncourtCo.,Ltd	港币	8,122,500.00	8,469,330.75
HeykarInvestmentLtd	港币	4,021,250.00	4,192,957.38
物业管理维修基金	人民币	7,996,736.83	7,996,736.83
合计			20,659,024.96

23、股本

项目	期初余额	本期增(减)变动						期末余额
		增发	配股	送股	公积金转股	其他	小计	
一、尚未流通股份								
发起人股份	743,820,000.00	--	--	--	--	--	--	743,820,000.00
其中:								
国家股 *	743,820,000.00	--	--	--	--	--	--	743,820,000.00
尚未流通股份合计	743,820,000.00	--	--	--	--	--	--	743,820,000.00
二、已流通股份								
境内上市的人民币普通股	147,840,000.00	--	--	--	--	--	--	147,840,000.00
境内上市的外资股	120,000,000.00	--	--	--	--	--	--	120,000,000.00
已流通股份合计	267,840,000.00	--	--	--	--	--	--	267,840,000.00
三、股份总数	1,011,660,000.00	--	--	--	--	--	--	1,011,660,000.00

* 本公司的控股股东股权划转变更情况，本期内已获得政府有关部门审批，并于期后在中国证券登记结算有限责任公司深圳分公司办理过户手续，详见附注一。

本期内，本公司已进入股权分置改革程序，并于期后实施，详见附注一。

24、资本公积

项目	期初余额	本期增加	本期减少	期末余额
股本溢价	557,433,036.93	--	--	557,433,036.93
资产评估增值	293,136,904.90	--	--	293,136,904.90
债务重组收益	10,870,200.00	--	--	10,870,200.00
股权投资准备	1,475,482.87	--	--	1,475,482.87
其他 *	93,742,251.23	21,586,982.17	--	115,329,233.40
合计	956,657,875.93	21,586,982.17	--	978,244,858.10

* 本期增加系因关联交易所得所致，详见附注七、2 所述。

25、盈余公积

项目	期初余额	本期增加	本期减少	期末余额
法定盈余公积	3,316,260.76	--	--	3,316,260.76
任意盈余公积	--	--	--	--
小计	3,316,260.76	--	--	3,316,260.76
法定公益金	115,594,426.18	--	--	115,594,426.18
合计	118,910,686.94	--	--	118,910,686.94

26、未分配利润

	2005.12.31	2004.12.31
净利润	12,100,200.79	(142,307,752.60)
加：期初未分配利润	(1,053,814,164.31)	(911,506,411.71)
减：提取法定盈余公积	--	--
提取公益金	--	--
提取任意盈余公积金	--	--
分配股利	--	--
期末余额	(1,041,713,963.52)	(1,053,814,164.31)

27、主营业务收入及成本

分行业信息：

行业	营业收入		营业成本		营业毛利	
	2005年	2004年	2005年	2004年	2005年	2004年
房地产开发	531,061,153.71	176,341,059.29	451,687,250.23	176,285,784.03	79,373,903.48	55,275.26
房屋租赁收入	55,377,640.94	67,322,238.83	27,312,385.67	30,469,558.85	28,065,255.27	36,852,679.98
建筑施工安装	98,446,923.89	109,940,750.27	92,404,217.83	101,182,331.06	6,042,706.06	8,758,419.21
物业管理	64,047,096.58	70,066,379.04	57,260,870.63	63,191,717.53	6,786,225.95	6,874,661.51
旅游酒店饮食服务	25,577,582.81	15,471,212.90	14,966,455.12	10,501,266.87	10,611,127.69	4,969,946.03
商品流通	92,151,416.61	139,932,079.13	91,170,799.58	148,091,683.36	980,617.03	(8,159,604.23)
其他	7,320,366.38	6,456,019.90	980,709.33	2,298,326.54	6,339,657.05	4,157,693.36
内部抵销	(21,840,982.71)	(14,988,004.16)	(7,374,075.12)	(10,900,191.02)	(14,466,907.59)	(4,087,813.14)
合计	852,141,198.21	570,541,735.20	728,408,613.27	521,120,477.22	123,732,584.94	49,421,257.98

分地域信息：

项目	营业收入		营业成本		营业毛利	
	2005年	2004年	2005年	2004年	2005年	2004年
境内	848,778,358.29	581,282,241.42	717,283,119.12	528,238,396.87	131,495,239.17	53,043,844.55
境外	25,203,822.63	4,247,497.94	18,499,569.27	3,782,271.37	6,704,253.36	465,226.57
内部抵销	(21,840,982.71)	(14,988,004.16)	(7,374,075.12)	(10,900,191.02)	(14,466,907.59)	(4,087,813.14)
合计	852,141,198.21	570,541,735.20	728,408,613.27	521,120,477.22	123,732,584.94	49,421,257.98

本期收入前五位客户销售额合计253,589,321.61元，占全部收入的29.76%。

28、其他业务利润

项目	其他业务收入		其他业务支出		其他业务税金		其他业务利润	
	2005年	2004年	2005年	2004年	2005年	2004年	2005年	2004年
房租及水电管理费	5,309,862.84	3,364,704.75	4,199,245.60	3,398,122.13	509,132.51	69,211.07	601,484.73	(102,628.45)
其他	173,109.69	1,102,707.37	110,115.52	--	--	1,855.53	62,994.17	1,100,851.84
合计	5,482,972.53	4,467,412.12	4,309,361.12	3,398,122.13	509,132.51	71,066.60	664,478.90	998,223.39

29、管理费用

本期管理费用较上期减少38.42%，主要系本期销售怡泰大厦，转销以前年度计提的存货跌价准备56,020,203.06元。

30、财务费用

项目	2005年	2004年
利息支出	32,310,316.47	31,867,414.61
减：利息收入	3,162,400.48	7,084,440.16
汇兑损失	9,639,857.28	337,318.07
减：汇兑收益	3,379,743.97	785,496.14
其他	962,079.65	172,414.43
合计	36,370,108.95	24,507,210.81

本期财务费用较上期增加48.41%，主要原因系本期汇率变动导致汇兑损失大幅增加所致。

31、投资收益

项目	2005年	2004年
股票投资收益	69,753.49	58,084.29
联营或合营企业分配来的利润	1,660,097.38	1,068,628.88
年末调整的被投资公司权益净增减的金额	(1,278,060.58)	(13,583,346.89)
股权投资差额摊销	(1,397,348.64)	(1,397,348.64)
股权、债权投资处置收益 *1、2、3	46,507,481.54	3,100,744.01
计提长期投资减值准备 *4	(3,069,704.88)	--
其他投资收益	4,044,175.16	--
合计	46,536,393.47	(10,753,238.35)

*1、2、3股权、债权投资处置收益明细如下：

项目	2005年
哈尔滨建峰科技发展公司 *1	36,064,379.66
吉林制药股份有限公司 *2	10,937,000.00
深圳竹园企业有限公司 *3	(493,898.12)
合计	46,507,481.54

*1系上年度未结诉讼事项，本年度已执行完毕。经黑龙江省高级人民法院“(2003)黑高商初字第10号”民事调解书调解：解除相关合同，合作中的债务由本公司与哈尔滨工业大学按投资比例分担，哈尔滨工业大学给付本公司投资款人民币7741万元。2005年6月27日，本公司与哈尔滨工业大学共同确认合作中的债务由本公司分担129.5万元。本公司本期内已收到返还投资款，扣除相关律师费、诉讼费及本公司原账面长期投资和债权价值后确认投资收益36,064,379.66元。

*2系上年度未结诉讼事项，本年度已执行。2005年3月16日，经深圳市中级人民法院“(2005)深中法民二初字第74号”民事调解书调解：本公司将所持吉林制药股份有限公司股权过户至吉林省明日实业有限公司名下。经2005年5月16日深圳市中级人民法院“(2005)深中法执字第553号”执行令及2005年5月30日深圳市中级人民法院“(2005)深中法执字第25-553号”裁定书，将本公司所持上述股权过户至吉林省明日实业有限公司名下。本公司据此确认股权转让实现，将原收到的股权转让款27,762,000.00元扣除长期投资账面价值16,825,000.00元后确认投资收益10,937,000.00元。

*3 经2004年12月15日深圳市投资控股有限公司(本公司之母公司)"深投控专纪[2004]4号会议纪要"，及2005年4月18日本公司(含本公司之全资子公司新峰企业有限公司)与深圳市投资控股有限公司及其指定受让方深业投资有限公司签定的《协议书》和《权益转让合同》，本公司将持有的深圳竹园企业有限公司的全部投资权益及所有其他往来权益以总价8,000万元转让给深圳市投资控股有限公司及其指定受让方深业投资有限公司，转让价款扣除原深圳市商贸投资控股公司(原受让方，现已并入深圳市投资控股有限公司)支付给本公司的首期转让款2,000万元后的6,000万元，从本公司应付未付深圳市投资控股有限公司的应付股利中抵扣。因上述一系列转让权益的约定及实施，本公司确认权益转让实现，将本公司长期投资、债权债务及"在建工程—竹园公寓"等账面价值一并结转，确认投资损失493,898.12元。至此，本公司原与深圳竹园企业有限公司及其原控股股东深圳市巨邦企业总公司的一切诉讼纠纷解除。

*4 系对本期不再纳入合并报表范围的子公司 -- 沈阳同新房产开发有限公司的本期亏损额相应计提的长期债权投资减值准备。

32、补贴收入

项目	2005年	2004年
开拓国际市场补贴	--	30,000.00

33、营业外收入

项目	2005年	2004年
赔偿收入	--	471,574.20
违约金收入	13,024.37	6,133.77
出售废旧物资	148,312.67	--
罚款收入	44,250.00	38,206.06
处置固定资产净收益	76,768.54	48,300.00
其他	291,576.25	269,238.89
合计	573,931.83	833,452.92

34、营业外支出

项目	2005年	2004年
违约金及罚款支出	197,933.89	3,317,727.97
诉讼仲裁赔偿损失	1,164,150.94	13,966,176.24
处置固定资产净损失	1,385,716.78	20,715.66
捐赠支出	69,000.00	20,000.00
其他	81,473.49	395,940.97
合计	2,898,275.10	17,720,560.84

本期营业外支出较上期减少83.64%，主要原因系本期诉讼仲裁赔偿损失较上期大幅减少所致。

35、收到的其他与经营活动有关的现金

项目	2005年
非合并公司往来款	14,759,675.05
外部公司往来	2,817,139.95
其他往来	12,834,835.65
押金	12,419,114.13
代收水电费	3,402,094.53
维修基金	3,382,438.65
利息收入	3,162,400.48
其他	11,434,002.05
合计	64,211,700.49

36、支付的其他与经营活动有关的现金

项目	2005 年
非合并公司往来款	15,521,380.53
外部公司往来	5,000,000.00
广告费	6,050,124.49
保证金及押金	15,764,686.57
律师费	8,877,760.05
其他货币资金增加额	6,907,246.04
业务招待费	5,797,702.18
差旅费	4,674,676.30
其他费用	28,076,154.26
其他往来款	9,185,023.71
合计	105,854,754.13

37、现金和现金等价物调节表

项目	2005.12.31	2004.12.31
货币资金余额(附注五.1)	310,856,949.28	197,620,770.19
减：其他货币资金 *	77,549,164.24	70,641,918.20
本期未合并报表公司期初数	--	--
现金及现金等价物	233,307,785.04	126,978,851.99

* 其他货币资金如会计报表附注五、1 所述。

六、母公司财务报表主要项目附注

1、应收账款

账龄	2005.12.31			2004.12.31		
	金额	比例 %	坏账准备	金额	比例 %	坏账准备
1 年以内	19,691,115.01	77.29	146,911.13	26,954,286.45	100	1,444,774.66
1-2 年	5,785,000.24	22.71	1,220,408.77	--	--	--
合计	25,476,115.25	100.00	1,367,319.90	26,954,286.45	100	1,444,774.66

2、其他应收款

账龄	2005.12.31			2004.12.31		
	金额	比例 %	坏账准备	金额	比例 %	坏账准备
1 年以内	125,726,839.69	8.05	1,270,000.00	286,765,514.35	16.98	77,444,611.98
1-2 年	277,849,366.44	17.80	108,466,412.34	37,211,084.74	2.20	5,988,156.37
2-3 年	24,885,387.82	1.59	3,450,231.03	27,845,300.08	1.65	8,478,734.16
3 年以上	1,132,807,413.07	72.56	836,015,055.19	1,336,737,468.85	79.17	825,978,750.14
合计	1,561,269,007.02	100.00	949,201,698.56	1,688,559,368.02	100.00	917,890,252.65

3、存货

项目	2005.12.31		2004.12.31	
	金额	跌价准备	金额	跌价准备
开发成本	3,765,823.00	--	736,912,415.53	282,028,246.00
开发产品	625,422,094.49	202,130,958.07	98,501,178.85	10,742,017.63
出租开发产品	533,333,971.12	30,115,000.00	608,717,676.05	30,115,000.00
合计	1,162,521,888.61	232,245,958.07	1,444,131,270.43	322,885,263.63

4、长期投资

项目	期初余额	本期增加	本期减少	期末余额
长期股权投资 *	357,761,092.11	509,810.23	65,611,499.47	292,659,402.87
其中：对子公司投资	184,272,419.31	(14,340,887.40)	--	169,931,531.91
对合营公司投资	70,873,246.64	15,112,000.00	47,152,531.55	38,832,715.09
对联营公司投资	12,286,943.62	(261,302.37)	--	12,025,641.25
对其他股权投资	90,328,482.54	--	18,458,967.92	71,869,514.62
长期债权投资	--	--	--	--
其中：国债投资	--	--	--	--
合计	357,761,092.11	509,810.23	65,611,499.47	292,659,402.87
减：长期投资减值准备 **	111,162,035.71			92,269,987.72
长期投资净额	246,599,056.40			200,389,415.15

* 长期股权投资

A.股票投资

被投资单位名称	股份类别	股票数量	投资比例	初始投资成本	期末余额	期末市价
吉林制药股份有限公司	法人股	18,507,500.00	13.64%	16,825,000.00	--	*1

1 详见附注五、31*2 所述。

B.其他股权投资

公司名称	投资期限	初始投资金额	本期权益调整	累计权益增(减)	期末余额	直接投资比例	间接投资比例	减值准备
深圳经济特区房地产(集团)广州房地产有限公司	1993.9-	20,000,000.00	232,799.23	794,512.41	20,794,512.41	100%	--	--
深圳市物业管理有限公司	1986.12-2016.12	6,887,500.00	(10,689,903.57)	10,983,583.29	17,871,083.29	95%	5%	--
深圳市深房保税贸易有限公司	1994.5-2014.5	4,750,000.00	-	(4,750,000.00)	-	95%	5%	
深圳市深房投资有限公司	1997.9-2027.9	9,000,000.00	105.97	(1,057,783.22)	7,942,216.78	90%	10%	
深圳市竹园通小汽车出租有限公司	1996.10-2006.10	11,809,500.00	726,993.27	777,809.63	12,587,309.63	100%	--	
深圳圳通工程有限公司	1981.11-2011.10	4,600,000.00	(3,170,574.78)	1,271,653.44	5,871,653.44	73%	27%	
深圳海燕大酒店有限公司	1993.10-2013.10	20,430,000.00	94,773.41	8,531,918.18	28,961,918.18	68.10%	31.90%	
深圳市华展建设监理有限公司	1994.11-2009.11	6,000,000.00	100,799.24	(743,598.86)	5,256,401.14	75%	--	
新峰企业有限公司	1987.2-	556,500.00	-	(556,500.00)	-	100%	--	
新峰置业有限公司	1992.5-	902,000.00	-	(902,000.00)	-	82%	--	
美国长城地产有限公司	1988.4-	1,435,802.00	-	(1,435,802.00)	-	70%	--	
启禄有限公司	1993.4-	214,000.00	-	(1,720.00)	212,280.00	20%	80%	
北京新峰房地产开发经营有限公司	1994.5-	55,483,888.90	-	(55,483,888.90)	-	75%	25%	
深圳市深房百货有限公司	1998.6-2008.6	9,500,000.00	-	(9,500,000.00)	-	95%	5%	
深圳市深房集团宝安开发有限公司	1993.5-2013.5	19,000,000.00	(543,477.92)	1,589,522.77	20,589,522.77	95%	5%	
深圳深房停车场有限公司	1995.4-2015.4	29,750,000.00	13,774.00	148,267.35	29,898,267.35	70%	30%	
深圳市数码港投资有限公司	2000.5-2010.5	14,000,000.00	(1,106,176.25)	(5,828,916.88)	8,171,083.12	70%	--	
深圳市房地产综合服务公司	1983-1994.8	5,958,305.26	-	(4,917,554.18)	1,040,751.08	100%	--	1,040,751.08
深圳市深房实业发展公司		4,500,000.00	-	(1,945,470.91)	2,554,529.09	100%	--	2,554,529.09
深圳市特发房产建筑装修公司		6,542,164.49	-	1,637,839.14	8,180,003.63	100%	--	8,180,003.63
深圳市联华企业有限公司	1983.10-2013.10	10,000,000.00	-	(10,000,000.00)	-	100%	--	
深圳市深房集团龙岗开发有限公司	1993.5-	30,000,000.00	-	(30,000,000.00)	-	100%	--	
北京深房物业管理有限责任公司	1997.8-2012.8	500,000.00	-	(500,000.00)	-	100%	--	
澳洲柏克顿有限公司	1988.6-	906,630.00	-	(906,630.00)	-	60%	--	
百立有限公司	1987.9-	201,100.00	-	(201,100.00)	-	100%	--	
加拿大长城(温哥华)有限公司	1988-2000.12	4,526.25	-	(4,526.25)	-	75%	--	
深圳市深房建筑装饰材料公司	1989.7-	2,680,000.00	-	(2,680,000.00)	-	100%	--	
深圳竹园企业有限公司	1992.8-2022.8	36,179,040.40	(47,152,531.55)	(36,179,040.40)	-	合作		
深圳市沙头角南天商场	1986.7-2006.5	2,500,000.00	-	350,618.06	2,850,618.06	50%	--	
深圳润华汽车贸易公司	1992.4-	2,000,000.00	-	(554,574.44)	1,445,425.56	50%	--	1,445,425.56
罗浮山矿泉水饮料公司	1991.6-	9,969,206.09	-	-	9,969,206.09	合作	--	9,969,206.09
峰开杏花宾馆	1990-2016	9,455,465.38	-	-	9,455,465.38	合作	--	9,455,465.38
广东桂峰水泥有限公司	2005.12-2035.12	15,112,000.00	-	-	15,112,000.00	50%	--	
深圳八方通铁路公司	1995.1-2025.1	10,500,000.00	-	-	10,500,000.00	35%	--	
深圳市新峰地产顾问有限公司	1993.3-2013.3	4,883,000.00	(397,523.76)	(4,883,000.00)	-	30%	--	
深圳市荣华机电工程有限公司	1990.10-2010.10	4,975,954.97	136,221.39	(3,450,313.72)	1,525,641.25	25%	--	1,076,954.64
汕头新峰大厦	1992.7	69,914,657.83	(236,619.28)	(946,478.12)	68,968,179.71	--	--	58,547,652.25
合计		441,101,241.57	(61,991,340.60)	(151,343,173.61)	289,758,067.96			92,269,987.72

C.股权投资差额

被投资单位名称	初始金额	形成原因	摊销期限	摊销方法	本期摊销金额	期末余额
新峰置业有限公司	13,973,496.34	溢价收购	10年	直线法	1,397,348.64	2,901,334.91

** 长期投资减值准备

项目	期初余额	本期增加	本期减少	期末余额
长期股权投资	111,162,035.71	--	18,892,047.99	92,269,987.72
其中：对子公司投资	11,775,283.80	--	--	11,775,283.80
对合营公司投资	39,762,145.02	--	18,892,047.99	20,870,097.03
对联营公司投资	1,076,954.64	--	--	1,076,954.64
其他股权投资	58,547,652.25	--	--	58,547,652.25
合计	111,162,035.71	--	18,892,047.99	92,269,987.72

5、主营业务收入与成本

业务	主营业务收入		主营业务成本		主营业务毛利	
	2005年	2004年	2005年	2004年	2005年	2004年
房地产开发	491,471,315.68	129,577,445.33	419,843,778.75	144,945,634.48	71,627,536.93	(15,368,189.15)
房屋租赁	42,338,240.07	44,429,005.77	24,473,244.37	22,354,642.87	17,864,995.70	22,074,362.90
停车费	983,764.60	1,326,206.30	401,580.93	401,580.93	582,183.67	924,625.37
合计	534,793,320.35	175,332,657.40	444,718,604.05	167,701,858.28	90,074,716.30	7,630,799.12

本期主营业务收入较上期大幅增加205.02%，主营业务成本较上期大幅增加165.18%，原因系本期房地产销售大幅增加所致。

6、管理费用

本期管理费用较上期减少92.48%，主要系本期销售怡泰大厦，转销以前年度计提的存货跌价准备56,020,203.06元。

7、投资收益

项目	2005年	2004年
年末调整的被投资公司权益净增减的金额(纳入合并范围)	(321,022.10)	(13,825,944.24)
年末调整的被投资公司权益净增减的金额(未纳入合并范围)	(1,278,060.58)	(13,083,346.99)
股权投资差额摊销	(1,397,348.64)	(1,397,348.64)
股权投资处置收益	10,443,101.88	6,820,000.00
其他投资收益	3,354,193.23	--
合计	10,800,863.79	(21,486,639.87)

8、现金和现金等价物调节表

项目	2005年	2004年
货币资金余额	232,112,611.55	103,650,574.14
减：其他货币资金	60,143,936.25	54,339,307.27
现金及现金等价物	171,968,675.30	49,311,266.87

七、关联方关系及其交易

1、关联方关系

存在控制关系的关联方

本公司除如附注四.1 及附注四.2 所述以外，尚有下列存在控制关系的关联方：

关联方名称	经济性质或类型	法定代表人	注册地址	与本公司关系	主营业务
深圳市投资控股有限公司 *1	有限责任公司(国有独资)	陈洪博	深圳	母公司	*2

*1 详见附注五.23。

*2 为市属国有企业提供担保；对市国资委直接监管企业之外的国有股权进行管理；对所属企业进行资产重组、改制和资本运作；投资；市国姿委授权的其他业务。

存在控制关系的关联方的注册资本及其变化

关联方名称	年初数	本年增加数	本年减少数	年末数
深圳市投资控股有限公司	400,000 万元	--	--	400,000 万元

其他存在控制关系的关联方的注册资本及其变化如附注四.1 及附注四.2 所述，本期无变化。

存在控制关系的关联方所持股份或权益及其变化

本公司所持存在控制关系的关联方股份或权益及其变化如附注四.1 及附注四.2 所述，本期无变化。

控制本公司之关联方所持股份或权益及其变化如附注五.23 所述。

不存在控制关系的关联方关系的性质

关联方名称	与本企业的关系
深圳竹园企业有限公司	原合营公司
深圳润华汽车贸易公司	合营公司
罗浮山矿泉水饮料公司	合营公司
昆山调峰电力有限公司	合营公司
江门新江房地产有限公司	合营公司
西安新峰物业商贸有限公司	合营公司
广东桂峰水泥有限公司	合营公司
深圳八方通铁路公司	联营公司
云南鲲鹏航空服务有限公司	联营公司
深圳市新峰地产顾问有限公司	联营公司
深圳市荣华机电工程有限公司	联营公司
深圳建设集团财务有限责任公司	同一最终控股股东

2、交易

销售商品

关联方名称	本年数		上年数	
	金额	占年度产品销售收入百分比	金额	占年度产品销售收入百分比
深圳市投资控股有限公司	118,760,002.00	13.94%	--	--

本公司本年度将怡泰大厦裙楼1-5层商业房产面积11,931.54平方米及怡泰大厦B座9-11层48套商品房产2,812.05平方米，作价人民币118,760,002.00元出售给深圳市投资控股有限公司。售楼款直接抵付了本公司欠深圳市投资控股有限公司的分红款。此次关联交易对净利润未产生影响，但增加了 21,586,982.17 元的资本公积。

定价政策：根据标的物年限、建筑成本等因素，参考市场价格协商确定。

接受工程施工

关联方名称	本年数		上年数	
	金额	占年度开发成本增加百分比	金额	占年度开发成本增加百分比
深圳市荣华机电工程有限公司	566,061.02	0.39%	662,343.00	0.33%

定价政策：工程招标定价。
向关联方借款

项目	本年数	上年数
深圳建设集团财务有限责任公司	80,000,000.00	100,000,000.00

因上述借款而支付借款利息

项目	本年数	上年数
深圳建设集团财务有限责任公司	6,866,882.50	5,930,000.00

利率：根据双方签订的借款协议，利率为月利率6.3‰。
接受担保

项目	本年数	上年数
深圳市投资控股有限公司	80,000,000.00	100,000,000.00

因上述接受担保而支付担保费

项目	本年数	上年数
深圳市投资控股有限公司	720,000.00	--

3、关联方应收应付款项

项目	关联方名称	年末余额		占全部应收(付)款项余额的比重	
		2005.12.31	2004.12.31	2005.12.31	2004.12.31
其他应收款	罗浮山矿泉水饮料公司	10,465,168.81	10,465,168.81	2.35%	2.17%
	深圳润华汽车贸易公司	3,072,764.42	3,072,764.42	0.69%	0.64%
	广东省封开县联峰水泥厂制造公司	--	7,213,716.27	--	1.50%
	西安新峰物业商贸有限公司	--	17,607,407.20	--	3.66%
	深圳市联华企业公司	20,527,721.00	20,518,031.23	4.60%	4.26%
	加拿大长城(温哥华)有限公司	89,035,748.07	89,035,748.07	19.95%	18.50%
	澳洲柏克顿有限公司	12,559,290.58	12,559,290.58	2.81%	2.61%
	深圳市深房百货有限公司	139,693.51	--	0.03%	--
	沈阳同新房产开发有限公司 *1	943,790.76	--	0.21%	--
	深圳市房地产综合服务公司	927,136.22	927,136.22	0.21%	0.19%
	深圳市深房建筑装饰材料公司	8,327,180.71	8,327,180.71	1.87%	1.73%
	昆山调峰电力有限公司	--	5,302,799.20	--	1.10%
	深圳市荣华机电工程有限公司	475,223.46	475,223.46	0.11%	0.10%
	深圳市竹园企业有限公司	--	11,110,940.70	--	2.31%
	深圳市深房集团龙岗开发有限公司	44,574,775.84	44,398,486.86	9.99%	9.23%
	深圳八方通铁路公司	175,000.00	--	0.04%	--
应收账款	深圳市新峰地产顾问有限公司	3,499,022.78	4,612,283.15	6.94%	8.30%
其他应付款	深圳市特发房产建筑装修公司	1,028,012.16	1,028,012.16	0.33%	0.33%
	深圳市深房百货有限公司	--	10,450,191.37	--	3.39%
	深圳深房停车场公司有限公司	42,223,212.82	42,223,212.82	13.36%	13.70%
	深圳市深房集团宝安开发有限公司	13,045,114.33	11,968,129.93	4.13%	3.88%
	深圳市数码港投资有限公司	5,600,000.00	5,600,000.00	1.77%	1.82%
	深圳市竹园企业有限公司	--	30,618,421.30	--	9.94%
	深圳市投资控股有限公司	10,000,000.00	49,907,040.00	3.16%	16.20%
	深圳市新峰地产顾问有限公司	228,760.69	1,118,804.69	0.07%	0.36%
应付股利	深圳市投资控股有限公司	--	138,764,000.00	--	100%
短期借款	深圳建设集团财务有限责任公司	80,000,000.00	100,000,000.00	27.45%	19.84%

*1 期末未纳入合并而增加数

八、或有事项

(一)未结诉讼、仲裁

1、国兴大厦诉讼案:

1997年3月21日，本公司与保兴房地产开发(深圳)有限公司(以下简称保兴公司)签订一份《国兴大厦股权转让合同书》，根据合同规定，本公司将所持有的国兴大厦项目68%的权益以人民币14,500万元价款转让给保兴公司，且原本公司欠付工程款1,500万元亦由保兴公司承担。保兴公司支付4,500万元后，尚欠10,000万元权益转让款及1,500万元工程款未支付给本公司，但相关房产产权已登记至保兴公司名下，本公司遂因此提起法律诉讼。经广东省高级人民法院“(2001)粤高法经一初字第7号”民事判决书于2002年9月28日判决：保兴公司须支付尚欠本公司的转让款98,948,060.00元人民币及利息。2003年，此案经二审审理判决维持原判。2004年，本公司已执行回部分款项。本年度内，经广东省高级人民法院于2005年7月7日作出“(2005)粤高法执指字第35号”指定执行决定书，指定由广东省汕尾市城区人民法院负责该案件的执行。唯因查不到被执行人可供执行的财产，本年度内未能执行回款项，依据谨慎性原则，本公司对上述交易未确认收入、成本，并将在其他应收款核算的该房款166,109,047.00元，扣除原已计提的坏账准备69,907,107.00元及在预收账款核算的已收款68,720,773.33元后的余额27,481,166.67元全额计提坏账准备。

2、西安项目诉讼案:

西安新峰物业商贸有限公司(以下简称西安新峰公司)是本公司之全资子公司香港新峰企业有限公司在西安成立的中外合资企业，其中香港新峰企业有限公司以现金出资占股84%，西安市商贸委直属企业西安商贸大厦以土地使用权出资占股16%，主营业务是房地产开发，开发项目为西安商贸大厦。该项目于1995年11月28日开工，由于合作双方在项目经营方针上发生严重分歧，迫使项目在1996年停工，1997年西安市政府决定将西安新峰公司投资项目收回，调整给西安市商贸委下属企业——西安商贸旅游有限责任公司(以下简称商贸旅游公司)。但双方对于投资补偿款发生诉讼，2001年12月19日经陕西省高级人民法院“(2000)陕经一初字第25号”判决书判决：1、商贸旅游公司于判决生效后一个月向西安新峰公司支付补偿款3662万元及其利息，逾期履行时，加倍支付迟延履行期间的债务利息；2、西安市商贸委对上述补偿款的利息承担连带责任。本年度，本公司已执行收回11,500,000.00元。2005年5月30日，陕西省高级人民法院下发“(2002)陕执民债字第007号”《债权凭证》，确认上述两被执行人尚欠西安新峰公司的未受偿债权余额本金2,154万元及利息。现本公司尚在与西安市人民政府协商解决方案。截止2005年12月31日，本公司账面对西安新峰公司债权余额为17,118,949.62元，长期股权投资余额25,024,800.00元，本公司已计提长期投资减值准备21,438,691.59元。

3、汕头新峰大厦诉讼案:

本公司之汕头分公司(以下简称“汕头分公司”)于1993年6月23日，与汕头经济特区松山厂房开发有限公司(以下简称“松山公司”)签订了《合资开发兴建新峰大厦项目合同书》，1996年5月8日，本公司又与松山公司签订了《关于合资开发新峰大厦项目合同书有关事项实施协议》作为补充协议。此后，该项目因故一直未实际开发，2000年1月20日，本公司与松山公司达成协议，在该项目用地上建设了一个临时肉菜市场，并经营至今。2004年8月16日，松山公司向汕头市中级人民法院起诉汕头分公司，请求：一、解除上述相关合同；二、汕头分公司赔偿其经济损失约751万元；三、汕头分公司将新峰大厦项目及临时肉菜市场的全部政府批准证照及管理权移交给其。汕头分公司于2004年10月15日向汕头市中级人民法院反诉松山公司，请求：一、确认相关合同和协议不具有法律效力；二、判令松山公司返还港币41,774,110.00元、人民币100万元及相应利息。2005年11月15日，经汕头市中级人民法院“(2004)汕中法民一初字第24号”民事调解书调解：各方当事人于2005年11月14日签定了一揽子解决纠纷的调解协议，法院予以确认，该协议具有法律效力。该协议目前已在履行中。截止2005年12月31日，本公司账面该项长期投资余额68,968,179.71元，已计提减值准备58,547,652.25元。

4、沈阳项目诉讼案:

沈阳同新房产开发有限公司(以下简称沈阳同新公司)是本公司之全资子公司香港新峰企业有限公司(以下简称“新峰公司”)在沈阳成立的控股子公司，主营业务是房地产开发，开发项目为沈阳新峰商业广场。2005年1月5日，本公司与新峰公司、沈阳同新公司签定《债权债务确认及还款协议书》：新峰公司确认对本公司的该项目借款本金人民币87,181,320.88元，并承诺在2005年1月30日前偿还本公司该借款；沈阳同新公司对该借款债务承担连带清偿担保责任，担保责任限额为其向新峰公司的借款本金人民币59,026,688.18元及利息。由于新峰公司和沈阳同新公司未按期履行协议，本公司于2005年3月1日向深圳市中级人民法院提起诉讼。2005年5月10日，本公司与新峰公司和沈阳同新公司达成和解协议，继续确认了上述借款及连带责任的本金及利息；该调解协议已由深圳市中级人民法院“(2005)深中法民四初字第91号”民事调解书确认并具有法律效力。但由于该两被执行人未按调解协议履行义务，本公司于2005年6月21日向法院申请强制执行。2005年10月9日，经执行法院深圳市中级人民法院委托深圳市国众联资产评估房地产估价咨询有限公司对本案可供执行财产(新峰公司持有的沈阳同新公司93.1%股权)的价值进行评估，作为深圳市中级人民法院执行拍卖的依据。2005年11月23日，经深圳市中级人民法院“(2005)深中法执字第737号”民事裁定书裁定：拍卖新峰公司持有的沈阳同新公司93.1%股权，第一次拍卖底价为人民币65,640,630.61元(在竞买人竞得上述股权后，新峰公司将放弃其对沈阳同新公司的所有债权)；上述执行措施以人民币87,181,320.88元及利息、罚息、诉讼费、执行费等为限。2006年1月22日，该93.1%的股权由竞拍者以8,920万元人民币的价格竞得。现此案尚在执行之中。

(二)债务担保

项目	币别	金额(万元)
集团内相互担保	人民币	2,200
尚未结清之对业主楼宇按揭担保余额	人民币	20,142

九、抵押

抵押物	币别	抵押物帐面价值(万元)
定期存单	港币	1,500.00
定期存单	美元	290.00
存货	人民币	29,447.93
固定资产	人民币	5,928.05

上述资产已被用于抵押向银行贷款人民币 22,897.00 万元，港币 5,897.97 万元，美元 290.00 万元。

十、承诺事项

本公司无应披露的重要的承诺事项。

十一、期后事项

本公司的控股股东股权划转变更已于2006年2月15日在中国证券登记结算有限责任公司深圳分公司办理过户登记手续。

本公司的股权分置改革方案，已于期后经深圳市国有资产监督管理委员会“深国资委[2006]26 号文批准，并于 2006 年 1 月 23 日经本公司“A 股市场股权分置改革相关股东会议”表决通过，并于 2006 年 2 月 16 日实施。

十二、补充资料

财务报表差异调节表

	净利润(千元)	净资产(千元)
按国际会计准则	62,442	975,671
转回投资物业的折旧及摊销费用	(26,993)	(121,509)
短期投资市价的调整	(363)	(1,718)
上年费用确认的时间性差异	--	(522)
固定资产成本确认的差异	--	202,148
冲销购入子公司而导致的商誉	(1,397)	2,902
债务重组收益确认差异	(21,587)	--
其他	(2)	--
按<企业会计制度>	12,100	1,056,972

深圳经济特区房地产(集团)股份有限公司

净资产收益率和每股收益有关指标计算表

2005 年度

一、相关指标

报告期利润	净资产收益率%		每股收益(元/股)	
	全面摊薄	加权平均	全面摊薄	加权平均
主营业务利润	8.04%	8.43%	0.0840	0.0840
营业利润	-3.14%	-3.29%	(0.0328)	(0.0328)
净利润	1.14%	1.20%	0.0120	0.0120
扣除非经常性损益后的净利润	-3.83%	-4.02%	(0.0400)	(0.0400)

二、计算方法

(1)全面摊薄净资产收益率和每股收益的计算公式如下：

全面摊薄净资产收益率 = 报告期利润 ÷ 期末净资产

全面摊薄每股收益 = 报告期利润 ÷ 期末股份总数

(2)加权平均净资产收益率(ROE)的计算公式如下：

$$ROE=\frac{P}{E0+NP \div 2+Ei \times Mi \div M0-Ej \times Mj \div M0}$$

其中：P 为报告期利润；NP 为报告期净利润；E0 为期初净资产；Ei 为当期发行新股或债转股等新增净资产；Ej 为当期回购或现金分红等减少净资产；M0 为报告期月份数；Mi 为新增净资产下一月份至报告期期末的月份数；Mj 为自减少净资产下一月份至报告期期末的月份数。

(3)加权平均每股收益(EPS)的计算公式如下：

$$EPS=\frac{P}{S0+S1+Si \times Mi \div M0-Sj \times Mj \div M0}$$

其中：P 为报告期利润；S0 为期初股份总数；S1 为因公积金转增股本或股票股利分配等增加股份数；Si 为当期因发行新股或债转股等增加股份数；Sj 为当期因回购或缩股等减少股份数；M0 为报告期月份数；Mi 为自增加股份下一月份至报告期期末的月份数；Mj 为自减少股份下一月份至报告期期末的月份数。

(4)非经营性损益扣除项目包括处置股权债权损益46,507,481.54元、营业外收入573,931.83元、营业外支出2,898,275.10元存货跌价准备转回8,400,000元，合计52,583,138.27元。由于本公司需弥补以前年度亏损，无需缴纳所得税，故不存在非经常性损益所产生的所得税影响数。

第十一节 备查文件目录

1、载有法定代表人、主管会计工作负责人、会计机构负责人签名并盖章的会计报表。

2、载有会计师事务所盖章、注册会计师签名并盖章的审计报告原件。

3、报告期内在《中国证券报》、《大公报》上公开披露过的所有公司文件正本及公告的原稿。

深圳经济特区房地产(集团)股份有限公司

董事会

2006 年 4 月 25 日

Section XI. Documents Available for Reference

1. Accounting Statements carrying the signatures and seals of the Legal Representative, person in charge of accounting work, and person in charge of accounting sections;

2. Original of the Auditors' Report carrying the seal of the Certified Public Accountants, as well as the signatures and seals of the CPAs;

3. All originals of notifications and original copy of all the documents of the Company ever disclosed in China Securities Journal and Ta Kung Pao in the report period.

Board of Directors of

SHENZHEN SPECIAL ECONOMIC ZONE

REAL ESTATE & PROPERTIES (GROUP) CO., LTD.

Apr. 25, 2006

3) Shantou Branch should transfer to it all the licenses and management rights of the Fresh Peak Building and the temporary market authorized by the government. Subsequently, on October 15,2004, Shantou Branch took a counter-claim against Songshan Company to the Shantou Intermediate People's Court to claim that 1) the relative contracts and agreements have no legal effect and 2) Songshan Company should pay back the amount of HKD41,774,110.00, RMB1,000,000.00 and the interests bearing. In November 15 2005, adjust through the ShanTou intermediate people's court's paper of civil mediation: Shantou Branch signed a mediation agreement with Songshan Company in November 14 2005, the court confirm for agreement, thus forming lawful contract. The agreement is now being performs. Up to December 31 2005, RMB68, 968,179.71 was included in long term investment in the ledger and a provision of RMB58, 547,652.25 has been made in account.

(4) The subsidiary, HK Fresh Peak Holding limited company (called Fresh Peak below), entered into a equity control agreement with a third party to establish a equity controlled company-ShenYang Tongxin Real Estate Development Limited Company (called ShenYang TongXin below), its principal activities are the development and development of Xinfeng mall in ShenYang. January 5 2005, the company signed <confirm the creditor and debtor and repayment agreement> with Fresh peak, ShenYang TongXin. Our company RMB87, 181,320.88 of principal in a loan by the Fresh Peak to confirm and promises repayment before January 30 2005; The ShenYang TongXin to discharge a debt and an obligation, RMB59, 026,688.18 of principal and interest of Fresh Peak liabilities limitation. Due to agreement can't compliance with the period. In 2005 the company sued to Shenzhen intermediate people's court. The company manages to reconciliation agreement with Fresh Peak and ShenYang TongXin, continue the above confirmed to jointly liability of principal and interest; though ShenZhen intermediate people's court confirmed for adjust agreement and having the force of law. But due to unfulfilled of obligation by both parties, the company applies of forcible execution toward the court in June 21 2005. On October 9 2005, after carries out the court Shenzhen intermediate people's court to entrust Shenzhen country audiences to unite the property to appraise The Real State Estimate consultation Limited Company may supply to this case to carry out (Shenyang which the property Fresh Peak company has with ShenYany Tongxin company 93.1% stockholder's rights) the value carries on the appraisal, carries out the auction basis as Shenzhen intermediate people's court. On November 23, 2005, after Shenzhen intermediate people's court the civil written verdict to rule: Auctions Shenyang which the Fresh Peak company has with Tongxin company 93.1% stockholder's rights, the first auction base price (after competes for the RMB65,640,630.61 Yuan buys human to compete the above stockholder's rights, Fresh Peak company will give up it to Shenyang Tongxin company's all creditor's rights); Above carries out the measure by RMB87,181,320.88 Yuan , the interest, punishes the rest, the legal fee, the execution spends and so on to be limited to. On January 22 2006, this 93.1% stockholder's rights by compete patting to compete by RMB 89,200,000 Yuan . This case still carries out at present.

34. COMMITMENTS

At December 31, 2005, the Group also has outstanding capital commitments for property development projects as follows:

	2005 RMB'000	2004 RMB'000
Authorized but not contracted	21,739	361,190
Contracted for	40,739	65,000
	62,478	426,190

35. IMPACT OF IFRS AND OTHER ADJUSTMENTS ON NET PROFIT AND SHAREHOLDERS' EQUITY

	Net profit for the year RMB'000	Net assets RMB'000
As reported in the consolidated financial statements prepared in accordance with Accounting Standards for Enterprise Business in the PRC	12,100	1,056,972
Reversal of depreciation charges in respect of investment properties	26,993	121,509
Adjustment for market value of short-term investments	363	1,718
Expenses accrued in previous year	--	522
Difference in recognition of cost of fixed assets	--	(202,148)
Profit arising from troubled debt restructuring	21,587	--
Goodwill arising from acquisition of subsidiaries	1,397	(2,902)
Other	2	--
As reported in the consolidated financial statements prepared in accordance with IFRS	62,442	975,671

Both these balances are unsecured and non-interest bearing.

Directors' emoluments

There are ten directors in the Company. Four of the directors received emoluments totaling RMB891, 712 for the year ended December 31, 2005. Four directors did not receive any salary or other benefits from the Company.

32. CONTINGENT LIABILITIES

	2005 RMB' 000	2004 RMB'000
Guarantees given for banking and credit facilities granted to:		
- contractual joint ventures	--	2,000
- third parties	201,420	120,942
	201,420	122,942

33. LITIGATION AND ARBITRATION

(1) On March 21 1997,the company executed an agreement with Baoxin real Estate Development (Shenzhen)Company limited (called Baoxin below) to sell its share of 68% interest in Guoxin Building at a consideration of RMB145,000,000.In addition, the construction cost for the building of RMB15,000,000 was undertaken by Baoxin. Baoxin has paid a deposit of RMB45, 000,000. But outstanding purchase consideration of RMB100, 000,000 and the construction cost of RMB15, 000,000 have still not been settled while the property right of Guo Xin building has been transferred to Baoxin. So the company lodged a claim. As sentence by the Guangdong High People's Court on September 28 2002, Baoxin should pay the outstanding purchase consideration of RMB 98,948,060 and the interests to the company. Upon a second sued of the case, the outcome remained unchanged and in the favour of the company. Up to December 31 2004, part of outstanding purchase consideration has been received. In 2005, As sentence by the Guangdong High People's Court on July 7 2005. By Guangdong Shanwei urban people's court is responsible executed for this case. Because can't be found property available from executor, so fail to execute this year. For prudence purpose, the company has not recognized any income, cost on the above transaction. The company accounting RMB166, 109,047 of Guoxin Building to other account receivable and deduct the provision for doubtful accounts of RMB 69,907,107, as also after received of RMB68, 720,773.33 in receive in advance account, balance of RMB27,481,166.67 to provision for doubtful accounts.

(2) A subsidiary, Fresh Peak Holding limited company (called Fresh Peak below),entered into a joint venture agreement with a third party to establish a contractual joint venture, Xian Fresh Peak Estate Commercial limited company (Xian Fresh Peak Estate) in Xian. Its principal activities are the development and management of commercial buildings in Xian. Pursuant to the aforesaid agreement, Fresh Peak hold 84% of Xian Fresh Peak and the third party provide the land for development and hold 16% of Xian Fresh Peak. The development of the commercial building started in November 1995 and suspended in 1996 due to disagreement between Fresh Peak and the third party. In 1997, the Xian government decided to receive the project and transferred to an enterprise under a department of the Xian government. Xian Fresh Peak then lodged a litigation regarding the compensation. Subsequently, the court judgment in Xian was that 1: the enterprise of the department of Xian government has to pay compensation to Xian Fresh Peak of RMB36, 620,000 plus interest and 2: the development of Xian government is jointly liable for the interest payment. During this year RMB11, 500,000.00 have been received. In May 30 2005, issuance <Warrant of creditor's right> through the Shanxin High People's Court, confirm the two executors still owing RMB21, 540,000.00 of principal and interest to Fresh Peak. The company with Xian government consults until now. Up to December 31 2005, RMB42, 143,749.62 was included in contractual joint ventures and a provision of RMB21, 438,691.59 has been made in account.

(3) On June 23 1993, the Shantou branch of the Company ("Shantou Branch") signed a cooperation contract with Shantou Special Economic Zone Songshan Workshop Development Co., Ltd("Songshan Company"). Subsequently, on May 8 1996, the Company signed with Songshan Company a supplement on the implementing of the contract. Because this object had not been put into practice yet , the Company and the Songshan Company came to an agreement on January 20 2000 to build a temporary market which in fact has being in operation till now. On August 16 2004, Songshan Company took an claim against Shantou Branch to the Shantou Intermediate People's Court to claim that 1) to terminate the contract, 2) Shantou Branch should pay it the compensation of about RMB7,510,000 and

The following is the important transactions with the related party in this year,

The name of the relatedparty	2005		2004	
	RMB	% of theproduct sales	RMB	% of theproduct sales
Shenzhen InvestmentShareholding Co., Ltd	118,760,002.00	13.94%	--	--

This year, the Company sold the property on the1-5 floors of Yi Tai Building, which the area is 11,931.54 m2, and 48 sets properties on the 9-11 floors in the block B of Yi Tai Building, which the area is 2,812.05 m2, at the price of RBM118, 760,002.00 to Shenzhen Investment Shares Holding Company. The sales of property would be against directly the dividend unpaid, which should pay to Shenzhen Investment Shareholding Company. This related transaction increased RMB21,586,982.17 yuan net profit.
Shenzhen City Wing Wah Engineering Ltd.

	2005	2004
	RMB'000	RMB'000
Construction and development expenses	566	662

The expenses were made based on the market price.

Shenzhen Construction group Financial limited company	2005	2004
	RMB'000	RMB'000
Loan	80,000	100,000

Shenzhen Construction group financial limited company

	2005	2004
	RMB'000	RMB'000
Interest of loan	6,867	5,930

Interest rate: Loan agreement signs which according to both sides, interest rate for 6.3 ‰monthly
Shenzhen Investment Shareholding Limited Company

	2005	2004
	RMB'000	RMB'000
Guarantees accepted for banking and credit facilities	80,000	100,000

Shenzhen Investment Shareholding Limited Company

	2005	2004
	RMB'000	RMB'000
Fee of guarantee	720	--

Some net balances due from / (due to) related parties at December 31, 2005 and 2004 are stated in notes 13, 14 and 15, and included in the balance sheet of the Group as non-consolidated subsidiaries, associates and contractual joint venture, the remaining balances are summarized as follows:

	2005	2004
	RMB' 000	RMB'000
Shenzhen Investment Shareholding Limited Company	(10,000)	(188,671)

The above amounts are included in the balance sheet of the Group in the following classifications:

	2005	2004
	RMB'000	RMB'000
Accounts payable and accrued expenses	(10,000)	(49,907)
Dividends payable	--	(138,764)
	(10,000)	(188,671)

27. BANK LOANS

	2005 RMB'000	2004 RMB'000
Bank loans		
Secured	313,974	516,988
Guaranteed	94,000	126,000
Credit	20,000	50,000
	427,974	692,988
Bank loans repayable:		
Within one year or on demand	317,974	525,988
In the second year	--	57,000
In the third to fifth years, inclusive	110,000	110,000
	427,974	692,988
Portion classified as current liabilities	317,974	525,988
Long term portion	110,000	167,000
	427,974	692,988

Particulars of assets which are pledged to secure bank loans and other facilities are set out in note 30. The guarantees are provide by third parties and certain group companies.

28. SHARE CAPITAL

	2005 RMB' 000	2004 RMB'000
Registered, issued and paid-in 891,660,000 A shares par value	891,660	891,660
120,000,000 B shares	120,000	120,000
	1,011,660	1,011,660

'A' shares are issued to Chinese national investors resident in the PRC and 'B' shares are issued to foreign investors. Chinese national investors resident in the PRC have been entitled to purchase and sell 'B' shares since June 2001. 'A' and 'B' shares have a par value of RMB 1 per share and is the same level status.

29. CASH AND CASH EQUIVALENTS

	2005 RMB' 000	2004 RMB'000
Cash and bank balances	310,857	197,621
Less: deposits secured over 3 months	(38,821)	(36,645)
	272,036	160,976
Effect of foreign exchange rate changes	(1,695)	448
Restated cash and cash equivalents	270,341	161,424

30. PLEDGE OF ASSETS

At December 31 2005, certain of the Group's investment properties, leasehold land and buildings, properties under development and properties held for sale with an aggregate net carrying value of RMB353, 759,800 and fixed deposits amounting to HKD15, 000,000 and USD2, 900,000 were pledged to secure bank loans of RMB228,970,000yuan, HKD58,979,700 and USD2,900,000,granted to the Group.

31. RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

In addition to subsidiaries, associates and contractual joint ventures stated in notes 13, 14 and 15 respectively, the following entities have also been defined as related parties with whom the Group has had significant transactions during the year or with whom a significant balance exists at the year end.

	Nature of relationship
Shenzhen Investment Shareholding Limited Company	Ultimate holding company

The following is a summary of the significant transactions with related parties during the year.

22. SHORT-TERM INVESTMENTS

	2005 RMB'000	2004 RMB'000
Listed equity investments, at market value	3,419	3,057
Debentures, at market value	3	3
	3,422	3,060

23. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	2005 RMB'000	2004 RMB'000
Accounts payable	323,099	362,307
Accrued expenses		
Project cost	84,772	24,102
Losses for litigation and arbitration	5,808	13,471
Interests for bank borrowings	2,050	1,820
Other	1,381	2,029
	417,110	403,729

24. DIVIDENDS PAYABLE

The item of dividends payable resulted from dividends declared and not paid by the directors in prior year. This year, the company has repaid the transaction parties with related which is owned to the share holding company -Shenzhen Investment Shareholding Company
.

25. TAX PAYABLE

	2005 RMB'000	2004 RMB'000
Corporation income tax	448	(1,996)
Personal income tax	889	137
Business tax	4,911	4,162
Value added tax	(1,523)	(1,578)
Property tax	2,955	1,898
Land increment tax	718	--
Others	187	129
	8,585	2,752

26. NON-CURRENT LIABILITIES

	2005 RMB' 000	2004 RMB'000
Bank loans (note 27)	110,000	167,000
Other liabilities	20,659	19,240
	130,659	186,240

Included in other liabilities was RMB12, 662,000 borrowed from minority shareholders of a subsidiary of the Company and the remaining balance is the accruals for property management and maintenance fees. These liabilities are non-interest bearing and do not have fixed terms for repayment.

18. LAND HELD FOR DEVELOPMENT

	RMB' 000
Cost	
At January 1, 2005	64,273
Additions	--
Amortization	(64,273)
At December 31, 2005	--
Provision for impairment	
At January 1, 2005	4,170
Disposal	(4,170)
At December 31, 2005	--
Net book value	
At December 31, 2005	--
At December 31, 2004	60,103

19. PROPERTIES UNDER DEVELOPMENT FOR SALE

	2005 RMB'000	2004 RMB'000
Cost	373,163	1,031,725
Less: Provision for impairment losses	(102,541)	(426,615)
	270,622	605,110

Included in properties under development for sale is a piece of land awaiting development held in the United States at a cost of RMB124,937,052 against which provision for impairment of RMB102,541,667.97 was made in prior years.

20. COMPLETED PROPERTIES FOR SALE

	2005 RMB'000	2004 RMB'000
Cost	674,117	182,675
Less: Provision for impairment losses	(202,131)	(10,742)
	471,986	171,933

21. INVENTORIES

	2005 RMB'000	2004 RMB'000
Raw materials	4,410	4,682
Work-in-progress	22,226	12,052
Finished goods	736	5,956
Less: Provision for impairment losses	(258)	(258)
Consumables	45	8
	27,159	22,440

15.CONTRACTUAL JOINT VENTURES

	2005 RMB' 000	2004 RMB'000
Unlisted Investments, at cost	201,500	303,649
Share of post-acquisition losses	(86,065)	(25,606)
	115,435	278,043
Provision for impairment losses	(43,221)	(138,273)
	72,214	139,770
Amounts due from contractual joint ventures	8,088	3,403
	80,302	143,173

Particulars of the principal contractual joint ventures are set out as follows:

Contractual Joint venture		Joint venture registered capital('000)	Group committed capital contribution('000)	Principal activity	Method of Participation in earnings
Xian Fresh Peak Building Co. Ltd.	30 years from 6 July 1993	RMB20,000	RMB600,000	Construction andsales of properties	All profits after tax and appropriation commercial buildings to statutory reserves are to be used first to repay the capital contributions and interest on capital. Thereafter 67% of net profits.
Jiangmen Xinjian Real Estate Co. Ltd.	10 years from 19 May 1993	US$ 6,600	US$ 6,000	Property development	33% of net of Jianmen profits, Xinjian commercial building.
Kunshan Diao Feng Electricity Power Co. Ltd.	20 years from 29 November 1993	US$ 7,200	US$ 9,000	Supply ofelec tricity	Profit distributions and appropriation to statutoryreserves are to be determined by the board of directorsannually.

16.LONG TERM INVESTMENTS

	2005 RMB' 000	2004 RMB'000
PRC legal entity shares, at cost	--	16,825
Unlisted equity investments, at cost less provision for impairment losses	10,420	10,657
	10,420	27,482

17. INTANGIBLE ASSETS

	Computersoftware RMB' 000	Total RMB' 000
At January 1, 2005	68	68
Amortization for the year	(33)	(33)
At December 31, 2005	35	35

Details of the non-consolidated subsidiaries are summarized in the following:

Subsidiaries	Place of equity Establishment /incorporation	Principal activities	Equity interest held Direct(%)	Indirect(%)
Shenzhen City SPG Bao An Development Ltd.	PRC	Property development and sales	95	5
Shenzhen Shenfang Department Store Co. Ltd.	PRC	Commercial goods supplier	95	5
Shenzhen Shenfang Car Park Ltd.	PRC	Develop and operate car park	70	30
Shenzhen Cyber Port Co.,Ltd	PRC	Property investment and information technology consultancy	70	--
Shenzhen Luohu district society information service center	PRC	Information service	--	70
Shenzhen Cyber port information Technique training centre	PRC	Training	--	70
Shenzhen Cyber port communication Co., Ltd	PRC	Product development andsales of web and computer	--	63
Shenzhen Shen Fang Industrial Development Co., Ltd.	PRC	Property management,investment holding	100	--
Shenzhen Real Estate Consolidated Service Co., Ltd.	PRC	Construction material,consume goods	100	--
Shenzhen Tefa Real Estate Consolidated Service Co., Ltd.	PRC	Construction and decoration	100	--
Guangdong Province Fengkai Lian Feng Cement Manufacturing Co., Ltd.	PRC	Manufacturing and tradingin cement products	--	90
Shenzhen City Zhen Tung New Electronic and Electrical Development Ltd.	PRC	Investing on electronic andelectrical engineering project	95	5
Fidelity Development Limited	Canada	Property Development	75	--
Bekaton Property Limited	Australia	Property Development	60	--
Beijing SPG Property Management Limited	PRC	Property management	100	--
Shenzhen City Shenfang Construction and Decoration Materials Ltd.	PRC	Retailing/trading ofconstruction materials	100	--
Shenzhen City SPG Long Gang Development Ltd.	PRC	Property development, sales,management and rental	100	--
Shenzhen Lian Hua Industry and Trading Co. Ltd.	PRC	Trading of equipment andprovision of renovation material	100	--
Paklid Limited	HK	Property construction andtrading of constructionmaterials	100	--
ShenYang Tongxin real estate development limited company		Property Development	--	93.1

14.ASSOCIATES

	2005 RMB'000	2004 RMB'000
Unlisted investments, at cost	57,824	58,347
Share of post-acquisition losses	(9,138)	(8,786)
	48,686	49,561
Less: Provision for impairment losses	(23,088)	(23,483)
	25,598	26,078
Add: Amounts due from/(due to) associates	(1,407)	3,969
	24,191	30,047

At December 31, 2004 the Company had interests in the following principal associates:

Associates	Place of Esta-blishment/incorporation	Principal activities	Equity interest held Direct(%)	Indirect(%)
Yunnan Kun Peng Aviation Service Ltd.	PRC	Aviation service	25	--
Tung Yick Property Co., Ltd.	Hong Kong	Property development	20	--
Shenzhen Fresh Peak Real Estate Trading and Revaluation Co. Ltd.	PRC	Property trading agency	30	--
Shenzhen City Wing Wah Engineering Ltd.	PRC	Repairs and maintenanceof machinery	25	--

13.SUBSIDIARIES

At December 31, 2005, the Company had interests in the following principal subsidiaries which have been included in the consolidated financial statements:

Subsidiaries	Place of equity establishment/incorporation	Principal activities	Interest held Direct(%)	Interest held Indirect(%)
Great Wall Estate Co., Inc.	U.S.A.	Property development	70	--
Shenzhen Special Economic Zone Real Estate (Group) Guangzhou Property and Estate Co., Ltd.	PRC	Property development,decorationand constructiondesign	100	--
Skill Elite Ltd.	Hong Kong	Corporate financing	--	100
Shenzhen City Shenfang Free Trade Trading Ltd.	PRC	Trading of constructionmaterials	95	5
Shenzhen City Shenfang Investment Ltd.	PRC	Investment andmanagement	90	10
Shenzhen City Bamboo Garden Car Rental Ltd.	PRC	Car rental	100	--
Shenzhen City Wa Gen Construction Management Ltd.	PRC	Construction projectmanagement	75	25
Barenie Co. Ltd.	Hong Kong	Properties investment	--	80
Openice Ltd.	Hong Kong	Investment holding	20	80
Shantou SEZ Wellam Fty Bldg., Dev. Co.	PRC	Factory building, sales and rental	--	82
Xin-Feng Real Estate Dev. Construction (Wuhan) Co. Ltd.	PRC	Real estate management and rental service	--	55
Fresh Peak Investment Ltd.	Hong Kong	Properties investment	--	55
Wellam Ltd.	Hong Kong	Investment holding	--	82
Shenzhen Petrel Hotel Co. Ltd.	PRC	Hotel operations	68.1	31.9
Shenzhen City Property Management Ltd.	PRC	Property management	95	5
Shenzhen Zhen Tung Engineering Ltd.	PRC	Fitting-out contracting andmaintenance	73	27
Fresh Peak Holdings Ltd.	Hong Kong	Investment, managementand consultation	100	--
Fresh Peak Enterprise Ltd.	Hong Kong	Investment holding	82	--
Guangzhou Huangpu Xizun real estate limited company	PRC	Property development and sale	--	100
Keyear Development Ltd.	Hong Kong	Investment holding	--	100
Beijing fresh peak property development management limited company	PRC	Property developmentand management	75	25

The non-consolidated subsidiaries involved have either been terminated or liquidated, are in the process of liquidation or not intended to be held for long term. The Group already made appropriate provision therefore and consequently they have not been consolidated in the Group's financial statements for the year but included as non-consolidated subsidiaries as follows:

	2005 RMB' 000	2004 RMB'000
Unlisted Investments, at cost	420,599	395,266
Share of post-acquisition losses	(163,799)	(122,061)
	256,800	273,205
Less: Provision for impairment losses	(108,568)	(186,498)
	148,232	86,707
Add: Amounts (due to) / due from non-consolidated subsidiaries	(21,672)	(32,764)
	126,560	53,943

11.PROPERTY, PLANT & EQUIPMENT

	Land and buildings RMB'000	Plantand machinery RMB'000	Motor Vehicles RMB'000	Office equipmentand others RMB'000	Construction in progress RMB'000	Total RMB'000
Cost						
At January 1, 2005	67,392	31,402	32,280	57,682	38,951	227,707
Additions	--	17	2,933	951	--	3,901
Decrease of subsidiaries	23,785	2	1,723	713	38,951	65,174
Disposal of assets	--	--	424	--	--	424
At December 31, 2005	43,607	31,417	33,066	57,920	--	166,010
Depreciation						
At January 1, 2005	26,160	7,622	26,615	22,547	--	82,944
Charge for the year	12,443	71	1,540	1,266	--	15,320
Decrease of subsidiaries	15,942	2	1,464	365	--	17,773
Disposal of assets	--	--	403	--	--	403
At December 31, 2005	22,661	7,691	26,288	23,448	--	80,088
Provision for impairmentlosses						
At January 1, 2005	1,269	68	48	15	--	1,400
Additions	--	--	--	--	--	--
Disposal	--	--	--	--	--	--
At December 31, 2005	1,269	68	48	15	--	1,400
Net book value						
At December 31, 2005	19,677	23,658	6,730	34,457	--	84,522
At December 31, 2004	39,963	23,712	5,617	35,119	38,951	143,362

The Group's leasehold land and buildings including investment properties (note 12) are located in the People's Republic of China under medium term leases. Certain properties have been pledged as security for the Group's bank borrowings (see note 30).

12.INVESTMENT PROPERTIES

	2005 RMB' 000	2004 RMB'000
At January 1, 2004	686,957	628,861
Disposal of properties	(105,794)	(2,055)
Additions	2,799	60,151
At December 31, 2004	583,962	686,957

The investment properties have been revalued as at 31 December 2005 by the directors and certain investment properties have been pledged as security for the loans group's bank (see note 30).

9.TAXATION

	2005 RMB' 000	2004 RMB'000
The charge comprises:		
PRC income tax for the year	2,587	1,529

Domestic income tax is calculated in accordance with applicable income tax regulations and at 15% (2004: 15%) of the estimated assessable profit determined in accordance with the accounting principles and the relevant financial regulations applicable to enterprises in the PRC. Taxation for other jurisdictions is calculated at rates prevailing in the respective jurisdictions, details of which are as follows:

	2005 RMB' 000	2004 RMB'000
PRC enterprises income tax		
- enterprises in Shenzhen	15%	15%
- enterprises outside Shenzhen	33%	33%
Hong Kong profits tax	17.50%	17.50%

Reconciliation to the domestic tax expense as follows:

	2005 RMB' 000	2004 RMB'000
Accounting profit under IFRS	61,348	(119,672)
Difference arising from accounting policies based on IFRS	(50,342)	(22,023)
Accounting profit under Accounting Standards for Enterprise Business of the PRC	11,006	(141,695)
Tax at the domestic rate of 15%	1,650	(21,254)
Net tax effect of expenses not deductible for tax purposes and other factors	937	22,783
Tax expense	2,587	1,529

10.EARNINGS PER SHARE

(a) The calculation of basic earnings per share is based on the consolidated profit of RMB62, 442,000 (2004: loss of RMB120, 285,000) and 1,011,660,000 shares (2004: 1,011,660,000 shares) in issued during this year.

(b) During the year ended 31 December 2005 and 2004, there were no dilutive potential shares. Fully diluted earnings per share are not applicable.

The average number of employees for the year for each of the Group's principal divisions was as follows:

	2005	2004
Properties	1,644	1,317
Retailing and trading	47	25
Transportation and catering services	241	208
Construction technical support	213	123
Others	33	27
	2,178	1,700

5.(LOSS) / PROFIT FROM OPERATIONS

	2005 RMB' 000	2004 RMB'000
(Loss) / profit from operations is stated after crediting and charging the following:		
Crediting:		
Interests	3,162	7,084
Rental income	55,377	1,268
Exchange gain	3,380	785
Gain on disposal of property, plant & equipment	1,304	(28)
Charging:		
Depreciation	12,717	16,097
Amortization	1,377	6,061
Staff costs (note 6)	91,580	74,586
Exchange loss	9,640	337
Provision for impairment losses of assets (note 7)	27,297	4,507

6.STAFF COSTS

	2005 RMB' 000	2004 RMB'000
Salaries and bonus	83,338	67,873
Retirement benefit costs and provision for other welfare	8,242	6,713
	91,580	74,586

7.PROVISION FOR IMPAIRMENT LOSSES OF ASSETS

	2005 RMB' 000	2004 RMB'000
Completed properties for sale	(8,400)	--
Accounts receivable, other debtors and amount due from non-consolidated subsidiaries	35,697	4,507
	27,297	4,507

8.FINANCE COSTS

	2005 RMB' 000	2004 RMB'000
Interest expenses		
- bank loans	32,625	32,107

The Group's business is principally conducted in the mainland of People's Republic of China (PRC) with its turnover for the year ended December 31, 2004 identified by geographical segments as follows:

	RMB'000
PRC	544,813
Hong Kong	3,469
The United States of America	779
	549,061

Segment information about these businesses for the year ended December 31, 2004 is presented below:

	Properties RMB'000	Retailing and trading RMB'000	Transportation and catering services RMB'000	Construction technical support RMB'000	Others RMB'000	Eliminations RMB'000	Consolidated RMB'000
REVENUE							
External sales	300,017	139,932	8,086	96,022	5,004	--	549,061
Inter-segmentsales	2,380	--	--	10,558	2,050	(14,988)	--
Total revenue	302,397	139,932	8,086	106,580	7,054	(14,988)	549,061

Inter-segment sales are charged at prevailing market rates.

	Properties RMB'000	Retailing and trading RMB'000	Transportation and catering services RMB'000	Construction technical support RMB'000	Others RMB'000	Eliminations RMB'000	Consolidated RMB'000
RESULTS							
Segment results	(61,300)	(10,529)	(700)	(127)	(27,687)	39,597	(60,746)
Unallocated corporate expenses							(16,857)
Loss from operation							(77,603)
Finance costs							(32,107)
Share of profit of non-consolidated subsidiaries, associates, and contractual joint ventures							(9,962)
Loss before tax							(119,672)
Taxation							(1,529)
loss after tax							(121,201)
Minority interests							916
Net loss for the year							(120,285)
OTHER INFORMATION							
Segment assets	1,357,046	28,557	48,228	27,114	11,629		1,472,574
Non-consolidated subsidiaries	20,804	--	27,065	--	6,074		53,943
Associates	14,071	--	--	352	15,624		30,047
Contractual joint ventures	41,392	2,918	63,747	--	35,116		143,173
Unallocated corporateassets							606,296
Consolidated totalassets							2,306,033
Segment liabilities	865,784	28,557	48,228	27,114	27,365		997,048
Unallocated corporateliabilities							431,652
Consolidated totalliabilities							1,428,700
Capital expenditure	6,115	6	274	17	8		
Depreciation	6,943	150	8,420	550	35		
Non-cash expensesother thandepreciation	7,186	3,229	32	120	--		

The Group's business is principally conducted in the mainland of People's Republic of China (PRC) with its turnover for the year ended December 31, 2005 identified by geographical segments as follows:

	RMB'000
PRC	788,201
Hong Kong	24,417
The United States of America	787
	813,405

Segment information relating to the businesses for the year ended December 31, 2005 is presented below:

	Pro-perties RMB'000	Retailing and trading RMB'000	Transportation and catering services RMB'000	Construction technical support RMB'000	Others RMB'000	Elim-inations RMB'000	Con-solidated RMB'000
REVENUE							
External sales	559,815	87,360	79,940	79,350	6,940	--	813,405
Inter-segmentsales	--	--	5,300	16,541	--	(21,841)	--
Total revenue	559,815	87,360	85,240	95,891	6,940	(21,841)	813,405

Inter-segment sales are charged at prevailing market rates.

	Pro-perties RMB'000	Retailing and trading RMB'000	Transportation and catering services RMB'000	Construction technical support RMB'000	Others RMB'000	Elim-inations RMB'000	Con-solidated RMB'000
RESULTS							
Segment results	82,950	(8,663)	(2,615)	(290)	1,135	14,467	58,050
Unallocated corporate expenses							(6,044)
Profit from operation							52,006
Finance costs							(38,885)
Share of losses of non-consolidated subsidiaries, associates, and contractual joint ventures							48,227
Profit before tax							61,348
Taxation							(2,587)
Profit after tax							58,761
Minority interests							3,681
Net profit for the year							62,442
OTHERINFORMATION							
Segment assets	1,498,964	16,629	155,570	42,908	5,243		1,719,314
Non-consolidated subsidiaries	60,729	11,212	42,323	(598)	12,894		126,560
Associates	8,438	--	--	449	15,304		24,191
Contractual joint ventures	33,314	13,316	--	--	33,672		80,302
Unallocated corporateassets							183,756
Consolidated totalassets							2,134,123
Segment liabilities	1,011,450	46,680	83,772	22,955	3,355		1,168,212
Unallocated corporateliabilities							8,376
Consolidated totalliabilities							1,176,588
Capital expenditure	406	--	1,300	323	1,945		
Depreciation	4,780	100	6,709	599	529		
Non-cash expensesother thandepreciation	(57,769)	7,023	(368)	(370)	--		

Foreign currency translation

Foreign currency transactions are converted at exchange rates ruling at January 1 of the current year. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences arising in these transactions are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries maintained in foreign currencies are translated at exchange rates ruling on the balance sheet date. Exchange difference arising on consolidation, if any, are dealt with in reserves.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs eligible for capitalization.

All other borrowing costs are recognized in net profit or loss in the period in which they are incurred.

Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognized but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

4.BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is organized into five major operating divisions - property, retailing and trading, transportation and catering services, construction technical support and others. The divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Property	- construction and development, sales, leasing and management ofproperties
Retailing and trading	- sale of general merchandise
Transportation and catering service	- hotel and restaurant operation and provision of taxi services
Construction technical support	- construction, fitting out and equipment installation and maintenance
Others	- corporate financing, etc.

Long-term investments

Long-term investments where the Group is not in a position to exercise significant influence or exert control are stated at cost less provision for impairment losses, where the investment's carrying amount exceeds its estimated recoverable amount.

Short-term investments

Short-term investments are stated in the balance sheet at fair value. Changes in fair value are recognized in the income statement.

Revenue recognition

Turnover comprises (i) proceeds from sales of properties, (ii) revenue from retail sales of merchandise, (iii) revenue from hotel services, (iv) revenue from sales of goods, (v) billings related to construction, fitting-out, equipment installation and maintenance contracts, and (vi) rental income from investment properties.

Income from sales of properties together with the interest earned on deposits from the installment sales of flats are recognized upon the execution of a binding sales agreement or upon the issuance of an occupation permit completion certificate by the relevant authority, whichever is the later. Deposits received from forward sales of properties are carried in the balance sheet under current liabilities.

Installment sales of developed properties are recognized to the extent that installments are received or become due under the relevant sales contracts.

Revenue from hotel services, property management services and taxi services is recognized when the services are rendered.

Revenue from the sale of goods, other than merchandise, is recognized upon delivery of the goods to customers and entitlement to the sales consideration is obtained.

Profit from construction, fitting-out, equipment installation and maintenance contracts, which are mainly short-term in nature, is recognized under the completed-contract method, whereby billings and costs are accumulated and deferred, together with the related profit, until completion of the work.

Rental income, including rental invoiced in advance from properties under operating leases, is recognized on a straight-line basis over the terms of the relevant leases.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Retirement benefit costs

In accordance with local government regulations, the Group is required to make contributions to a retirement insurance fund which is administered by the local social security bureau in accordance with government regulations. The amount of contributions is determined at a fixed percentage of the basic salaries of the Group's existing PRC staff.

Retirement benefits are paid directly from the fund and are calculated based upon a retired employee's basic monthly salary and their number of years' service.

The amount charged to the income statement represents the amount of contribution payable to the scheme by the Group.

Deferred income tax

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred tax. It is recognized in the financial statements to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

Intangible assets

Intangible assets represent the cost of acquisition of taxi licenses and computer software and are stated at cost less amortization and provision, if any, for impairment losses. Amortization is provided to write off the cost of taxi licenses over the license period granted by relevant authorities, namely 10 years, by equal installments. Amortization is provided to write off the cost of computer software over 5 years.

Depreciation is provided to write off the cost of property, plant & equipment over their estimated useful lives on a straight-line basis. Estimated useful lives are summarized as follows:

Land use rights and buildings in the PRC	25-30 years
Plant and machinery	7 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Construction-in-progress represents plant and properties under construction and includes the costs of construction plus interest charges arising from borrowings used to finance the construction during the construction period. No depreciation is provided for construction-in-progress until they are completed and put in use.

Investment properties

Investment properties are completed properties that are held for their investment potential, any rental income being negotiated at arm's length. Investment properties are stated at their fair value based on independent professional valuations or directors' valuations at the balance sheet date. Any gain or loss arising from a change in the fair value of investment property should be included in the income statement. Gains or losses arising from the retirement or disposal of investment property should be determined as the difference between the net disposal proceeds and the carrying amount of the asset and should be recognized as an income or expense in the income statement. No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately, unless the relevant asset is land or buildings other than investment property carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Completed properties and properties under development

Completed properties and properties under development held for sale are stated at the lower of cost and net realizable value. Cost includes the cost of land, development expenditure, borrowing costs capitalized in accordance with the Group's accounting policy and other attributable expenses. Net realizable value is determined by the management based on prevailing market conditions.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, which comprises all costs of purchase and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first in first out method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost less provision, if necessary, for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Subsidiaries not consolidated

In the consolidated balance sheet the unconsolidated subsidiaries are recorded at cost less provision for impairment losses. The consolidated income statement reflects the Group's share of the results of operations of the subsidiaries.

Investments in subsidiaries excluded from consolidation are stated at cost less provision for any impairment losses and the results of the subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Associates

An associate is a company over which the Group is in a position to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the investee.

The consolidated income statement includes the Group's share of the post-acquisition results of associates for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associates plus the unamortized goodwill less capital reserves on acquisition of the associates.

In the Company's balance sheet the investment in associates are stated at cost less provision, if necessary, for impairment losses.

Contractual joint ventures

A contractual joint venture is a venture that operates under a contractual agreement whereby the Group or Company and at least one other party undertake an economic activity that is subject to control and none of the parties involved unilaterally has control over the economic activity.

Contractual joint ventures

The consolidated income statement includes the Group's share of the post-acquisition results of its contractual joint venture for the year. In the consolidated balance sheet, interests in contractual joint venture are accounted under the equity method and are stated at cost, less goodwill, and adjusted for the post acquisition change in the Group's share of the contractual joint venture's net assets.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, bank balances and time deposits within three months of maturity when acquired.

Property, plant & equipment

Property, plant & equipment except investment properties is stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable cost of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset. When an asset is sold, its cost and accumulated depreciation are removed from the financial statements and any gain or loss resulting from the disposal, being the difference between the net disposal proceeds and the carrying amount of the asset, is included in the profit and loss account.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

1.GENERAL

Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd. (the "Company") was incorporated in January 1980 in the People's Republic of China (the "PRC") and was reorganized as a joint stock limited company in July 1993. A and B shares were issued by the Company on September 15, 1993 and January 10, 1994 respectively.

In 2005, this company original major stockholder -- Shenzhen Constructs Investment Holding company to set up Shenzhen with other two cities property management consolidation of corporation to Investment Shareholding Limited Company. This issue of consolidated has been authorized and the registration changing has been done at 15th of Feb 2006.

This period, this company entered the stockholder's rights minute to set at the reform procedure, the reform plan main point is: This company only non- circulation stock shareholder to circulates A share of shareholder to have 10 to circulate A every time to pay 4.8 to the price stock; And to this corporate management level implementation stockholder's rights drive plan. It has been authorized by State-owned Assets Supervision and Administration Commission of ShenZhen Municipal Government, and has been passed though 'A market shareholder's minute set at the reform related shareholder conference' of this company, implements in February 16, 2006. Only this company's management level stockholder's rights in drove the plan the detailed plan still at formulates at present.

The Company and its subsidiaries (the "Group") are principally engaged in property development, investment and management, hotel operations, construction, fitting-out, equipment installation and maintenance, retail operations and trading.

2.BASIS OF PREPARATION

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board under the historical cost basis except for the revaluation of investment properties. The accounting policies adopted by the Company under IFRS differ from the accounting policies used in the financial statements of the Group which were prepared in accordance with Accounting Standards for Enterprise Business and Accounting Systems for Enterprise Business in the PRC. Adjustments to restate the results of operations and the net assets in compliance with IFRS will not be taken up in the accounting books of the companies in the Group. Details of impacts of such adjustments on the net assets as at 31 December 2003 and net profit for the year then ended are included in note 35 to the financial statements.

3.PRINCIPAL ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year, if any, are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The results of operations of subsidiaries are included in the consolidated income statement and the share attributable to minority interests is excluded from the consolidated net profit. All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of subsidiaries:

For acquisitions before January 1, 2001, positive goodwill is eliminated against reserves.

For acquisitions on or after January 1, 2001, positive goodwill is amortized on a straight-line basis over its estimated useful life. Positive goodwill is stated in Consolidated Balance Sheet at cost less any accumulated amortization and any impairment losses.

On disposal of a subsidiary, any attributable amount of purchased goodwill not previously amortized through the Consolidated Income Statement or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Share capital RMB'000	Capital reserve RMB'000	Cumulative translation reserve RMB'000	General reserve RMB'000	Staff welfare fund RMB'000	Accumulated losses RMB'000	Total RMB'000
Balance at December 31, 2003	1,011,660	686,308	10,026	3,317	115,594	(819,602)	1,007,303
Prior year adjustment	--	--	--	--	--	5,083	5,083
Loss for the year	--	--	--	--	--	(120,285)	(120,285)
Others	--	--	(86)	--	--	--	(86)
Balance at December 31, 2004	1,011,660	686,308	9,940	3,317	115,594	(934,804)	892,015
Profit for the year	--	--	--	--	--	62,442	62,442
Others	--	--	21,214	--	--	--	21,214
Balance at December 31, 2005	1,011,660	686,308	31,154	3,317	115,594	(872,362)	975,671

PRC laws and regulations require PRC companies to provide statutory reserves. General reserve is appropriated at 10% and staff welfare fund at within 10% from net profits after taxation as reported in the financial statements prepared under the Accounting Standards for Business Enterprises of PRC. Provision for the general reserve ceases when the accumulated general reserve amounts to 50% of the share capital. All statutory reserves, including the general reserve fund and staff welfare fund, are for specific purposes and are not distributed in the form of cash dividends.

The Company declares dividends based on the lower of net profit after appropriation to reserves as reported in the financial statements prepared under the Accounting Standards for Business Enterprises and Accounting Systems for Business Enterprises in PRC and as reported in the financial statements prepared under IFRS. For the year ended December 31, 2005, the directors have not declared any dividends to its shareholders.

The notes on pages 27 to 45 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2005

	Note	2005 RMB'000	2004 RMB'000
OPERATING ACTIVITIES			
Cash received from sales of goods or rendering of services		940,323	588,912
Other cash received relating to operating activities		71,400	125,572
Cash paid for goods and services		(481,452)	(491,206)
Cash paid to and on behalf of employees		(81,798)	(71,099)
Taxation paid		(54,955)	(30,753)
Cash paid relating to other operating activities		(141,467)	(113,495)
Interest paid		(37,592)	(40,712)
Net cash (used in) / generated from operating activities		214,459	(32,781)
INVESTING ACTIVITIES			
Cash received from disposal of investments		145,543	20,001
Dividends received and interest received		2,073	1,127
Net cash received from the sale of fixed assets, intangible assets and other long-term assets		190	48
Cash paid to acquire fixed assets, intangible assets and other long-term assets		(3,974)	(6,420)
Net cash generated from investing activities		143,832	14,756
FINANCING ACTIVITIES			
Proceeds from borrowings		482,824	508,206
Repayments of borrowings		(732,198)	(504,256)
Net cash generated from / (used in) financing activities		(249,374)	3,950
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		108,917	(14,075)
Cash and cash equivalents at beginning of year	29	161,424	175,499
Cash and cash equivalents at end of year	29	270,341	161,424

The notes on pages 27 to 45 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2005

	Note	2005 RMB'000	2004 RMB'000
ASSETS			
Non-current assets			
Property, plant & equipment	11	84,522	143,362
Investment properties	12	583,962	686,957
Non-consolidated subsidiaries	13	126,560	53,943
Associates	14	24,191	30,047
Contractual joint ventures	15	80,302	143,173
Long term investments	16	10,420	27,482
Intangible assets	17	35	68
Land held for development	18	--	60,103
		909,992	1,145,135
Current assets			
Properties under development for sale	19	270,622	605,110
Completed properties for sale	20	471,986	171,933
Inventories	21	27,159	22,440
Short term investments	22	3,422	3,060
Accounts receivable		30,692	32,069
Prepayments, deposits and other debtors		109,393	128,665
Cash and bank balances		310,857	197,621
		1,224,131	1,160,898
Current liabilities			
Customers' deposits		302,260	171,227
Accounts payable and accrued expenses	23	417,110	403,729
Dividends payable	24	--	138,764
Tax payable	25	8,585	2,752
Bank loans	27	317,974	525,988
		1,045,929	1,242,460
Net current Assets/(liabilities)		178,202	(81,562)
Total assets less current liabilities		1,088,194	1,063,573
Non-current liabilities	26	(130,659)	(186,240)
Minority interests		18,136	14,682
NET ASSETS		975,671	892,015
CAPITAL AND RESERVES			
Share capital	28	1,011,660	1,011,660
Reserves		(35,989)	(119,645)
		975,671	892,015

The notes on pages 27 to 45 form part of these financial statements.

Approved and authorized for issue by the board of directors on April 21, 2006

DIRECTOR DIRECTOR

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2005

	Note	2005 RMB'000	2004 RMB'000
Turnover	4	813,405	549,061
Cost of sales		(701,415)	(499,431)
Gross profit		111,990	49,630
Other operating income		3,823	9,004
		115,813	58,634
General and administrative expenses		(47,717)	(125,558)
Other operating expenses		(16,090)	(10,679)
(Loss) / profit from operations	5	52,006	(77,603)
Finance costs	8	(38,885)	(32,107)
Share of (losses) / profits of non-consolidated		48,227	(9,962)
subsidiaries, associates, and contractual joint ventures			
(Loss) / profit before taxation		61,348	(119,672)
Taxation	9	(2,587)	(1,529)
(Loss) / profit after taxation		58,761	(121,201)
Minority interests		3,681	916
Net (loss) / profit for the year		62,442	(120,285)
(Loss) / earnings per share			
Basic	10	RMB0.06	(RMB0.12)
Diluted	10	N/A	N/A

The notes on pages 27 to 45 form part of these financial statements.

Section X. Financial Report

SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE & PROPERTIES (GROUP) CO., LTD.
Report and Financial Statementsfor the year ended December 31, 2005
ORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

PORT OF THE AUDITORS

TO THE SHAREHOLDERS OF
SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE & PROPERTIES (GROUP) CO., LTD.
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated balance sheet of Shenzhen Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (the "Company") and its subsidiaries (the "Group") as of December 31, 2005 and the related consolidated statements of income, cash flows and changes in equity for the year then ended. These financial statements set out on pages 23 to 45 are the responsibility of the Group's management. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and of the results of operations and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards.

Moore Stephens Shenzhen Nanfang Minhe
Certified Public Accountants
April 21, 2006

2. Commitments of consideration paid in course of shares transfer:

Herein Shenzhen Construction Investment Holdings Corporation, the controlling shareholder of SPG, did not transfer its shares of SPG to Shenzhen Investment Holdings Co., Ltd., and share transfer procedure was in handling, if shares transfer procedure would finish before the date of accomplishment of share merger reform plan of SPG, then the consideration would be arranged by Shenzhen Investment Holdings Co., Ltd., while, if shares transfer procedure would finish after the date of accomplishment of share merger reform plan of SPG, then the consideration would be arranged by Shenzhen Construction Investment Holdings Corporation. Shenzhen Investment Holdings Co., Ltd. promised that it would continue to perform the commitments made by Shenzhen Construction Investment Holdings Corporation in share merger reform after accomplishment of share transfer procedure. On Feb. 15, 2006, the commitments were performed over.

3. Commitments of conditional sale:

Nontradable shares held by it would not be traded or transferred within 12 months from the date the Share Merger Reform Plan was implemented; after the expiration of the aforesaid promise, the proportion in the total shares of the Company taken up by the originally nontradable shares sold through listing and trading at Stock Exchange would not exceed five percent within 12 months, and not exceed ten percent within 24 months. At present, the company did not touch the conditions of commitments.

VII. The Company engaged Shenzhen Nanfang Minhe Certified Public Accountants to take care of the auditing work for the year 2005 of the Company. The said Certified Public Accountants had provided annual auditing services to the Company since 2001. According to agreement, the Company would pay RMB 0.88 million to Shenzhen Nanfang Minhe Certified Public Accountants as the auditing fee.

Section IX. Significant Events

I. Significant lawsuits and arbitrations

As to the significant lawsuits and arbitrations in which the Company had been involved in the report period, please refer to Note 8 of the Financial Statements.

II. The Company had not made any important purchases or sales of assets in the report period.

III. Please refer to Note 7 of the Financial Statements for related parties of and related transactions of the Company.

IV. The Company had not signed any important contracts of entrustment, contracting or leasing in the report period, nor had it entrusted others with assets management.

V. Guarantees

Unit: RMB'0000

External guarantees of the Company (excluding guarantees for holding subsidiaries)						
Name of the guarantee	Date of happening (the agreement-signing day)	Amount of guarantee	Type of guarantee	Guarantee term	Accomplished or not	For related parties or not
Total guarantee amount in the report period						
Total guarantee balance at the end of the report period						
Guarantees for holding subsidiaries of the Company						
Total guarantee amount for holding subsidiaries in the report period						2200
Total guarantee balance for holding subsidiaries at the end of the report period						2200
Total guarantee amount of the Company (including guarantees for holding subsidiaries)						
Total guarantee amount						2200
Total guarantee amount taking up the net assets of the Company						2.08%
Irregular guarantees of the Company						
Amount of the guarantees for holding shareholders and other related parties of which the Company held less than 50% shares						0.00
Amount of the debt guarantees directly or indirectly for guarantees with an asset-liability ratio exceeding 70%						1000 (paid off in Feb. 2006)
Guarantee amount exceeding 50% of the net assets or not (yes or no)						No
Total irregular guarantee amount						1000

In the report period, there was a mortgage guarantee for the owner's building amounting to RMB 201.42 million still remaining unaccomplished. As to this kind of guarantee, the possibility of shouldering joint-payment responsibility is relatively small.

VI. Commitments made by the controlling shareholder of the Company in the share merger reform

1. The controlling shareholder of the Company promised on the relevant matters related with the share merger reform plan of SPG:

"1. the company would abide by the relevant laws, regulations and rules, and fulfilling the legal responsibilities promised obligation; 2. the company declared: "The Promisor would dutifully fulfill its commitments and shoulder corresponding legal responsibilities. Only if the assignee agree and have the ability to shoulder the commitment responsibility, the Promisor would never transfer the shares held by it."; and, 3. the company made the commitment: "The Promisor hereby promises that, should the Promisor failed to fulfill its commitment or not fully fulfill its commitment, it would compensate other shareholders for their losses suffered thereafter". At present, the company did not touch the conditions of commitments.

Section VIII. Report of the Supervisory Committee

In 2005, the Supervisory Committee had dutifully performed the supervisory obligations endowed by laws and regulations in accordance with regulations of Company Law, Securities Law, and Articles of Association of the Company and with the support of the Board, the management team and the vast shareholders, In the report period, the Supervisory Committee had held 4 meetings, presented at 2 shareholders' general meetings and attended 6 meetings of the Board as non-voting delegates.

I. Meetings held in the report period

1. The 1st meeting was held on Apr. 22, 2005, in which examined and approved Annual Report 2004 and its Summary, Work Report 2004 of the Supervisory Committee, Financial Report and Profit Distribution Plan and the 1st Quarterly Report 2005.

2. The 2nd meeting was held on May 30, 2005, in which examined and approved Rules of Procedure for the Supervisory Committee.

3. The 3rd meeting was held on Aug. 22, 2005, in which examined and approved Semi-annual Report 2005 and its Summary.

4. The 4th meeting was held on Oct. 25, 2005, in which examined and approved the 3rd Quarterly Report 2005.

II. Independent opinions of the Supervisory Committee

1. In the report period, the decision-making procedure of the Company was legal, and the inner management and control system further perfected. While performing their duties, the directors and senior administrative personnel of the Company had no deeds that were against laws, regulations or Articles of Association of the Company, or had done harm to the interests of the shareholders or the Company. But the Company's General Manager and Deputy General Manager were dismissed due to personal reason.

2. In the report period, the Company's economic benefit took a favorable turn obviously, resource integration and cost control obtained outstanding effect, assets quality took a remarkable improvement, capital strength strengthened gradually, auditing and management of financing obtained further standardization, and internal management mechanism was strengthened and perfected further, which established the base for development of the Company in the coming three years. In the report period, the unqualified report issued by Nanfang Minhe Certified Public Accountants had been true and accurate, and its analyses practical. It had objectively reflected the financial status and the present operation of the Company.

3. The related transactions occurred in the report period were fair, and no harm had been done to the interests of the Listed Company. In the report period, the Company had not purchase and sell any assets, nor raise any funds.

The resolutions related with the Board meeting were published in China Securities Journal and Ta Kung Pao dated May 31, 2005.
3. The 3rd meeting was held on June 20, 2005, 9 directors attended the Board meeting and 3 directors were absent from the meeting. The meeting examined and approved the Proposal on Joining the Auction of Lianfeng Cement Manufacturing Company.
4. The 4th meeting was held on Aug. 22, 2005, 8 directors attended the Board meeting, in which examined and approved the proposal on Semi-annual Report 2005 and its Summary.
The resolution related with the Board meeting was published in China Securities Journal and Ta Kung Pao dated Aug. 24, 2005.
5. The 5th meeting was held on Oct. 25, 2005, 7 directors attended the Board meeting and 3 directors were absent from the meeting. The meeting examined and approved the 3rd Quarterly Report 2005 and Proposal on Dissension Intermediation of Shantou Jinye Island Xinfeng Building Project.
6. The 6th meeting was held on Dec. 9, 2005, 6 directors attended the Board meeting and 2 directors entrusted other directors to vote. The meeting examined and approved the following proposals: the Proposal on Engaging Senior Executives, the Proposal on Dismissing Chen Wuhua from the post of General Manager and Liang Song from Deputy General Manager.
The resolution related with the Board meeting was published in China Securities Journal and Ta Kung Pao dated Dec. 13, 2005.

(II) The Board's implementation of the resolutions made by the Shareholders' General Meeting

1.The 13th Shareholders' General Meeting of the Company had formed such resolutions concerning the profit distribution plan of 2004, amendment of the Articles of Association and establishing Rules of Procedure for the Board of Directors and so on. Authorized by the Shareholders' General Meeting, the Board had strictly carried out the aforesaid resolutions. In the report period, the Company had no plans of profit appropriation or conversion of public reserve into share capital, nor was there any rationed share or issuance of new share.
2. The Board of Directors strictly performed the resolutions of shareholders' general meeting related with share merger reform, and implemented share merger reform plan.

X. Profit distribution preplan for the year 2005

The Company's financial settlement for the year 2005 has been audited by Shenzhen Nanfang Minhe Certified Public Accountants, as calculated according to Chinese Accounting Standards, the Company's net profit after auditing was RMB 12,100,200.79, while as calculated according to International Accounting Standards, the Company's net profit was RMB 62,442,000. Thus, the profit available for distribution for the year 2005 was RMB -1,041,713,963.52. The Board of Directors decided that the Company would not distribute profit for the year 2005 after discussion.

XI. The newspapers chosen by the Company for information disclosure remained unchanged, namely China Securities Journal (domestic) and Ta Kung Pao (overseas).

XII. Special explanation of independent directors on the Company's guarantee and performing the regulations of Circular Concerning Some Issues on Regulating the Funds between Listed Companies and Associated Parties and Listed Companies' Provision of Guaranty to Other Parties and independent opinions

We checked and approved the external guarantee, capital occupied by related parties disclosed in Annual Report 2005 and Financial Report of SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd. and the relevant information, and made the following explanation on the external guarantee and capital occupied by related parties:

1. No external guarantee occurred in the report period.

There was the balance of mortagage guarantee amounting to RMB 201.42 million the Company did not settle yet in the report period, and possibility of jointly discharging responsibility borne by the Company due from the said guarantee is little.

2. The largest shareholder of the Company did not occupy capital of the Company.

Some existing accounts receivable from related parties are due to loan that the Company invested subsidiaries over the past years. Thus, we believed that the Company could quite perform Circular Concerning Some Issues on Regulating the Funds between Listed Companies and Associated Parties and Listed Companies' Provision of Guaranty to Other Parties.

8. Net cash flow arising from operating activities was RMB 266.27 million, with an increase of RMB 258.34 million compared with RMB 7.93 million realized in the same period of last year, which was mainly because that cash received from selling commodities and providing labor services amounted to RMB 940.323 million, with an increase of RMB 351.41 million compared with the same period of last year, by 59.67%; cash paid for purchasing commodities and receiving labor service amounted to RMB 499.876 million, with an increase of RMB 8.27 million over the same period of last year, by 1.77%. The growth range of cash inflow was more than one of cash outflow, thus, the Company's cash flow showed a good tendency, which is beneficial to development of the Company for the future.

VIII. The Company's outlook for the future development

2006 is the beginning year of "the eleventh five-year plan", real estate industry, especially for living estate industry is still an important supporting industry of our harmonious society. Therefore, company manage will be target at enhancing economic performance, reshaping enterprise brand, deeply develop "brand-reshape-year" activity, promote brand by successful project, promote economic return by brand development, reinforce marketing service, rebuilding SPG company brand and image. Reshape SPG enterprise culture based on "Harmonious, Responsibility, Revolution, and Honest", enforce enterprise coherence and centripetal force. Reinforcing enterprise management, establishing management workflow around system-building, and restructuring modern enterprise management model and operation style. Highly recognition of layout design and project management, launch refined real estate with modern design, building SPG image in the market, making enterprise economic performance and market image rising stably, working hardly for SPG return to one of Shenzhen real estate market leaders position.

1. Concentrating advantage resource quickly, and focus on major business development.

Major business of this year is Shantou project, Guangzhou project and Star Lake Garden phrase III, Guangzhou project targeted at starting sell this May, Star Lake Garden should be reach selling qualification in this year.

2. Transacting capital asset energetically:

(1) quit surplus and unsuitable projects; (2) large vacancy real estate need to be transacting this year, target at 40,000 to 50,000 square meters, change bad structure with over stock-in-trade; (3) continue to deal with problems arising from quit projects; (4) exploring a new develop approach combined perfectly with production operation and capital operation.

3. Reinforce management, increase income and cut expense.

Firstly, perfect all management system, and establish related business workflow, promote enterprise management into a new level. Secondly, promote budget management entirely and firmly, reinforce internal audit independence and enlarge audit scope, make a new criterion of finance and capital management, control expense strictly. The third is continuing promote "income and expenses" management, centralized manage and using group resource. The fourth is reinforcing all the accounts receivable settlement, especially to enlarge executive power to that success ending case, and settle accounts receivable will be an item in this year performance evaluation. The fifth is strength cost and expense control, cut cost expense, based on perfecting system and mechanisms.

IX. Routine work of the Board of Directors

(I) In the report year, particulars about meeting of the Board and contents of the resolutions

In 2005, particulars about holding of meetings of the Board were as follows:

1. The 1st meeting was held at the meeting room of the Group on Apr. 22, 2005, 10 directors attended the meeting and 1 director entrusted another to vote. The meeting examined and approved the following proposals: Annual Report 2004 and its Summary, 2004 Profit Distribution Plan and the 1st Quarterly Report 2005.

The resolutions related with the Board meeting were published in China Securities Journal and Ta Kung Pao dated Apr. 26, 2005.

2. The 2nd meeting was held on May 30, 2005, 9 directors attended the Board meeting and 3 directors entrusted other directors to vote. The meeting examined and approved the following proposals: the Related Transaction Agreement of Housing Sale Agreement, Rules of Procedure for the Shareholders' General Meeting, Rules of Procedure for the Board of Directors and Proposal on Amending the Articles of Association of the Company.

(II) Analysis of operating results

1. In 2005, the Company realized total profit amounting to RMB 11.01 million, with an increase of RMB 152.7 million over the same period of last year; net profit amounting to RMB 12.1 million, with an increase of RMB 154.41 million over the same period of last year, which turned losses into profit.

2. The Company realized profit from main operations amounting to RMB 852.14 million in 2005, with an increase of RMB 281.60 million compared with RMB 570.54 million realized in the same period of last year, by 49.36%;

3. The Company realized profit from main operations amounting to RMB 85 million, with a sharp decrease over the same period of last year amounting to RMB 27.94 million, mainly because income from main operations increased by 49.36% and gross profit ratio increased by 8.66% year-on-year. Increase in gross profit ratio year-on-year was mainly because gross profit ratio of real estate industry has increased by 14.95% year-on-year due to steady growth in market price of real estate.

4. Administrative expense was RMB 66.41 million in the report period, a decrease of 38.42% compared with the same period of last year, which was mainly because: (1) the Company sold Yitai Building, wrote off reserve for falling price of inventories withdrawn amounting to RMB 56.02 million, and wrote back reserve for falling price of inventories withdrawn on BiTongHai Garden over the past years amounting to RMB 8.4 million; (2) the Company withdrew reserve for bad debts amounting to RMB 36.5771 million, of which, ① the Group additionally withdrew reserve for bade debts amounting to RMB 27.481 million on lawsuit case of Guoxing Building, and withdrew reserve for bad debts of SPG General Merchandise amounting to RMB 139,700, and withdrew bad debts of Lianhua Company amounting to RMB 2 million; ② Bonded Company withdrew reserve for bad debts amounting to RMB 6.8456 million on toluene business, and Petrel Hotel withdrew reserve for bad debts amounting to RMB 110,700 on accounts receivable.

5. Financial expense of the report period increased by 48.41% compared with the same period of last period, which was mainly because that net loss of exchange due to change of exchange rate in the report period increased by RMB 6.71 million, and interests income decreased by RMB 3.92 million.

6. Investment income amounted to RMB 46.536 million, which has increased by a big margin compared with the same period of last year, the details are as follows:

Items	2005	2004
Income from stock investment	69,753.49	58,084.29
Profit distributed by enterprise joint venture company and affiliated	1,660,097.38	1,068,628.88
Net increase/decrease of equity of investees adjusted at the year-end	(1,278,060.58)	(13,583,346.89)
Amortization of equity investment balance	(1,397,348.64)	(1,397,348.64)
Income from disposal of equity investment and debts investment	46,507,481.54	3,100,744.01
Withdrawing reserve for devaluation of long-term investment	(3,069,704.88)	--
Other investment income	4,044,175.16	--
Total	46,536,393.47	(10,753,238.35)

7. Non-operating expense

Items	2005	2004
Expenditure of contractual fine and penalty	197,933.89	3,317,727.97
Losses due from lawsuit and arbitration	1,164,150.94	13,966,176.24
Net loss from disposal of fixed assets	1,385,716.78	20,715.66
Donation expenditure	69,000.00	20,000.00
Other	81,473.49	395,940.97
Total	2,898,275.10	17,720,560.84

In the report period, non-operating expenses decreased by 83.64% compared with the last period, which was mainly because that loss due from lawsuit and arbitration in the report period has decrease by a large margin over the last period.

2. Investment with non-raised proceeds

Unit: RMB'0000

Name of projects	Amount of projects	Rate of progress of projects	Income from projects
BiTongHai Garden	17,394.00	Completed	Sales income of RMB 66.18 million, cost of RMB 45.19 million and gross profit of RMB 20.99 million.
Star Lake Garden (3# and 8#)	18,152.00	8# was completed and it is estimated that 3# will start in Oct. 2006	Sale income of RMB 107.29 million, cost of RMB 86.23 million and gross profit of RMB 21.06 million
Yitai Center	52,138.00	Completed	Sales income of RMB 156.07 million, cost of RMB 191.8 million, writing back reserve for falling price of inventories, of which, writing off administrative expense of RMB 56.02 million and transferring RMB 21.59 million into capital reserve
Total	87,684.00		

VII. In the report period, analysis on financial status and operating results

(I) Analysis of financial status

Itmes	Amount at the year-end (RMB'0000)	Amount at the year-begin (RMB'0000)	Increase/decrease (RMB'0000)	Increase/decrease (%)
Total assets	228,031	251,899	-23868	-9.46%
Total liabilities	124,147	153,161	-29,014	-18.94%
Owner's equity	105,697	100,207	5,490	5.48%

Main reasons for affecting change of total assets, total liabilities and shareholders' equity are as follows:

(1) Accounts receivable decreased by 16.33%, which was mainly because that the Company received the partial accounts receivable in the report period.

(2) Decrease of other receivables was mainly because that the Company withdrew reserve for bad debts and received the partial accounts receivable.

(3) Increase of accounts payable was mainly because that the Company Bonded Company increased loan to export agent.

(4) Increase of subsidy receivable was mainly due to export tax rebate received by Bonded Company.

(5) Decrease of inventories was mainly because that cost carried forward from selling buildings was more than input. In the report period, the headquarters of SPG carried forward the partial sales cost of such new buildings as Star Lake Garden and BiTongHai Garden.

(6) Increase of deferred expense was mainly due to increase of sale tax and extra of funds from buildings receivable in advanced.

(7) Decrease of long-term equity investment was mainly because that the Company carried forward investment of Shenzhen Zhu Yuan Enterprise Co., Ltd. and Haerbin Jianfeng Technology Development Company invested by the Company and equity of Jilin Pharmaceutical Co., Ltd. held by the Company.

(8) Increased of long-term debts was mainly because that the Company did not consolidate accounting statement of Shenyang Tongxin Properties Development Co., Ltd., thus debts occurred from this was transferred into long-term debts.

(9) Decrease of construction in project was mainly because that the Company carried forward Zhu Yuan Mansion. For details, please refer to explanation on investment income.

(10) Decrease of intangible assets was mainly because that the Land Report of Shantou Jinye Island was re-planed in the report period and was developed, and transferred the balance of land use right into development cost.

(11) The balance of advance receivable at the period-end has increased by a big range with 76.53% compared with the period-begin, which was due to increase of funds from preselling buildings that in the report period.

(12) Decrease of dividend payable was mainly because that the Company refunded dividends over the past years owed by the Company to Shenzhen Investment Holdigs Co., Ltd..

(13) The balance of accrual expense has increased by 126.96% compared with the last period, which was mainly because that the Company withdrew engineering payment of BiTongHai Garden and the 3rd phase of Star Lake Garden in the report period.

(14) Increase of shareholders' equity (net assets) was mainly due to net profit realized at in the report period, increase of translation balance in foreign currency statement, and increase of capital reserve which was because the Company sold the 1st -5th floor side building of Yitai Building with commercial properties area of 11,931.54 square meters and 48 sets commercial residential building with 2,812.05 square meter on 9th -11th of Tower B of Yitai Building to Shenzhen Investment Holdings Co., Ltd. with RMB 118.76 million. The funds selling building directly cancelled out dividends owed by the Company to Shenzhen Investment Holdings Co., Ltd.. No influence on net profit due to the said related transaction, but capital reserve has increased by RMB 21.587 million.

4. Explanation on change of profitability of main operations

In the report period, the Company's profit from main operations amounting to RMB 85 million has increased by a big margin compared with RMB 27.94 million realized in the same period of previous year, which was mainly because income from main operations has increased by 49.36% year-on-year and gross profit ratio has increased by 8.66% year-on-year. Increase of gross profit ratio year-on-year was mainly because gross profit ratio of real estate industry has increased by 14.95% year-on-year due to steady growth in market price of real estate.

III. Operations and achievements of main holding and share-holding companies of the Company

Names of companies	Business scope	Income from main operations(RMB)	Total profit (RMB)	Net profit (RMB)	Registered capital (RMB'0000)
Shenzhen Petrel Hotel Co., Ltd.	Hotel Service	25,577,582.81	94,773.41	94,773.41	3000
Shenzhen Property Management Co., Ltd.	Property management service	75,315,678.85	1,680,347.67	1,236,077.85	725
Shenzhen Zhentong Engineering Co., Ltd.	Fixing and maintenance of projects	98,446,923.89	-3,170,574.78	-3,170,574.78	1000
Shenzhen Zhu Yuan Tong Mini-bus Rent Co., Ltd.	Rent of mini-bus	3,513,453.00	906,102.55	770,187.17	1029
Shenzhen SP Bonded Trade Co., Ltd	Import & Export trade and bonded business	92,151,416.61	-9,475,060.36	-9,475,060.36	500
Shenzhen Special Economic Zone Real Estate (Group) Guangzhou Real Estate Co., Ltd.	Development and operation of real estate	7,920,304.05	1,048,863.04	647,609.04	2000
Xin Feng Property Co., Ltd.	Investment and holding	6,388,961.22	-19,046,549.87	-20,638,788.64	HKD100
Xin Feng Enterprise Co., Ltd.	Investment, management, and consultancy	24,986,494.63	33,397,936.67	33,397,936.67	HKD100
Shenzhen Huazhan Construction Supervision Co., Ltd.	Construction and supervision	3,252,154.00	134,398.98	134,398.98	800

IV. Main suppliers and customers

Unit: RMB' 0000

Total amount of purchase of the top five suppliers	25,358.93	Proportion in the total amount of purchase	29.76%
Total amount of sales of the top five sales customers	13,685.71	Proportion in the total amount of sales	26.83%

V. Problems, difficulties, and dissolution plans in operation

1. Operation problem and difficulty:

(1) Bottleneck of capital needs to breakthrough. Real estate has long- term investment period, with large capital amount and high risky, which decide company's competition is still weaker. (2) Brand image needs to be reshaped. Real estate industry becoming more and more brand-oriented, therefore, brand reshaping will be our important issue and task. (3) Historical difficulty problems need to be solved. First is a little deposit capital needs to be settle down; then, some shutout and close down enterprises could not be liquidated and logout for complicated creditor's right and liability relationship; the third problem is success ending case met "execute-difficulty" problem. The last problem is large vacancy buildings waiting to sell. (4) Capital reserving is still not enough, and development space is quite limited. (5) Macro-control and national economic entering a new period, which makes enterprise operation macro-environments becoming more complicated.

2. Proposed solutions for the above problem and difficulty:

(1) Strengthening leader team building and management team constructing, build a high-quality marketing team. (2) Concentrating advantage resource quickly, and focus on major business development. (3) Transacting capital asset energetically, and giving great support to new project development. (4) Balance enterprise development and stabilization properly, keeping stable progress. (5) Reinforce management, increase income and cut expense. (6) Enlarge investment at company culture, reform enterprise culture and spirit.

VI. Investment

1. In the report period, the Company had no raised proceeds, nor raised proceeds lasting to the report period.

Section VII. Report of the Board of Directors

I. Analysis on overall operation in the report period

In 2005, the Company realized income from main operation amounting to RMB 852.14 million, with an increase of RMB 281.6 million compared with RMB 570.54 realized in the same period of previous year, as well as growing range of 49.36%; achieved profit from main operation amounting to RMB 85 million, with an increase of over 200% compared with RMB 27.94 million realized in the same period of previous year; realized total profit amounting to RMB 11.006 million, with an increase of RMB 152.702 million compared with the same period of previous year; realized net profit amounting to RMB 12.1002 million, with an increase of RMB 154.4079 million compared with the same period of previous year. The increase or decrease of main operations are as follows:
(1) The sales income from real estates industry, the core industry of the Company, has increased by a big margin, up 201.16% over the same period of previous year, which was mainly because that the headquarters of SPG pushed two new buildings in 2005, namely BiTongHai Garden and Star Lake Garden, and strengthened to sell former building, such as Yitai Center, Xingye Building, Xilong Building and its Tower and other buildings. (2) Income from housing lease has decreased by 17.7% compared with the same period of pervious year, which was mainly due to decrease of leasing income from subsidiaries. (3) Income from construction fixing and properties management has deceased a little compared with the same period of previous year. (4) Income from commodity communication industry has decreased by a large range, down 34.14% compared with the same period of last year, which was mainly because that Bonded Trade Co., Ltd. stopped to operate import of toluene. (5) Income from hotel and dietetic service has increased by 65.32% compared with the same period of last year, which was mainly because that Petrel Hotel, a company under the Company, got better in 2005, income from guest rooms and travel industry resulted in increase of housing rate and

II. Scope of main operation and status

1. The Company belongs to real estate industry and is engaged in the development of real estate and sales of commercial house, lease and management of property, construction decoration and fixing, retail and trade of commodities and hotel and meal and eating service.

2. Particulars about composing of income from main operations and profit from main operations classified according to industry:

Industries	Operating income		Operating cost		Operating gross profit	
	2005	2004	2005	2004	2005	2004
Development and operation real estate	531,061,153.71	176,341,059.29	451,687,250.23	176,285,784.03	79,373,903.48	55,275.26
Income from lease of housing	55,377,640.94	67,322,238.83	27,312,385.67	30,469,558.85	28,065,255.27	36,852,679.98
Construction fixing	98,446,923.89	109,940,750.27	92,404,217.83	101,182,331.06	6,042,706.06	8,758,419.21
Property management	64,047,096.58	70,066,379.04	57,260,870.63	63,191,717.53	6,786,225.95	6,874,661.51
Travel, hotel Meal service	25,577,582.81	15,471,212.90	14,966,455.12	10,501,266.87	10,611,127.69	4,969,946.03
Commodity circulation	92,151,416.61	139,932,079.13	91,170,799.58	148,091,683.36	980,617.03	(8,159,604.23)
Other	7,320,366.38	6,456,019.90	980,709.33	2,298,326.54	6,339,657.05	4,157,693.36
Internal offsetting	(21,840,982.71)	(14,988,004.16)	(7,374,075.12)	(10,900,191.02)	(14,466,907.59)	(4,087,813.14)
Total	852,141,198.21	570,541,735.20	728,408,613.27	521,120,477.22	123,732,584.94	49,421,257.98

3. Particulars about composing of income from main operations and profit from main operations according to areas:

Unit: RMB'0000

Areas	Income from core business	Increase/decrease of income from core business over last year(%)
Domestic	84,877.84	46.02%
Overseas	2,520.38	493.38%

Section VI. Briefs about the Shareholders' General Meeting

I. The 1st Extraordinary Shareholders' General Meeting 2005:

The Company held the 1st extraordinary shareholders' general meeting 2005 at 9:00 am of Feb. 1, 2005. The relevant public notice on resolutions was published in China Securities Journal and Ta Kung Pao and website appointed by CSRC dated Feb. 2, 2005.

II. The Annual Shareholders' General Meeting 2004 (the 13th Shareholders' General Meeting):

The Company held the annual shareholders' general meeting 2004 (the 13th shareholders' general meeting) at 9:00 am of June 30, 2005. The relevant public notice on resolutions was published in China Securities Journal and Ta Kung Pao and website appointed by CSRC dated July 1, 2005.

1. Business:

The Company possessed independent production, supply and distribution system;

2. Personnel:

The Company was absolutely independent in management of labor, personnel and salaries from the controlling shareholders. All the senior executives of the Company took no office title concurrently and received no remunerations from the Shareholder Company.

3. Assets:

The Company possessed independent and integrated assets and the property of the Company is transparent.

4. Organization:

The Board of Directors and the Supervisory Committee operated independently. There existed no superior-inferior relationship between the controlling shareholder and its function department and the Company.

5. Financing:

The Company has independent financial department, independently accounted and paid taxes according to the law. The Company established a complete set of accounting systems and financial accountng system and financial administrative systems. The Company opened independent bank accounts.

IV. The equity encouragement plan to senior executive of the Company was preparing.

Section V. Corporate Governance

I. Actual status of corporate governance

Always in accordance with the requirements of the PRC Company Law, Securities Law and other laws and regulations, the Company continuously perfected its corporate governance, standardized its operation, and actively established amplified modern enterprise system. In the report period, the Company revised such standardization documents as the Articles of Association of the Company, Rules of Procedure for the Shareholders' General Meeting, Rules of Procedure for the Board of Directors timely, which provided the strong safeguard for perfecting corporate governance and standardizing operation.

1. Shareholders and Shareholders' General Meeting:
Preparations and holding of the shareholders' general meeting and disclosure of the meetings were carried through normatively in line with the regulations; all shareholders were on an equal footing and could fully exercise their legal rights.

2. Directors and the Board of Directors:
Preparations and holding of the Board meeting and disclosure of the meetings were carried through normatively in line with the Articles of Association of the Company and Rules of Procedure for the Board of Directors; the Board of Directors could normally exert its decision-making right. All directors and independent directors could perform their obligations in a honest and diligence manner.

3. Supervisors and the Supervisory Committee:
The members composing of the Supervisory Committee are reasonable. The Supervisory Committee conducted the supervision and inspection for the significant events of the Company strictly in accordance with the Rules of Procedure for the Supervisory Committee, and exert its supervision right effectively and brought its supervision function into full play.

4. Information Disclosures:
The Board of Directors seriously performed information disclosure obligations strictly according to the relevant laws and regulations and the Articles of Association of the Company, and could publish all significant information in true, accurate, complete and timely manner.

II. Implementation of duties of independent directors

In the report period, the Company's independent directors fully performed their duties regulated in the laws and the Articles of Associations, seriously examined all proposals and expressed independent opinion on the following matters such as engaging and dismissing of senior executives and election of newly-added directors, did not propose objection to any proposals. Of which, independent director Mr. Li Qiusheng took part in examination and voting of all proposals examined by the extraordinary meetings held by means of communication voting; independent director Zong Dechun took part in examination and voting of proposals examined by all Board meetings; independent director Hou Liying took part in examination and voting of proposals examined by all Board meetings held by means of field voting.

III. Situation on independence of the Company from the controlling shareholders in business, personnel, assets, organization and financing of the Company

The Company was independent in business, personnel, assets, organization and financing from the controlling shareholders, possessed independent operation capability facing the market.

Name	Position	Gender	Age	Office term	Total payment drawn from the Company in the report period (RMB'0000)	Drawing payment from the shareholding companies or other related parties or not(Yes/No)
Shao Zhihe	Chairman of the Board	Male	55	Dec. 28, 2002 till now	25.34	No
Zhuang Chuanghui	Chairman of the Supervisory Committee	Male	51	Jan. 28, 2003 till now	25.82	No
Xu Zhenhan	Director	Male	52	Jan. 28, 2003 till now	0	Yes
Peng Naidian	Director	Male	57	Sep. 28, 1996 till now	20.58	No
Xie Guangliang	Director	Male	47	Feb. 2, 2005 till now	0	Yes
Li Qiusheng	Independent director	Male	42	Feb. 2, 2005 till now	3.6	No
Zong Dechun	Independent director	Male	64	Jun. 28, 2004 till now	3.6	No
Hou Liyin	Independent director	Female	51	Jun. 28, 2004 till now	3.6	No
Wu Zhiyong	Supervisor	Male	34	Jan. 28, 2003 till now	0	Yes
Lin Huimei	Supervisor	Female	50	Jun. 28, 2004 till now	15.530	No
Xiong Xingnong	Supervisor	Male	49	Jun. 28, 2004 till now	12.450	No
Deng Kangcheng	Supervisor	Male	39	Jun. 28, 2004 till now	0	Yes
Luo Kunquan	Deputy General Manager	Male	50	Jan. 28, 2003 till now	20.52	No
Shen Yuesheng	Deputy General Manager	Male	46	Jan. 28, 2003 till now	20.54	No
Luo Zichao	Deputy General Manager	Male	45	Aug. 12, 2003 till now	20.49	No
Chen Ji	Secretary of the Board	Male	33	Jan. 28, 2003 till now	15.49	No
Chen Wuhua	Director	Male	53	Jan. 28, 2003 -Mar. 2006	23.54	No
Liang Song	Director	Male	42	Jan. 28, 2003 -Mar. 2006	19.71	No
Yang Shaojia	Independent director	Male	73	Jun. 28, 2002 -Mar. 2006	3.6	No
Total					234.41	

Director Xie Guangliang, Xu Zhenhan, and supervisor Deng Kangcheng drew their salaries from shareholding companies, not from the Company. Supervisor Wu Zhiyong drew his salary from Shenzhen Petrel Hotel Co., Ltd., a second enterprise of SPG.
Annual allowance for every independent director in 2005 was RMB 36,000 (including tax), and they received no other rewards besides this from the Company.

IV. Particulars about leaving post, engaging and dismissing

1. In the report period, directors, supervisors and senior executives leaving his post are as follows:

(1) Director Zhou Fushen left his post from the Company;
(2) Director Ma Jianhua was dismissed from his post due to personal reason;
(3) General Manager Chen Wuhua was dismissed from his post due to personal reason;
(4) Deputy General Manager Liang Song was dismissed from his post due to personal reason;
(5) Director Yao Ruisheng resigned from the post of Director for retirement;
(6) Independent Director Zheng Tianlun resigned from his post due to personal reason.

2. In the report period, the Company newly added Director Xie Guangliang and Independent Director Li Qiusheng.

V. Number of employees, professional/occupational composition, education background and retired employees

By the end of the year 2005, the Group had totally 2421 employees, including 1253 production personnel, 139 sales personnel, 491 technicians, 225 financial personnel and 313 administrative personnel. Among them, 233 undergraduates or above, 275 graduated from 3-years regular college, 337 from technical secondary school, 1576 from senior high school or below. The Company had 247 retirees.

13. Luo Kunquan: Oct. 1987 - Sep. 1990, vice factory director, Guangdong Xingning County Brewage Machinery Factory; Sep. 1990 - Jul. 1993, Manager, Guangdong Xingning County Foreign-Invested Enterprise Resources Company; Aug. 1993 - Dec. 1993, General Manager, Shenzhen Communist Youth Industrial Park Industrial Company; Dec. 1993 - Jun. 1994, Manager of Shenzhen Shenhua Enterprise Company; Jun. 1994 - Nov. 1998, Manager of Shenzhen Shenhua Property Development Company; Nov. 1998 - Dec. 2002, Deputy General Manager of Shenzhen Shenhua Group Company; Dec. 2002 - Dec. 2005, Deputy General Manager of the Company. He took the post of Standing Deputy General Manager of the Company since Dec. 2005.

14. Shen Yuesheng: Sep. 1983 - Apr. 1984, technician of the 1st team, Shenzhen No. 3 Construction Engineering Company; Apr. 1984 - Oct. 1987, technician of the Development Department of Shenzhen Eastern Development (Group) Company; Oct. 1987 - May 1991, Vice Director and Director of the Engineering Technology Department, Shenzhen Eastern Engineering Company; May 1991 - Dec. 1993, Deputy General Manager of Shenzhen Eastern Engineering Company; Dec. 1993 - May 1999, Deputy General Manager, Standing Director, General Manager, concurrently Secretary of the CPC Branch, Chairman of the Board in Shenzhen Eastern Industrial Co., Ltd. He took the post of Deputy General Manager of the Company since May 1999.

15. Luo Zichao: Oct. 1984 - May 1993, assistant, office director, chief assistant, Shenzhen Design & Decoration Engineering Company; May 1993 - Jul. 2003, General Manager and Vice Secretary of the CPC Committee in Shenzhen Design & Decoration Engineering Company; May 1999 - Jul. 2003, General Manager, Shenzhen Construction Engineering Contractor Corporation; May 1999 - Jul. 2002, Chairman of the Board, Shenzhen Architectonic Industrial Co., Ltd.; he took the post of Deputy General Manager of the Company since Jul. 2003.

16. Chen Ji: Jul. 1995 - Jul. 1996, secretary in charge of the Comprehensive Office, Tonge Truck Transportation Company; Jul. 1996 - Mar. 2001, secretary of the CPC Office in Shenzhen Construction Investment Holdings Corporation; Mar. 2001 - Dec. 2002, director of the CPC Office of Shenzhen Urban Construction Investment Development Company; Dec. 2002 till now, he took the posts of Secretary of the Board, Director of the Board Office of the Company and office director.

17. Chen Wuhua: Jan. 1979 - Sep. 1983, company commander, 19th regiment, Capital Construction Engineer Corps; Sep. 1983 - Mar. 1989, Deputy Manager, Manager, Shenzhen No. 3 Construction Engineering Company; Mar. 1989 - May 1998, General Manager and concurrently Secretary of the CPC in Shenzhen No. 3 Construction Engineering Company; Jun. 1998 - Apr. 1999, Deputy General Manager Shenzhen East Development (Group) Company and concurrently Chairman of the Board of Shenzhen No. 3 Construction Engineering Company; Apr. 1999 - Dec. 2005, Director, General Manager and Vice Secretary of the CPC of the Company. In Dec. 2005, he was dismissed the post of General Manager of the Company.

18. Liang Song: Jul. 1985 - Aug. 1996, Deputy Manager of the Engineering Design Department, Assistant to the Manager of the Engineering Department, Manager of the Engineering Department in SPG; Sep. 1996 - Aug. 1999, Assistant to the General Manager, concurrently Manager of the Engineer Management Department in SPG; Aug. 1999 - Feb. 2003, Deputy General Manager, concurrently Manager of the Real Estate Development Department in SPG; Mar. 2003 -Dec.2005, Director, Deputy General Manager of the Company. In Dec. 2005, he was dismissed the post of Deputy General Manager of the Company.

19. Yang Shaojia: had been teacher at Jilin University; Director of the Consultation Office, Academy of Management, China Non-Ferrous Metals Corporation; Director of the Expert Committee, Beijing Zhongye Management Consulting Company; Professor, Shenzhen Accord Pharmaceutical Group Company; right now professor at the Shenzhen Senior Managers Evaluation and Recommendation Center; financial consultant, Shenzhen Trade Investment Holdings Company; independent director, Hotel Group, Luohu District; expert, Shenzhen Entrepreneurs Association, etc.. Jun. 2002 - Mar. 2006, he took the post of independent director of the Company.

III. Annual remunerations

Annual payment system had been introduced into the rewards for directors, supervisors and senior executives, of which the salaries for Chairman of the Board and General Manager had been checked and set by relevant municipal sections, while those for other senior executives had been set according to relevant systems of the Company.

4. Peng Naidian: Jul. 1973 - Dec. 1984, section chief, vice minister, and standing member, Secretary Department, Young Farmer Department, Publicity Department, Secretariat, Communist Youth League Guangdong Committee, and concurrently director of the Publicity Department; Jan. 1985 - May 1992, superintendent, and member of the CPC Organization, Guangdong Institute of Foreign Trade & Economic Development; Jun. 1992 - Sep. 1996, Assistant General Manager, Chairman of the Labor Union in Shenzhen Huihua Group Co., Ltd.; Sep. 1996 till now, Director and Vice Secretary of Discipline Inspection Committee.

5. Xie Guangliang, male, nationality of Han, party member of CPC, was born in Feng County of Jiangsu in Aug. 1958, three-year college education, engineer. He ever held the posts of assistant to manager and deputy manager in Shenzhen Mechanical Equipment Installation Company, secretary of CPC and Chairman of the Board in Shenzhen Jian An Group Co., Ltd. and vice-president of Shenzhen Construction Investment Corporation. Now he acts as deputy general manager in Shenzhen Investment Holdings Co., Ltd.

6. Li Qiusheng, male, nationality of Han, party member of CPC, was born in Hunan in July 1963, three-year college education, CPA and Certified Tax Agent. He ever held the posts of section chief of Hunan Hengshan County Auditing Bureau, auditor of Shenzhen Special Economic Zone Auditors Firm, deputy principal of Shenzhen Minzheng Certified Public Accountants. Now he acts as deputy principal of Shenzhen Zhongheng Certified Public Accountants.

7. Zong Dechun: Jan. 1981 - Aug. 1983, Director of the Political Department, 304 Regiment, Capital Construction Engineer Corps; Sep. 1983 - Feb. 1986, Vice Secretary of the CPC, Shenzhen No. 5 Construction Engineering Co., Ltd.; Mar. 1986 - Nov. 1996, Division Chief of the HR Department, Chairman of the Labor Union, Chairman of the Supervisory Committee, Shenzhen Construction Group; Dec. 1996 - Jun. 2002, Secretary of the Discipline Inspection Committee, Chairman of the Supervisory Committee in Shenzhen Construction Investment Holdings Corporation; Jul. 2002, retired; Jun. 2004, independent director of the Company.

8. Hou Liying: Aug. 1982 - Aug. 1984, Assistant Economist, Development & Design Research Institute, China National Offshore Oil Corp.; Sep. 1984 till now, associate professor, masters' instructor, College of Management, Shenzhen University. Jun. 2004, she was engaged as the independent director of the Company.

9. Wu Zhiyong: Jul. 1996 - Aug. 1999, clerk of Enterprise Development Department in SPG; Aug. 1999 - Apr. 2004, Vice Secretary of Communist Youth League SPG Committee; supervisor and deputy office director and concurrently Secretary to the General Manager in SPG; Apr. 2004 till now, Chairman of the Board, Secretary of the CPC Branch and General Manager in Shenzhen Petrel Hotel Co., Ltd. under SPG; Jan. 2003, he took the post of supervisor of the Company.

10. Lin Huimei: Jul. 1986 - Oct. 1990, Manager of the Financial Department and Vice General Manager, Nanyang Hotel under SPG; Oct. 1990 - Aug. 1995, Manager of the Financial Department in Hong Kong Xinfeng Enterprise Company under SPG; Aug. 1995 - Aug. 1999, Manager of the Planning & Finance Department under SPG; Aug. 1999 - Mar. 2000, Manager of the Securities Affairs Department of SPG; Mar. 2000 - Aug. 2003, working at the Investment Management Department of SPG; Aug. 2003 till now, Manager of the Audit Department of SPG. From Jun. 2004, she took the post of supervisor of the Company.

11. Xiong Xingnong: Jan. 1982 - Jan. 1983, trainee, Party school, Guangzhou Railway Administration; Jan. 1983 - Dec. 1995, office secretary, consultant, section chief, Guangzhou Railway Administration; Jan. 1996 - Mar. 2004, office director of SPG; Mar. 2004 till now, Vice Director of Office of the Supervisory Committee. From Jun. 2004, he took the post of supervisor of the Company.

12. Deng Kangcheng: Jul. 1991 - Dec. 1991, technician of Shenzhen Luohu Material Trading Center; Dec. 1991- Mar. 1997, Assistant Engineer, deputy section chief and section chief in Shenzhen Construction Earthwork Mechanical Engineering Company; Apr. 1997 - Sep. 2004, supervisor, vice director and director in Discipline Inspection and Supervision Office of Shenzhen Construction Investment Holdings Corporation; Oct. 2004 till now, deputy director of the Office of Shenzhen Investment Holdings Co., Ltd.. In Jun. 2004, he was elected as supervisor of the Company.

Section IV. Particulars of Directors, Supervisors, Senior Executives and Employees

I. About directors, supervisors and senior executives:

Name	Position	Gender	Age	Office term	Shares held at the beginning of the year	Shares held at the end of the year	Reason of the change
Shao Zhihe	Chairman of the Board	Male	55	Dec. 28, 2002 till now	5,000	5,000	
Zhuang Chuanghui	Chairman of the Supervisory Committee	Male	51	Jan. 28, 2003 till now	0	0	
Xu Zhenhan	Director	Male	52	Jan. 28, 2003 till now	0	0	
Peng Naidian	Director	Male	57	Sep. 28, 1996 till now	0	0	
Xie Guangliang	Director	Male	47	Feb. 2, 2005 till now	0	0	
Li Qiusheng	Independent director	Male	42	Feb. 2, 2005 till now	0	0	
Zong Dechun	Independent director	Male	64	Jun. 28, 2004 till now	0	0	
Hou Liyin	Independent director	Female	51	Jun. 28, 2004 till now	0	0	
Wu Zhiyong	Supervisor	Male	34	Jan. 28, 2003 till now	0	0	
Lin Huimei	Supervisor	Female	50	Jun. 28, 2004 till now	0	0	
Xiong Xingnong	Supervisor	Male	49	Jun. 28, 2004 till now	0	0	
Deng Kangcheng	Supervisor	Male	39	Jun. 28, 2004 till now	0	0	
Luo Kunquan	Deputy General Manager	Male	50	Jan. 28, 2003 till now	0	0	
Shen Yuesheng	Deputy General Manager	Male	46	Jan. 28, 2003 till now	0	0	
Luo Zichao	Deputy General Manager	Male	45	Aug. 12, 2003 till now	0	0	
Chen Ji	Secretary of the Board	Male	33	Jan. 28, 2003 till now	0	0	
Chen Wuhua	Director	Male	53	Jan. 28, 2003 -Mar. 2006	0	0	
Liang Song	Director	Male	42	Jan. 28, 2003 -Mar. 2006	0	0	
Yang Shaojia	Independent director	Male	73	Jun. 28, 2002 -Mar. 2006			

Note: director Xie Guangliang and Xu Zhenhan, and supervisor Deng Kangcheng held positions in shareholding units. As to their positions and office terms, please look up at the back.

II. Particulars about the main working experiences and concurrent posts of the directors, supervisors and senior administrative personnel

1. Shao Zhihe: Aug. 1981 - Sep. 1983, commander, 13th company, 4th barrack, 302 regiment, Capital Construction Engineer Corps; Sep. 1983 - Oct. 1995, Manager, Installation Branch, Shenzhen Municipal Engineering Corporation; Oct. 1995 - May 1999, Vice General Manager of Shenzhen Tonge Group; May 1999 - Dec. 2002, General Manager and Vice Secretary of CPC, Shenzhen Urban Construction Investment & Development Company; Dec. 2002 till now, Secretary of the CPC and Chairman of the Board of the Company.

2. Zhuang Chuanghui: Feb. 1983 - Mar. 1986, promulgation chief, Cannon Regiment, 42 Army; Mar. 1986 - Dec. 1987, deputy section chief of the Cadre Section, deputy director of the Office, Economic Work Department, Huizhou Local CPC Committee; Dec. 1987 - Jul. 1989, deputy director of the Office, section chief of the Statistics Section, Huizhou local Administration for Industry & Commerce; Jul. 1989 - Feb. 1997, senior staff member, principal staff member, discipline inspector of deputy section chief level, vice director of the Office (section chief level), No. 1 Office, Shenzhen Commission for Discipline Inspection; Feb. 1997 - May 1999, Vice Secretary of Commission for Discipline Inspection, Shenzhen Construction Investment Holdings Corporation; May 1999 - Jan. 2003, Vice Secretary of CPC, director in SPG. Jan. 2003 till now, Vice Secretary of CPC, Chairman of the Supervisory Committee of the Company

3. Xu Zhenhan: once had been commander-level secretary in charge, 802 Regiment, Capital Construction Engineer Corps; clerk, Vice Secretary of Discipline Inspection Committee, director at the CPC Office, Secretary of Discipline Inspection Committee, Vice Secretary of the CPC in Shenzhen Mechanical Equipment Installation Company; Vice Secretary of Discipline Inspection Committee, Shenzhen Construction Investment Holdings Corporation. He held the post of Vice Secretary of Discipline Inspection Committee of Shenzhen Investment Holdings Co., Ltd. since Oct. 2004.

Particulars about shares held by the top ten shareholders

Name of shareholder	Type of shareholders	Proportion	Total number of shares held	Number of nontradable shares held	Share pledged or frozen
SHENZHEN CONSTRUCTION INVESTMENT HOLDINGS CORP.	State-owned shareholder	73.52%	743,820,000	743,820,000	
China Construction Bank - BOSHI YUFU SECURITIES INVESTMENT FUNDS	Other	0.09%	859,918		
CHU KOON YUK	Foreign shareholder	0.07%	720,000		
ORE BURNS (AUSTRALIA)	Foreign shareholder	0.06%	600,000		
HU YAN FEN	Foreign shareholder	0.06%	600,000		
LAI KONG SUNG	Foreign shareholder	0.06%	558,100		
SHUM YIP KWAN WING DEVELOPMENT LTD	Foreign shareholder	0.05%	480,800		
YANG YAO CHU	Foreign shareholder	0.05%	477,000		
ZHU LI RONG	Foreign shareholder	0.04%	397,800		
MA ZE QI	Foreign shareholder	0.04%	392,000		

Particulars about shares held by the top ten shareholders holding tradable shares

Name of shareholders	Numbers of tradable shares held	Type of shares
China Construction Bank - BOSHI YUFU SECURITIES INVESTMENT FUNDS	859,918	RMB ordinary share
CHU KOON YUK	720,000	Domestically listed foreign share
ORE BURNS (AUSTRALIA) PTY.LIMITED	600,000	Domestically listed foreign share
HU YAN FEN	600,000	Domestically listed foreign share
LAI KONG SUNG	558,100	Domestically listed foreign share
SHUM YIP KWAN WING DEVELOPMENT LTD	480,800	Domestically listed foreign share
YANG YAO CHU	477,000	Domestically listed foreign share
ZHU LI RONG	397,800	Domestically listed foreign share
MA ZE QI	392,000	Domestically listed foreign share
SHAO ZI QIN	376,630	Domestically listed foreign share
Explanation on associated relationship among the above shareholders or acting-in-concert		Unknown

2. The controlling shareholder of the Company:

On Oct. 13, 2004, the Company's controlling shareholder was changed into Shenzhen Investment Holdings Co., Ltd. from Shenzhen Construction Investment Holdings Corp. (the relevant equity transfer was finished on Feb. 14, 2006), Shenzhen Investment Holdings Co., Ltd. was a wholly state-owned sole limited company, who was founded on Oct. 13, 2004 with a registered capital of RMB 4 billion as well as legal representative Chen Hongbo. Its business scope included: providing guarantees for municipal state-owned enterprises, management of state-owned equity, and assets restructure, reformation, capital operation and equity investment of enterprises, etc.. The ultimate controller of the Company was Shenzhen State-owned Assets Supervision Administrative Committee. SASAC of Shenzhen was located at Investment Building, Shennan Av., Futian District, Shenzhen, as well as the post code 518029.

The property right and controlling relationship between the Company and the actual controller are as follows:

SASAC of Shenzhen

↓

Shenzhen Investment Holdings Co., Ltd.

↓

The Company

Section III. Change of Share Capital and Particulars of Shareholders

I. Statement of change in share capital

(I) In the report period, the Company's total shares and structure of share capital remained unchanged.

(II) On Feb. 15, 2006, the Company implemented the share merger plan; thus, the Company's shares structure was adjusted as follows:

Type of shares	Before the change		Increase/decrease in this time (+, -)					After the change	
	Number of shares (0,000 shares)	Proportion (%)	Issuance of new shares	Bonus shares (0,000 shares)	Capitalization of public reserve	Other	Sub-total	Number of shares (0,000 shares)	Proportion (%)
I. Shares with conditional sales									
1. Shares held by the State	74,382	73.52		-7,095.58			-7,095.58	67,286.42	66.51
2. Shares held by state-owned legal person									
3. Share held by other domestic investors									
Including: shares held by domestic legal person									
Shares held by domestic natural person									
4. Shares held by foreign investors									
Including: shares held by foreign legal person									
Shares held by foreign natural person									
II. Shares without conditional sales									
1. RMB ordinary shares	14,784	14.61		7,095.58			7,095.58	21,879.58	21.63
2. Domestically listed foreign shares	12,000	11.86						12,000	11.86
3. Overseas listed foreign shares									
4. Others									
III. Total shares	101,166	100.00						101,166	100.00

II. Issuance and listing of shares

1. Over the past three years as at the end of the report period, the Company issued neither new shares nor derived securities.

2. On Jan. 23, 2006, the Company held the shareholders' general meeting related with the share merger reform, in which examined and passed the share merger reform plan, namely, the shareholders holding tradable A shares obtained consideration at the rate of 4.8 shares for every 10 tradable A shares based on existing share capital of 147.84 million tradable A shares of the Company. Before implementation of the said share merger reform plan, the Company's non-tradable shares amounted to 743.82 million shares, taking up 73.52% of total share capital, while the Company's tradable shares amounted to 267.84 million, taking up 26.47% of total share capital. After implementation of the said share merger reform plan, the Company's total share capital remained unchanged, the Company's shares all are tradable shares, of which, tradable shares with conditional sales amounted to 672,864,200 shares, taking up 66.51% of total share capital, while tradable shares without conditional sales amounted to 338,795,800 shares, taking up 33.49% of total share capital.

3. The Company's inner employees shares were listed for trading through approval on Aug. 26, 1994. At present, the Company has no inner employees' shares.

III. About shareholders

1. Number of shareholders and shares held by the shareholders

Total number of shareholders:99785

II. Main accounting data and financial indexes of the Company over the past three years

	2005	2004	2003(after the adjustment)	2003(before the adjustment)
Profit from main operations (RMB'0000)	85,214.12	57,054.17	96,238.35	96,238.36
Net profit (RMB'0000)	1,210.02	-14,230.78	435.61	1,135.17
Total profit (RMB'0000)	228,030.67	251,899.27	275,888.89	274,681.14
Shareholders' equity (excluding minority shareholders' equity, unit: RMB'0000)	105,697.21	100,206.94	114,446.40	113,938.21
Earnings per share - diluted (RMB)	0.0120	-0.1407	0.0043	0.0112
Earnings per share - weighted (RMB)	0.0120	-0.1407	0.0043	0.0112
Earnings per share - deducting non-recurring gains and losses (RMB)	-0.0400	-0.1271	0.01459	0.0215
Net assets per share (RMB)	1.0448	0.9905	1.1313	1.1263
Net assets per share after adjustment (RMB)	0.9840	0.9304	1.0388	1.0861
Net cash flow per share arising from operating activities	0.2632	0.0078	0.1862	0.1862
Return on equity - diluted (%)	1.14	-14.20	0.38	1.00
Return on equity - weighted (%)	1.20	-13.26	0.38	1.00
Return on equity after deducting non-recurring gains and losses - weighted (%)	-4.02	-11.98	1.91	1.91

III. Changes of shareholders' equity in the report period and the reasons for changes

Item	Share capital ('0000 share)	Capital reserve (RMB'0000)	Surplus reserve (RMB'0000)	Including: public welfare fund (RMB'0000)	Retained profit (RMB'0000)	Translation balance in foreign currency statement (RMB'0000)	Total shareholders' equity (RMB'0000)
Amount at the beginning of the report period	101,166	95,665.79	11,891.07	11,559.44	-105,381.42	-3,134.50	100,206.94
Increase in this period	0	2,158.70	0	0	1,210.020	2121.55	5,490.27
Decrease in this period	0	0	0	0			
Amount at the end of the report period	101,166	97,824.49	11,891.07	11,559.44	-104,171.40	-1012.95	105,697.21
Reason for change					profit in the report period		

Section II. Abstract of Accounting Highlights and Business Highlights

I.Main Profit Indicators in this Report Period

Unit: RMB

Total profit realized by the Company as of the year 2005	11,006,158.35
Net profit	12,100,200.79
Net profit after deducting non-recurring gains and losses	-40,482,937.48
Profit from main operations	84,995,947.27
Profit from other operations	664,478.90
Operating profit	-33,205,891.85
Investment income	46,536,393.47
Subsidy income	0.00
Net non-operating income/expense	-2,324,343.27
Net cash flows arising from operating activities	266,270,984.93
Net increase in cash and cash equivalents	106,328,933.05

Items of non-recurring gains and losses that had been deducted included gains and losses from the disposal of equity and debts amounting to RMB 46,507,481.54, non-operation income amounting to RMB 573,931.83, non-operating expense amounting to RMB 2,898,275.10, writing back reserve for falling price of inventories amounting to 8,400,000.00, and all these gains and losses totaled up RMB 52,583,138.27. Because the Company made up the losses occurred in the previous years, thus, no income tax had to be paid in 2005, there existed no influenced on income tax arising from non-recurring gains and losses.

Difference between A-share and B-share:

Effect on net profit and net assets under International Accounting Standards and adjustment:

	Net profit(RMB'000)	Net assets (RMB'000)
According to international accounting standards	62,442	975,671
Switching back of depreciation charges and amortization charges of invested property	(26,993)	121,509
Adjustment of market price of short-term investment	(363)	(1,718)
Timing difference in recognition of expenses accrued in previous year		(522)
Difference in confirmed cost of fixed assets	--	202,148
Goodwill arising from acquisition of subsidiaries	(1,397)	2,902
Difference in confirmed income due from debts reorganization	(21,587)	
Others	(2)--	--
According to Enterprise Accounting System	12,100	1,056,972

Section I. Company Profile

1. Legal Name of the Company

In Chinese:	深圳经济特区房地产(集团)股份有限公司
In English:	SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd.
Short Form in Chinese:	深房集团
Short Form in English:	SPG

2. Legal Representative: Shao Zhihe

3. Secretary of the Board: Chen Ji

Securities Affairs Representative:	Tu Zhigang
Contact Address:	47/F, SPG Plaza, Renmin South Road, Shenzhen
Tel.:	(0755) 82293000-4718, 4715
Fax:	(0755) 82294024
E-mail:	spg@163.net

4. Registered Address: 47/F, SPG Plaza, Renmin South Road, Shenzhen

Office Address:	45/F-48/F, SPG Plaza, Renmin South Road, Shenzhen
Postal Code:	518001
E-mail:	spg@163.net

5. Newspapers for Disclosing the Information:

Domestic:	China Securities Journal
Overseas:	Ta Kung Pao
Internet Website Designated by CSRC for Publishing the Annual Report:	http://www.cninfo.com.cn
The Place Where the Annual Report is Prepared and Placed:	47/F of SPG Plaza, Renmin South Road, Shenzhen

6. Stock Exchange Listed with: Shenzhen Stock Exchange

Short Forms of the Stock:	G SHENSHENFANG(Stock Code: 000029)
	SHENSHENFANG B (Stock Code: 200029)

7. Other Information of the Company

Initial registration date:	Jan. 8, 1980
Registration place:	Shenzhen Administration Bureau for Industry and Commerce
Registration code of corporate business license:	4403011002426
Registration code of taxation:	440301192179585
Name and address of Certified Public Accountant engaged by the Company:	
Name:	Shenzhen Nanfang Minhe Certified Public Accountants
Address:	8/F, Electronics Tech. Bldg., No. 2007, Shennan Middle Road, Shenzhen

CONTENTS

IMPORTANT NOTES

The Board of Directors, the Supervisory Committee, directors, supervisors and senior executives of Shenzhen Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (hereinafter referred to as the Company) hereby ensure that there are no false records, misleading statements, or significant omissions in the materials of this report, and will assume individual and joint responsibilities concerning the authenticity, accuracy and integrity of its contents.

Director Xu Zhenhan was absent from the Board meeting due to business and entrusted Chairman of the Baord Shao Zhihe to vote; Director Xie Guangliang did not attend the Board meeting due to personal reason and did not entrust another to vote.

Chairman of the Board Shao Zhihe, person in charge of accounting work Luo Kunquan and person in charge of accounting organ Chen Jincai hereby ensure the authenticity and integrity of the Financial Report enclosed in the Annual Report.



深圳经济特区房地产(集团)股份有限公司

SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE&PROPERTIES (GROUP).CO., LTD.

20 Annual Report